U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF

SMALL BUSINESS ISSUERS

UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 000-___________

NEAH POWER SYSTEMS, INC.

(formerly, GROWTH MERGERS, INC.)

Nevada	88-0418806
(State or other jurisdiction of incorporation or formation)	(I.R.S. employer identification number)

22122 20th Ave SE, Suite 161
Bothell, Washington 98021	98021
(Address of Principal Executive Offices)	(Zip Code)

Issuer's telephone number: (425) 424-3324

Copies to:

Stephen A. Weiss, Esq.
Hodgson Russ LLP
60 East 42nd Street, 37th Floor
New York, NY 10165
Ph: (212) 661-3535
Fax: (212) 972-1677

Securities to be registered under Section 12(b) of the Act: none

Securities to be registered under Section 12(g) of the Exchange Act:

Title of each class to be so registered:	Name of Exchange on which each class is to be registered:

Common Stock, $.001 par value per share         N/A

TABLE OF CONTENTS

PART I

PART I

As used in this Form 10-SB (a) except for share and per share data, the terms “Neah Power,” “Company,” “we,” “our” and like references mean and include both Neah Power Systems, Inc., a Nevada corporation (formerly, Growth Mergers, Inc.) and its wholly-owned subsidiary, Neah Power Systems, Inc., a Washington corporation, on a combined basis, (b) the term, “Neah Power Washington” refers only to Neah Power Systems, Inc., the Washington corporation. Except as otherwise expressly indicated, all references to shares of capital stock, notes, warrants, options and other outstanding securities mean securities only of Neah Power Systems, Inc., the Nevada corporation.

ITEM 1. DESCRIPTION OF BUSINESS

(a) Business Development

Growth Mergers, Inc.

Neah Power Systems, Inc. was incorporated in the State of Nevada on February 1, 2001 under the name Growth Mergers, Inc.

Effective March 9, 2006, Growth Mergers, Inc. entered into an Agreement and Plan of Merger, as amended on April 10, 2006. Pursuant to such merger agreement, Growth Acquisitions, Inc., a Washington corporation and wholly-owned subsidiary of Growth Mergers, Inc., merged with and into Neah Power Washington. Following the merger, Growth Mergers, Inc. changed its corporate name from Growth Mergers, Inc. to Neah Power Systems, Inc. By virtue of this merger, Growth Mergers, Inc. (as Neah Power Systems, Inc.) became the parent corporation of Neah Power Washington.

The purpose of the merger was to enable Neah Power Washington, as Growth Mergers, Inc.’s subsidiary, to access the capital markets via a public company. Our common stock currently trades on the over-the-counter pink sheets. We have filed this registration statement in order to register our common stock under the Securities and Exchange Act of 1934, as amended. This will enable us to seek to list our shares for quotation on the OTC Bulletin Board and ultimately listing on a national securities association or exchange, such as the Nasdaq Stock Market or the American Stock Exchange. There is no assurance that we will qualify for quotation on the OTC Bulletin Board or listing on national securities association or exchange.

Prior to the merger Growth Mergers, Inc. was a shell company and had engaged in no substantive business operations since 2003. In May 2005, a shareholder of the shell company brought an action in Nevada Superior Court seeking the appointment of a custodian for the purpose of reinstating the corporate charter, locating the financial records in order to file tax returns and an information statement to permit it to resume its status of good standing and to otherwise restore the business and prospects of Growth Mergers, Inc. for the benefit of its shareholders. On June 14, 2005, the custodian was appointed. In August 2005, the custodian finished its report on the winding up and filed a Report of Custodian and Request for Discharge in which it affirmed that it had fulfilled its duties as custodian under the Nevada Revised Statutes and requested that it be discharged as such. In October 2005, this process was complete and the Second Judicial District Court of the State of Nevada issued an Order Approving Report and Discharge of Custodian. As a result, the custodian was appointed the sole director, President and Secretary, the corporation was restored to good standing with a newly appointed agent for service of process and the custodian appointed an accounting firm to compile financial statements for 2004 and 2005 to reflect no assets, no liabilities and no income or expenses (a subsequently performed audit of the financial statements uncovered $49,000 in liabilities to certain persons, as discussed below). No record was found involving any liens, judgments, warrants, options or other claims against the corporation or its stock. This process enabled the then principal stockholders to use the entity for other purposes, such as the transaction that ultimately resulted with Neah Power Washington. Although approved by the Nevada District Court, the effect of the custodian’s report was not the legal equivalent of a debtor being discharged from its obligations in a bankruptcy proceeding.

Prior to its acquisition of Neah Power Washington, Growth Mergers, Inc. effected a 1:100 reverse split of its 24,077,150 then outstanding shares of common stock, and entities controlled by David Moore, Peter Cangany, John Otto and David Otto, the holders of approximately $49,000 of Growth Mergers, Inc.’s then outstanding debt, converted such debt into 5,000,000 shares of common stock. Growth Mergers, Inc. then effected a 2:1 forward stock split, as a result of which an aggregate of 10,481,543 shares of Growth Mergers, Inc. common stock was issued and outstanding immediately prior to the acquisition of Neah Power Washington. The stock splits were effected for the purpose of arriving at a specified capital structure for Growth Mergers, Inc. which was the result of negotiations among the above-referenced principal stockholders of Growth Mergers, Inc. and affiliates of Special Investments Acquisitions Associates, LLC and Summit Investments Ltd. Such stock splits were consummated to effect such desired capital structure of Growth Mergers, Inc. immediately prior to its acquisition of Neah Power Washington and were instrumental in inducing the Growth Mergers, Inc. principal stockholders to contribute $500,000 to the capital of our company as working capital for Neah Power Washington. Such $500,000 capital contribution was a condition to consummation of our acquisition of Neah Power Washington and was used to fund short-term expenses of Neah Power Washington.

All share and per share amounts contained in this registration statement on Form 10-SB reflect the reverse and forward stock splits referred to above.

Terms of the Merger

Each of the 7,990,457 shares of common stock of Neah Power Washington outstanding was converted into the right to receive 3.2793941 shares of common stock of Growth Mergers, Inc. Pursuant to the merger agreement, Growth Mergers, Inc. issued 26,203,858 shares of its common stock to the former shareholders of Neah Power Washington. In addition, Growth Mergers, Inc. provided for $500,000 of much needed capital for Neah Power Washington.

Immediately prior to the merger, Growth Mergers, Inc. sold for nominal consideration ($6,500 or $0.001 per share) to Special Investments Acquisitions Associates, LLC and Summit Investments Ltd. a total of 6,500,000 shares of our Series A Preferred Stock that were convertible into a maximum of 68,130,030 shares of our common stock, less the sum of (a) 6,255,000 shares of our common stock that were or are issuable to other former Neah Power Washington security holders upon conversion of our 8% notes or exercise of certain warrants, and (b) all shares issued in connection with any one or more offerings of equity or equity type securities providing our company with aggregate initial gross proceeds of $1,500,000. The 6,255,000 shares consist of 2,502,000 shares that were issuable on conversion of shareholder loans (at a conversion price of $0.20 per share) and 3,753,000 shares underlying certain warrants issued to the former Neah Power Washington security holders described below.

As indicated above, the holders of our Series A Preferred Stock were instrumental in negotiating and arranging for the merger transaction with Neah Power Washington. Paul Abramowitz, our Vice Chairman, Chief Executive Officer and President, is the principal owner of Special Investments Acquisition LLC, and also beneficially owned through an affiliate approximately 0.4% of the capital stock of Neah Power Washington prior to the merger. On an as-converted basis, the purchasers of the Series A Preferred Stock paid nominal consideration of approximately $.001 per share of underlying common stock. This nominal purchase price and the number of shares issued were based upon negotiations between the management and significant shareholders of Neah Power Washington, on the one hand, and the Series A Preferred Stock purchasers, on the other, as consideration for the Series A Preferred Stock purchasers’ role in identifying, negotiating and facilitating the merger and for securing short-term funding for Neah Power Washington to cover its working capital needs at the time of the merger. This consideration consisted of a controlling interest in our company, following the merger. At the time of such negotiations, Neah Power Washington urgently needed immediate funding from third party sources as its existing investors were subject to certain contractual restrictions on investing additional funds. Additionally, Neah Power Washington management strongly believed that it needed to become part of a public company through the merger in order to obtain such immediate funding and attract additional financing as needed.

In connection with the merger, in March 2006, Alta California Partners III, L.P., Alta Embarcadero Partners III, LLC, Castile Ventures II-A, L.P., Castile Ventures II-B, L.P., Frazier Technology Ventures I, L.P. and Friends of Frazier Technology Ventures I, L.P., each of which were Neah Power Washington security holders, exchanged an aggregate of $142,400 of Neah Power Washington notes for our convertible notes and lent an additional $358,000 to Neah Power Washington. In consideration for such additional loans, we exchanged all Neah Power Washington notes for our 8% $500,400 convertible notes due June 30, 2007. Such 8% notes were convertible at $0.20 per share and included five year warrants entitling the note holders to purchase an additional 3,753,000 shares of our common stock at an exercise price of $0.20 per share. By their terms, all of the $500,400 of convertible notes automatically converted into shares of our common stock at such time as we received gross proceeds of $1,500,000 or more from any debt or equity financing. Dr. Daniel Rosen, the chairman of the board of directors of our company, was at the time of the merger affiliated with Frazier

Technology Ventures I L.P., and Roger Walton, a director of our company, was at the time of the merger and continues to be affiliated with Castile Ventures II-A, L.P. and Castile Ventures II-B, L.P.

As described elsewhere in this Form 10-SB, in April 2006, we sold an aggregate of 4,600,000 shares of our common stock at $0.50 per share to nine investors in a private placement. As a result, all $500,400 of our 8% notes were converted into 2,502,000 shares of our common stock. In addition, all 6,500,000 shares of Series A Preferred Stock issued in March 2006 to Special Investments Acquisitions Associates, LLC and Summit Investments Ltd. were, by their stated terms, converted into an aggregate of 61,028,030 shares of our common stock, of which 3,753,000 shares were placed in escrow for issuance upon exercise of warrants issued to the former holders of our 8% notes.

While all of the outstanding warrants to purchase common stock of Neah Power Washington were “out of the money” as of the date of the merger agreement, the holders of our Series A preferred stock agreed to escrow up to 225,000 shares of their common stock for issuance to any holder of such Neah Power Washington warrants that had not expired or been terminated.

(b) Description of Business

Our Business

Through our wholly-owned subsidiary, Neah Power Washington, we have developed what we believe is a potential breakthrough in the development of a direct methanol micro fuel cell, that can serve as a replacement for batteries in a variety of mobile products.

Fuel cells are devices that combine a fuel, such as methanol, with an oxidant, such as oxygen gas, in a chemical reaction to produce electricity. Much like the engine in a car, a fuel cell can generate electricity continuously as long as fuel and oxygen are supplied to the reactor. Like a car, fuel cells can be "refueled" instantly by simply maintaining the fuel supply with small, replaceable fuel cartridges. Since fuel cells can be "recharged" instantly, end-users of mobile products powered by fuel cells can achieve long runtime by carrying spare fuel cartridges, not extra batteries and chargers. Also, because spare fuel cartridges can be smaller, lighter and less costly than extra batteries, convenience of use can be dramatically improved.

Using our patented technology based on porous silicon, we are developing this technology to produce our proprietary fuel cell for portable electronic devices to replace batteries that typically operate in the 10-100 watt range. These electronic devices are most commonly served by lithium-ion battery based power packs.

To date, we have produced a blueprint and all requisite components of our fuel cell, but have not as yet assembled a working prototype. While we expect to have completed a working prototype by the end of December, 2006, we cannot assure you that we will in fact be able to do so.

We intend to develop prototype devices that can be evaluated by OEM’s for the development of final fuel cell products that either we or potential licensees of ours will use to manufacture final products for sale to our partners, distributors, or OEM customers. We also intend to design and distribute the fuel cartridge that our fuel cells require for refueling. We expect to generate revenues from both the sale and licensing of both fuel cartridges and the completed fuel cells. Our current business plan contemplates that we will subcontract to third parties substantially all of the production and assembly of these fuel cartridges. However, we may elect to produce the fuel cells through subcontractors and distribute it ourselves, or we may opt to both manufacture and distribute the fuel cells ourselves. What decision we ultimately make will depend upon our capital resources and production costs to be incurred, and cannot be predicted at this time.

In order to complete development of our fuel cell, we must achieve the following goals:

•	Resolve certain issues of contamination of the electrolytes which can lead to degraded performance of the fuel cell unit and therefore reduce its power capability;

•	In order to meet specifications suitable for a military fuel cell, increase by approximately 400%
the volumetric power density over the power density currently available in our fuel cells - this power increase is believed to be achievable based on experimental data and modeling, but has not yet been demonstrated in an operating fuel cell;

• Complete development of manufacturing techniques for fuel cell and fuel cartridge assembly, allowing the unit to meet relevant specifications (such as those of the Underwriters’ Laboratories) that are required by many customers;

• Further develop manufacturing techniques for key components of the fuel cells and locate suitable manufacturing partners or subcontractors; and

• Reduce the gold and platinum precious metal content of the fuel cells from present levels according to a staged program in order to meet our production cost objectives.

The Opportunity

The worldwide proliferation of portable electronic devices, including notebook and tablet computers, PDAs, camcorders, digital cameras and military equipment has created a large and growing demand for energy storage systems that are compact, lightweight and powerful and a large market for small, high performance batteries. According to Hideo Takeshita, Vice President of the Institute of Information Technology, Ltd. (Portable Power 2005 presentation, September 15, 2005), this market was estimated at more than $6 billion in 2005, of which approximately 70% was accounted for by lithium-ion batteries.

The Growing “Power Gap”

We believe that a "power gap" has emerged between the energy demand of portable electronic devices and the energy storage available in today's rechargeable batteries. The power gap is widely recognized to be among the most important challenges facing the portable electronics industry. We further believe that fuel cells are one of the most promising technologies that can bridge the power gap and provide portable products with a significant increase in runtime, instant recharge and greater convenience of use.

As technology advances are made for a wide variety of portable electronic devices, a key gating issue is meeting demands for greater power. Power-hungry features include WiFi (802.11 wireless), WiMax (802.16 wireless), high-speed WAN networking (e.g. EVDO), DVD players, better sound, better graphics, realistic games, etc.

The growth of this power gap can be clearly seen in currently available rechargeable batteries. As an example, in recent years, computer notebook makers have introduced products with larger, more vivid color displays, faster processors, larger hard drives, DVD drives and burners, as well as multimedia and wireless networking capabilities. Each of these features requires additional power, and taken together, can be a significant drain on the PC’s limited battery capacity. Even simply watching a two hour movie on a laptop often requires a total recharge of the battery. Thus, battery life has become a key component in the consumer’s purchase decision. We believe that the direct methanol, micro fuel cell is one of the most promising technologies that can bridge the power gap and provide portable products with a significant increase in runtime and greater convenience of use.

The limited energy storage of existing battery technologies is widely recognized to be among the most important challenges facing the portable electronics industry. In a buyer survey conducted for Intel in 2005 entitled “Overview of Worldwide Batters Life Centric Notebook PC Usage Model Research”, users indicated that battery life affects their purchasing decisions and they were willing to pay more for a notebook with longer battery life.

We also believe that our direct methanol micro fuel cell technology has direct commercial applications in portable laptop computers. Laptops now constitute over half of all computers sold. We believe that our technology may ultimately be capable of replacing the lithium-ion batteries currently used by computer manufacturers world-wide.

Many other portable electronic devices would also benefit from our fuel cell technology. For example, modern game consoles with realistic graphics and sound require a great deal of power and could be a market for our fuel cells, as could a variety of digital cameras and camcorders. Virtually any power hungry portable consumer device that currently uses a rechargeable or disposable battery is a candidate for our fuel cells in the long term.

The Military Need

The military has a particularly acute need for better battery solutions. According to Defense Update, the International Defense Online Magazine, fuel cells offer significant savings of loads, in weight and volume, compared to conventional power sources (Issue 4, 2004). The article cites as an example that a 13-pack of BA-5590 batteries weighs more than 29 lbs. and costs $100 each. Thirteen batteries are required to support a typical 72-hour deployment. As batteries reach the end of their useful life and power limits the need for an alternative portable power source is clear. In addition, according to an article by Nicholas Sifer (“Portable Fuel Cell

Technology for Soldier Power,” RDECOM Magazine, August 2005), new power and energy technologies are critical in helping the Army achieve its plan to digitize the battlefield. Mr. Sifer further indicates that the average dismounted soldier’s power demand has increased by a factor of 10 over the past century and is expected to increase by another factor of 10 within the next few years.

Limited Development Potentials of Conventional Battery Technologies

Lithium-ion is the dominant technology for powering today's notebook and tabletop PCs, PDAs and other mobile devices. Introduced in the early 1990s, many experts believe the technology has become mature. While new electrode materials under development have the potential to increase battery energy density by as much as 25% over the next two to three years, many industry experts believe that the energy demand from new features will outpace this growth and that the power gap will continue to worsen.

The Opportunity for Fuel Cells

Fuel cells are one of the most promising technologies for bridging the “power gap” described above because they provide much longer runtimes and can be refueled indefinitely with small, inexpensive fuel cartridges. Management of our company believes that a cost-competitive fuel cell system could ultimately be the power supply of choice for a broad range of portable consumer devices such as notebook computers, media players, cell phones, game consoles and their successors. Management of our company also believes that fuel cells will be the power source of choice for many military, homeland security, emergency service and commercial duty uses such as tactical radios, remote sensors, specialized computers and professional video equipment. The availability of small fuel cells is also expected to stimulate the development of completely new categories of devices.

The Fuel Cell Market

Fuel cells can be categorized by the market applications they potentially serve and by their power output. We are focused on providing an alternative to conventional batteries for portable electronic devices that typically operate in the 10-100 watt range. Examples of end applications we are targeting include notebook computers, media players, PDAs, game consoles, tactical radios for military and homeland security, remote sensors and video equipment.

Other segments of the fuel cell market include low power systems (less than 10 watts) for low power devices and trickle chargers, and higher power systems (greater than 100 watt) typically aimed at stationary power generation or vehicle power plants.

Our target market segment has a number of specific requirements and unique challenges. To succeed in this segment, fuel cells must have a high power density (i.e., a high wattage for their size and weight). They must also have a safe, easily portable and efficient fuel source. The fuel cells must be transportable and operate reliably in a wide range of environmental conditions.

We are focused on replacing batteries in the 10-100 watt range. There are applications that require less than 10 watts, typically standard cell phones and the like. Low power fuel cells can be used as off board “battery chargers” meant to serve essentially as a trickle charger to an existing battery solution. These applications use simpler fuel cells that are typically characterized by “passive” fuel management systems, small size and low power output capability. Replacing batteries in the 10 to 100 watt range is much more difficult, since it requires a much higher power output, more efficiency and an active rather than passive design.

Within the 10-100 watt battery replacement space, the dominant technology direction over the last 30 years has been the ongoing development of fuel cells based on Proton Exchange Membranes ("PEM"). A PEM is usually a polymeric structure resembling a thin sheet of plastic that conducts protons, acting as a solid state electrolyte for electrochemical reactions. Typical PEM based fuel cells use this material as a basic building block of the electrochemical power generation unit. PEM -based solutions may use either the oxidation of hydrogen gas as the fuel source or the direct oxidation of liquid methanol in a configuration known as Direct Methanol Fuel Cell ("DMFC").

The commercial development of PEM-based solutions has been hampered by a number of technical issues. Performance of these PEM membranes is highly dependent on maintaining tight environmental control of the operating conditions which has been difficult to achieve in product based designs. Longevity of the PEM based systems has also been a challenge with membrane and catalyst degradation issues limiting the operating life of the systems. Finally, PEMs are expensive to manufacture because they use costly proprietary materials and because the industry has not been able to develop the scalable low-cost manufacturing processes that are needed for the unique PEM fuel cell requirements.

Rather than joining numerous other companies that are trying to create a better PEM-based direct methanol fuel cell, we felt an entirely new design approach was necessary to achieve the energy and power densities and reliability required by portable electronic devices. Our unique fuel cell design utilizes a patented porous silicon electrode structure and circulating liquid streams of fuel, oxidant and electrolyte. In final form, the technology can be packaged in a plastic case to create a self-contained system that retains the excess water produced during operation and does not expose the cathode catalyst directly to the contaminants found in the air like traditional DMFCs. Furthermore, since our design is based largely on standard silicon wafer processing, we believe that it should have significant manufacturing advantages over traditional PEM-based fuel cells.

Based on our 6 issued patents and 11 additional patent filings, we believe our technology is proprietary and can be protected.

Strategic Goals and Relationships

We plan to employ a two-pronged commercialization strategy, initially focusing on military and industrial duty applications, followed by penetration of consumer electronics markets as continued development efforts improve fuel cell performance and cost. End users of fuel cell-powered products will be able to achieve long runtime by carrying spare fuel cartridges, not extra batteries and chargers.

The initial markets (military and industrial) have certain unique needs, both for fuel cells and cartridges. We plan to partner with existing leaders in those fields to assist in the design to meet those unique needs, and ultimately, to facilitate the sales, marketing and distribution of our products to the end customers.

We have established several business relationships that we believe will help us develop, produce and market our fuel cells and cartridges.

In September 2003, we were awarded a two year, $2.0 million government grant from National Institute of Standards and Technology’s Advanced Technology Program. This grant was completed in September 2005. Deliverables associated with the grant were confined to reports on technical progress. All terms associated with the grant are defined in the document “Department of Commerce Financial Assistance Standard Terms and Conditions.”

In December 2003, we signed a $1.7 million agreement with Thales Communications, Inc., a defense contractor (“Thales”), to provide fuel cells for use with portable, tactical military radios and other next generation communications devices. This contract provided for an initial payment of $153,000 followed by a total of $191,000 during the course of a 9-month contract. If Thales exercises an option to continue development, $1.402 million will be payable in stages over the year following exercise of this option. The agreement includes provisions for escrow of contract deliverables which would allow Thales to continue to manufacture our products under certain circumstances. The agreement, as amended, is attached as an exhibit to this registration statement. We are late in delivering prototypes according to the terms of the contract. This is largely due to difficulties in reduction of our technology to practice. Early prototypes of our technology were not successful and this led to a need for changes in the fuel cell design. We continue to work with Thales toward revising and restating our contractual milestones.

Under the terms of the agreement, Thales can terminate the contract at any time.

In May 2004, Novellus Systems, Inc. invested $2.5 million in Neah Power Washington and signed a technology collaboration agreement. Effective May 24, 2006, this agreement was renewed and extended to March 9, 2008 and we were added as a party. Under the terms of the renewal agreement, Novellus continues to provide us with key engineering and technical expertise in connection with the development of our products, including the use of porous silicon in our fuel cells. Subject to Novellus’ continued assistance under the collaboration agreement and the technology being jointly developed with Novellus achieving certain milestones, we expect to acquire all significant rights to the technology developed jointly by Novellus and us and to obtain the right to call on Novellus for reasonable technical assistance for a period of seven years. As part of the contract renewal, subject to our reaching final agreement with Novellus as to the product development milestones, we have issued to Novellus a warrant to purchase 4,705,000 shares of our common stock at an exercise price of $.001 which will expire on April 1, 2011. The milestones have yet to be established and are to be determined by good faith negotiation between the parties within the 90 days following the date of the extension. The parties’ failure to reach such milestones will result in termination of both the collaboration agreement and the warrant; in addition, to the extent Novellus will at such time have exercised the warrant for all or a portion of the shares of our common stock underlying it, then we will have the right to repurchase those shares of our common stock at the exercise price. Novellus has agreed under the extension agreement to the termination of all of its previously outstanding warrants and options to purchase Neah Power Washington common stock.

The 2006 US Department of Defense Appropriations Bill included a 1.75 million project for the development of porous silicon direct methanol fuel cell technology. We are currently in the final phase of proposal submission to the Office of Naval Research regarding this program, which is anticipated to start on August 1, 2006. The deliverables of the program are anticipated to be reports on technical progress. Specific terms of the grant cannot be confirmed before final negotiations are completed. Our company will be the owner of the rights to any intellectual property arising under this program.

Having recently achieved stable, high power operation of our silicon-based chemical reactor, we are scheduled to assemble a complete working prototype, including all subsystem components, for bench-top testing during the second half of 2006. In order to do so, we will require additional financing. To meet our immediate cash needs, we intend to raise approximately $2.0 million as promptly as possible but no later than the middle of September, 2006. We will thereafter seek to raise between $5.0 million and $15.0 million over the next twelve months in order to expand operations and convert the preliminary prototype into a self-contained, portable prototype to be used to sample various U.S. military organizations and other potential OEMs. There can be no assurance that we will be successful in raising this capital on a timely basis, if at all. Our failure to obtain the necessary working capital would have a material adverse effect on our development program and business prospects.

Our Unique Patented Technology

We are developing a miniature direct methanol fuel cell (“DMFC”) system. Fuel cells use a chemical reaction to generate electricity that can be used to power devices. This external electrical current (carried by negatively charged electrons) is balanced by an internal flow of positively charged ions through an ‘electrolyte’. Protons and electrons are released from the fuel at an electrode (the ‘anode’) and are transported away by an ‘oxidizer’ at a second electrode (the ‘cathode’). Our approach is differentiated from that of many competitors by our use of our proprietary porous silicon electrodes and the use of liquid electrolytes. In our approach, a stream of methanol mixed with electrolyte is electrochemically reacted at the anode, while a flow of oxidizer and electrolyte is electrochemically reacted at the cathode. Compared to competing DMFC technologies that use carbon-based electrodes and solid PEM’s, we believe that our approach will be able to deliver higher power densities, at lower cost, and with a more reliable operation in a broader range of environmental conditions.

Porous Silicon Electrodes

Our electrode architecture uses conductive porous silicon as the catalyst support structure rather than carbon. Starting with a silicon wafer much like that used in the semiconductor industry, hundreds of thousands of microscopic pores 5 to 10 micrometers in diameter are etched completely through the silicon to create tubes about 300 micrometers long. A conductive film is then applied to the surface of the pore walls followed by a catalyst coating on top of the conductive film. The process can be used to produce either anode or cathode electrodes depending on the type of catalyst used. The final result is a porous electrode that enables a larger reactive surface area to generate more power.

Basic Cell Design

Our porous silicon electrodes can be assembled into cells and stacks that do not use a PEM or other type of separator between the anode and cathode. Instead, a flow of methanol and electrolyte is electrochemically reacted at the anode, while a flow of oxidant and electrolyte is electrochemically reacted at the cathode. Since the cathode is only exposed to the liquid oxidant and electrolyte, the stack is not directly exposed to the contaminants found in ambient air.

Overall System Design

The supply of fuels to the fuel cell stack is accomplished by a series of miniature pumps, channels through which the fluids are carried and fuel reaction chambers. Fuel and oxidizer are contained in a cartridge that may be detached from the fuel cell and replaced in order to refuel the system. The miniature pumps are used to drive fuel, electrolyte, and oxidizer around two closed loops, past the anode and the cathode respectively.

For the anode the following process takes place:

1. Liquid methanol and electrolyte are continuously pumped into the stack and through the silicon pores in the anode; 2. Unused methanol, electrolyte and carbon dioxide are forced out of the stack; 3. Carbon dioxide is separated from the methanol stream and vented into the air; 4. Contaminants are removed from the methanol and electrolyte stream 5. Fresh methanol is injected into the fuel stream from the cartridge as needed; and 6. The fuel stream is then pumped back into the stack.

This recirculation process continues until all available methanol in the replaceable fuel cartridge has been consumed.

For the cathode the following process takes place:

1. Liquid oxidant is continuously pumped into the stack and across the surface of the silicon pores; 2. Unused oxidant and reduced oxidant compounds are forced out of the stack; 3. Air is reacted with reduced oxidant compounds to convert them back into oxidant; 4. Excess water is collected in the fuel cartridge; 5. Fresh oxidant is injected into the oxidant stream from the cartridge as needed; and 6. The oxidant stream is then pumped back into the stack.

Again, this recirculation process continues until all available methanol in the replaceable fuel cartridge has been consumed. Since the oxidant is regenerated in the Neah system, the amount of oxidant in the fuel cell and cartridge is small.

Comparison between Fuel Cartridges and PEM-based Designs

The fuel cartridge in our fuel cells contains flexible storage compartments, which contain fuel, a smaller quantity of oxidizer, and waste products produced in the reaction. The cartridge interfaces to the fuel cell unit by a detachable connection engineered to prevent exposure of the user to any liquid chemicals.

We believe that the principal advantages of our approach over PEM-based designs include:

• The absence of a proton exchange membrane, and use of a liquid electrolyte, eliminate a range of possible failure modes that have hampered introduction of PEM based systems. These include degradation of the PEM membrane, crossover of methanol fuel with degradation of the cathode catalyst, damage to the cathode catalyst by exposure to airborne contaminants such as sulfur; and flooding or alternatively drying out of the cathode catalyst. We believe that these advantages will allow our fuel cells to operate in a broader range of environmental conditions, in all orientations, with high reliability.

• The use of silicon technology allows us to make use of existing silicon production infrastructure,

with reduced need to create specialized production facilities.

• The larger reaction area, coupled with the use of oxidizer at the cathode, leads to greater available power density, which reduces the size and cost of the fuel cell system.

• Our technology allows us to create alternative product designs that do not require interactions with the environment for operation. This allows us to extend our fuel cell products to applications like sensor networks that require operation without breathing air or expelling gases.

• The design of the fuel cell avoids conflicts with numerous patents and is itself patented by our company.

• Water created in the fuel cell reaction is retained in the fuel cartridge, not vented where it can damage the host device.

We believe that the principal disadvantages of our approach consist of the following factors:

• Our approach requires both the fuel cell and the cartridge to contain acids at corrosive concentrations. It is therefore important to ensure that users of the technology are not brought into contact with these acids and that additional steps be taken to ensure that the lifetime of the system is adequate.

• The need to select materials compatible with the chemistry in use may increase the cost of production of the fuel cell.

• It is at present, and may continue to be, necessary for the fuel cartridge to contain certain amounts of chemicals other than fuels, in order to flush out contaminants or to replenish the oxidizer present in the fuel cell. This reduces the energy available per unit volume of the cartridge.

Technical Achievements

We believe that our development effort has produced significant achievements to date. We further believe that these accomplishments have reduced many of the technology risks associated with the development of Neah Power Washington fuel cells.

The following is a qualitative list of these accomplishments.

1.	Porous silicon pilot production capability established at Neah Power Washington - A scalable process has been defined;

2.	Capable of depositing metals in high-aspect ratio silicon pores - Various deposition techniques have been developed;

3.	Demonstrated high power electrode structures for DMFCs;

4.	Demonstrated stable 8-cell stack operation;

5.	Developed balance of plant components (i.e., all parts other than the stack) for use in complete prototypes;

6.	Developed computer models to predict complete fuel cell system performance and cost; and

7.	Filed patents to protect our unique technology.

Intellectual Property

We filed our first U.S. patent application in November 1999. Since then, we have filed patent applications covering many of the components and systems involved in our fuel cell design. In November 2003, we were awarded our first patent, U.S. Pat. No. 6,641,948, and in February, 2005, were awarded a continuation patent, U.S. Pat. No. 6,852,443, both entitled "Fuel Cells Having Silicon Substrates and/or Sol-Gel Derived Support Structures." These foundational patents broadly cover silicon-based electrodes for use in fuel cells. Subsequently, we were granted four other patents which are fundamental to our technology and cover the use of porous substrates coated with catalyst as fuel cell electrodes as well as electrode and cell bonding techniques. When appropriate, foreign patent equivalents are pursued under the Patent Cooperation Treaty (the “PCT”). We monitor patent filings carefully and are not aware of any other patents that create potential conflicts with our fuel cell design or technology.

In addition, we believe our fuel cell design and technology are not in conflict with the U.S. patents covering PEM-

based DMFCs held by several organizations in the U.S. The following are our basic areas of patent coverage.

U.S. Patents:

1.	U.S. Patent No. 6,641,948 entitled “Fuel Cells Having Silicon Substrates And/Or Sol-Gel Derived Support Structures” issued November 4, 2003. (401) Expires: April 5, 2020.

2.	U.S. Patent No. 6,720,105 entitled “Metallic Blocking Layers Integrally Associated With Fuel Cell Electrode Structures And Fuel Cell Electrode Stack Assemblies” issued April 13, 2004. (401C2) Expires: April 5, 2020.

3.	U.S. Patent No. 6,808,840 entitled “Silicon-Based Fuel Cell Electrode Structures And Fuel Cell Electrode Stack Assemblies” issued October 26, 2004. (401C3) Expires: April 5, 2020.

4.	U.S. Patent No. 6,811,916 entitled “Fuel Cell Electrode Pair Assemblies And Related Methods” issued November 2, 2004. (402) Expires: December 12, 2021.

5.	U.S. Patent No. 6,852,443 entitled “Fuel Cells Having Silicon Substrates And/Or Sol-Gel Derived Support Structures” issued February 8, 2005. (401D1) Expires: April 5, 2020

6.	U.S. Patent No. 6,924,058 entitled “Hydrodynamic Transport and Flow Channel Passageways Associated with Fuel Cell Electrode Structures and Fuel Cell Electrode Assemblies” issued Aug. 2, 2005. (401C5) Expires: April 5, 2020.

Foreign Patents:

1.	Chinese Patent No. CN1205685C entitled “Fuel Cells Having Silicon Substrates And/Or Sol-Gel Derived Support Structures” issued June 1, 2005. (401CN) Expires: November 17, 2019.

In addition to the foregoing patents, we also have the following applications pending:

U.S. Provisional Patent Applications:

1.	U.S. Pat. Appl. No. 60/720,050 entitled “Microfluidic Gas-Liquid Separators and Related Wicking Structures” filed October 3, 2005. (415P1)

U.S. Utility Patent Applications:

1.	U.S. Pat. Appl. No. 10/336,162 entitled “Porous Fuel Cell Electrode Structures Having Conformal Electrically Conductive Layers Thereon” filed January 3, 2003. (403)

2.	U.S. Pat. Appl. No. 10/996,647 entitled “Silicon-Based Fuel Cell Electrode Structures” filed Nov. 23, 2004. (401D2)

3.	U.S. Pat. Appl. No. 10/251,518 entitled “Fuel Cells Having Internal Multistream Laminar Flow” filed September 20, 2002. (404C1)

4.	U.S. Pat. Appl. No. 10/613,887 entitled “Closed Liquid Feed Fuel Cell Systems And Reactant Supply And Effluent Storage Cartridges Adapted For Use With The Same” filed July 2, 2003. (404C2)

5.	U.S. Pat. Appl. No. 10/966,721 entitled “Nitric Acid Regeneration Fuel Cell Systems” filed Oct. 15, 2004. (405)

6.	U.S. Pat. Appl. No. 10/892,876 entitled “Fuel Cells Having Cross Directional Laminar Flowstreams” filed Jul. 16, 2004. (406)

7.	U.S. Pat. Appl. No. 11/064,544 entitled “Porous Silicon Heat Sinks and Heat Exchangers” filed March 2, 2005. (412)

8.	U.S. Pat. Appl. No. 11/313,550 entitled “Detachable Reactant Supply and Effluent Storage Cartridges, Layered Pump Assemblies, and Rotatable Fluid Transfer Valve Disk Assemblies for Use with Regenerative Fuel Cell Systems” filed Dec. 20, 2005. (413)

9	U.S. Pat. Appl. No. 11/242,237 entitled “Porous Silicon Undercut Etching Deterrent Masks and Related Methods” filed October 3, 2005. (414)

Foreign Patent Applications:

1.	Canadian Pat. Appl. No. 2,392,115 entitled “Fuel Cells Having Silicon Substrates And/Or Sol-Gel Derived Support Structures” filed July 27, 2002. (401CA)

2.	European Pat. Appl. No. 00991398.9 entitled “Fuel Cells Having Silicon Substrates And/Or Sol-Gel Derived Support Structures” filed May 17, 2002. (401EP)

3.	Japanese Pat. Appl. No. 2001-537811 entitled “Fuel Cells Having Silicon Substrates And/Or Sol-Gel

Derived Support Structures” filed May 17, 2002. (401JP)

4.	Canadian Pat. Appl. No. 2,444,688 entitled “Porous Silicon And Sol-Gel Derived Electrode Structures And Assemblies For Use With Fuel Cell Systems” filed October 17, 2003. (401CCA)

5.	Chinese Pat. Appl. No. 02811803.0 entitled “Porous Silicon And Sol-Gel Derived Electrode Structures And Assemblies For Use With Fuel Cell Systems” filed October 20, 2003. (401CCN)

6.	European Pat. Appl. No. 02731430.1 entitled “Porous Silicon And Sol-Gel Derived Electrode Structures And Assemblies For Use With Fuel Cell Systems” filed November 19, 2003. (401CEP)

7.	Japanese Pat. Appl. No. 2002-584409 entitled “Porous Silicon And Sol-Gel Derived Electrode Structures And Assemblies For Use With Fuel Cell Systems” filed October 20, 2003. (401CJP)

8.	Canadian Pat. Appl. No. 2,472,232 entitled “Porous Fuel Cell Electrode Structures Having Conformal Electrically Conductive Layers Thereon” filed July 3, 2004. (403CA)

9.	Chinese Pat. Appl. No. 03801936.1 entitled “Porous Fuel Cell Electrode Structures Having Conformal Electrically Conductive Layers Thereon” filed July 2, 2004. (403CN)

10.	European Pat. Appl. No. 03701220.0 entitled “Porous Fuel Cell Electrode Structures Having Conformal Electrically Conductive Layers Thereon” filed July 3, 2004. (403EP)

11.	Japanese Pat. Appl. No. 2003-558944 entitled “Porous Fuel Cell Electrode Structures Having Conformal Electrically Conductive Layers Thereon” filed July 2, 2004. (403JP)

Competition

The development and marketing of fuel cells and fuel cell systems is extremely competitive. In many cases, we compete directly with alternative energy and entrenched power-generation and power-storage technologies. In addition, a number of firms throughout the world have established fuel cell development programs, albeit most of them PEM-based. Competitors range from development stage companies to major domestic and international companies, many of which have:

  substantially greater financial, technical, marketing and human resource capabilities;
  established relationships with original equipment manufacturers;
  name-brand recognition; and
  established positions in the markets that we have targeted for penetration.

These or other companies may succeed in developing and bringing to market products or technologies that are more cost-effective than those being developed by us or that would render our products and technology obsolete or non-competitive in the marketplace.

Employees

We currently have approximately 25 employees, including 3 executive officers, 20 persons in research and development and 2 clerical and administrative personnel. In addition, Novellus Systems has supplied us with two full time scientists whose salary and expenses we are responsible for.

(c) Reports to security holders

(1) We are not currently required to deliver an annual report to security holders.

(2) Our shares currently trade on the over-the-counter “pink sheets.” We do not currently file reports with the Securities and Exchange Commission (the “SEC”), and our common stock is not registered under Section 12(g) of the Securities Exchange Act of 1934, as amended. We intend to become a reporting company and will comply with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(3) The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

This registration statement contains forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “intends,” “potential” and similar expressions. All of the forward-looking statements contained in this registration statement are based on estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market and other factors. Although we believe such estimates and assumptions are reasonable, they are inherently uncertain and involve risks and uncertainties. In addition, management’s assumptions about future events may prove to be inaccurate. We caution you that the forward-looking statements contained in this registration statement are not guarantees of future performance and we cannot assure you that such statements will be realized. In all likelihood, actual results will differ from those contemplated by such forward-looking statements as a result of a variety of factors, including those factors discussed in “Risk Factors.” Except as required by law, we undertake no obligation to update any of these forward-looking statements.

General

The discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The following discussion of our financial condition and results of operations should be read in conjunction with (1) our audited financial statements for the years ended December 31, 2005 and 2004, together with notes thereto included elsewhere in this Form 10-SB and (2) our unaudited quarterly financial statements and notes thereto for the three months ended March 31, 2006 and 2005 also included elsewhere in this Form 10-SB.

Plan of Operations

We are developing a direct methanol micro fuel cell using our patented technology which is based on porous silicon. The fuel cells we have planned and designed are intended to be viable replacements of many types of batteries typically in use today, such as the lithium-ion and lithium-polymer power sources that drive most laptop and notebook computers, mobile phones and PDA’s.

Recent trends continue to show the need for better and longer-lasting power solutions to close the “power gap” thus enhancing mobility and productivity.

Based on user demand, mobile electronic companies continue to add features for richer experiences. Notebook PC makers, for example, in recent years have enhanced their products with larger, more vivid color displays, faster processors, larger hard drives, DVD and/or CD drives, as well as multimedia and wireless networking capabilities. Each of these additions requires more power and, taken together, can be a significant drain on the PC’s limited battery capacity.

Users are also more dependent on these mobile devices and using them longer without access to A/C power, compounding the “power gap.” Sales of notebook PCs continue to grow faster than those of the overall PC market, and now represent more than half of all PCs sold. Moreover, with the growth and widespread availability of high-speed wireless connections (Wi-Fi) in corporate offices and public locations, “persistent” computing - constant connectivity to the Internet, email and corporate files - is becoming commonplace, creating additional demands for longer-lasting power.

We believe that our fuel cells, when fully developed, will be capable of bridging the power gap by having more power, a longer life and an instant recharge system using replacement fuel cartridges. In addition, we believe that they will be smaller and lighter than the batteries currently in use.

We have produced a blueprint and all the requisite components for our fuel cell, but we have not, as yet, produced a working prototype. We anticipate that such a prototype will be completed by December, 2006 and that testing of all component parts will continue throughout most of fiscal 2007. At the same time we intend to resolve certain known electrolyte contamination issues involving crossover effects; substantially increase the volumetric power density available in our fuel cells to meet certain military specifications; complete the development of manufacturing techniques thus allowing the fuel cell cartridge assembly to comply with standard relevant specifications such as those issued by Underwriters Laboratories, further develop manufacturing techniques for all components of the fuel cells and identify suitable partners or subcontractors and reduce the precious metal content of the fuel cells through a staged program in order to meet production cost objectives.

To achieve these goals and to develop a marketing program for both the military and commercial markets as well as OEM’s, we will have to raise additional funds of approximately $15,000,000 over the next 12 months.

Overview

We have limited capital resources. Our auditor’s report for our financial statements as at and for the year ended December 31, 2005 contains a “going concern” qualification indicating that our ability to continue as a going concern is substantially in doubt. Our unaudited financial statements as at March 31, 2006 do not alter this assessment. We must, therefore, raise sufficient capital to fund our overhead burden going forward.

Results of Operations

The Three Months Ended March 31, 2006 as compared to the Three Months Ended March 31, 2005

We had no revenues in the quarter ended March 31, 2006 as compared to revenue from grants of $285,000 in the comparable three month period of 2005.

Research and development expenses for the three months ended March 31, 2006 decreased by $35,065 or approximately 4%, to $792,284 from the $827,349 recorded in the comparable three month period ended March 31, 2005. The decrease was primarily due to slightly lower salaries in the 2006 period. Stock option compensation expense for the three months ended March 31, 2006 was $224,595 related to option grants awarded in March 2006. There is no corresponding amount for the three months ended March 31, 2005 as there were no option grants awarded during that period. General and Administrative expenses for the three months ended March 31, 2006 were $544,164, an increase of $262,444 from the $281,720 incurred in the comparable 2005 period. This increase was primarily due to the inclusion in the first quarter of 2006 of approximately $125,000 of severance pay and related expenses payable to our former President and CEO, and approximately $ 165,000 in legal fees incurred in the three month period ending March 31, 2006, primarily in connection with the reverse merger which closed on March 9, 2006 for which there was no comparable expense in the prior year’s period.

The Year Ended December 31, 2005 as Compared to the Year Ended December 31, 2004

Revenues for the fiscal year ended December 31, 2005 were $780,000 from government grants as compared to $1,055,887 from government grants and $154,500 of contract revenues for a total of $1,210,387 in the year ended December 31, 2004. The decrease in grant revenue was primarily due to a specific grant terminating in September, 2005.

Research and development expenses for the year ended December 31, 2005 decreased by $969,468 or approximately 22%, to $3,475,740 from the $4,445,228 recorded in fiscal 2004. The decrease was primarily due to a lower headcount and a resultant decrease in salaries and related costs of approximately $525,000 and a decrease of approximately $ 430,000 in project expenses due to lower revenues. General and Administrative expenses for the year ended December 31, 2005 were $1,302,398, a decrease of $131,625 from the $1,434,123 incurred in the fiscal 2005 period. This net decrease of approximately 9% consisted primarily of a reduction in administrative salaries of approximately $100,000, a decrease in marketing expenses of approximately $40,000, a decrease in recruiting costs of approximately $50,000 and a reduction in patent expenses of approximately $115,000 offset by an increase of approximately $125,000 in consulting expense and an increase in travel costs of approximately $37,000.

Liquidity and Capital Resources

Our cash position (including short term investments) at December 31, 2005 was $415,015 as compared to $4,192,878 at December 31, 2004. At March 31, 2006, our cash position was $449,290. Our current monthly operating expenses are approximately $450,000. In the past, Neah Power Washington primarily used funds derived from the private placement of its securities to fund operations and on May 4, 2006, we closed on a private placement of 4,600,000 common shares at $0.50 per share and recorded net proceeds of $2,116,000, consisting of gross proceeds of $800,000 in cash and a promissory note of $1,500,000 less the payment of commissions in the amount of 8%. To date, partial payments of $750,000 have been made on the note and the balance is due on July 31, 2006. Receipt of these funds will enable us to meet our anticipated monthly expenditures through August 2006. We are seeking to raise additional financing in an amount of approximately $2,000,000 as promptly as possible but no later than the middle of September, 2006. In addition to such interim funding, commencing in October 2006, we intend to seek further permanent financing of between $5.0 million to $15.0 million in the form of debt or equity financing.

However, we cannot be certain that any of such financing will be timely obtained on acceptable terms, if at all. If we do not receive timely payment by the obligor under the note discussed above, or if we are unable to obtain, on a timely basis, the additional financing required to meet our cash needs, we will have to reduce or curtail operations which would materially and adversely affect our development efforts, and could ultimately result in the loss of our business, insolvency and even bankruptcy.

During 2002, our subsidiary Neah Power Washington entered into an equipment loan and security agreement with a lending institution and a bank and received proceeds of $1,103,486. The equipment loan is collateralized by the financed equipment and originally required 33 monthly principal and interest payments of $33,681 plus a final payment equal to $66,209. Loan advances bear interest at a stated rate of 6.99% per annum, and 10.44% per annum after amortization of debt-issuance costs using the effective interest method. The loan was scheduled to mature on October 31, 2005, but in May 2005, Neah Power Washington and the lending institution agreed to extend such due date to November 2006 in order to ease cash flow requirements. In addition, on the same date, Neah Power Washington financed additional equipment in the amount of $150,000 which amount is payable monthly through April 2007. Total monthly payments were therefore significantly reduced for the 18 month period ending November 2006 and the 24 month period ending April 2007, while raising the additional proceeds of $150,000 which were used for working capital.

Cash on hand on the date hereof and cash generated by operations in conjunction with our working capital will not be sufficient to continue our business for the next twelve months. We continually review our overall capital and funding needs, taking into account current business needs, as well as our future goals and requirements. Based on our business strategy, we believe we will need to increase our net capital and that the best way to do this is through the sale of additional securities or debt instruments as described above. For more information on cash flows, please see the statement of cash flows included in our financial statements appearing elsewhere herein.

Should our costs and expenses prove to be greater than we currently anticipate, or should we change our current business plan in a manner that will increase or accelerate our anticipated costs and expenses, the depletion of our working capital would be accelerated.

Off Balance Sheet Arrangements

There are no guarantees, commitments, lease and debt agreements or other agreements that would trigger adverse changes in our credit rating, earnings, or cash flows, including requirements to perform under stand-by agreements.

Critical Accounting Policies

On an ongoing basis, we evaluate our estimates and impairment of long-lived assets. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates, including those for the above described items are reasonable.

Our accounting policies are more fully described in the notes to our financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results will inevitably differ from those estimates, and such differences may be material to the financial statements.

Being a new company we are unable to comment on the accuracy of any prior estimates or assumptions, however, we believe that our estimates are based on reasonable judgment.

RISK FACTORS

An investment in our company is highly speculative in nature and involves an extremely high degree of risk. If any of the events, contingencies, circumstances or conditions described in this risk factors section actually occurs, our business, financial condition or results of operations could be seriously harmed.

Our auditors have issued a “going concern” qualification in their report on our financial statements. Our auditors’ report on the Neah Power Washington financial statements as at December 31, 2005 and for the two fiscal years then ended indicate that there is substantial doubt about our ability to continue as a going concern based upon our balance sheet, cash flows and liquidity position.

We have experienced severe working capital and liquidity shortages and expect to continue to do so for the near future. We had a deficit in working capital of $198,616, at December 31, 2005. At March 31, 2006, our working capital deficit was $1,006,771, inclusive of $500,400 of our 8% notes that automatically converted into common stock upon the completion of our private placement of 4,600,000 shares completed on April 27, 2006. Our operating expenses are approximately $450,000 per month, and we have little or no revenues. We expect this situation to continue at least through the year ended December 31, 2006. Although we recently raised $2,116,000 of net proceeds from our April 2006 private placement, the majority of these proceeds were paid with a short-term note by one investor, and we are dependent upon such investor completing payment by July 31, 2006 of the $750,000 balance due on such note. Even if such note is timely paid, it will only fund our ongoing working capital and research and development requirements through August 2006.

We will need to raise significant additional capital to continue our business operations. Our cash position at December 31, 2005 was $415,015 as compared to $4,192,878 at December 31, 2004. At March 31, 2006, our cash position was $449,290 and our current monthly operating expenses are approximately $450,000. As stated above, even with the proceeds received from our April 2006 private placement and assuming timely payment of the balance due on an investor’s $750,000 note, in order to continue our product development activities and hopefully commercialize our proprietary fuel cell system, we will be required to raise approximately $2,000,000 by no later than the middle of September, 2006 and an additional $5.0 to $15.0 million over the six to nine months thereafter. In the event we are unable to obtain, on a timely basis, the additional financing required to meet our cash needs, we will have to reduce or curtail operations which would materially and adversely affect our development efforts, and could ultimately result in the loss of our business, insolvency and even bankruptcy. Even if such financing is obtained, it may not be on commercially acceptable terms or may otherwise substantially dilute the equity interests of current stockholders in our company.

We have a history of losses since our inception, we expect future losses and we may never achieve or sustain profitability. We have incurred net losses each year since our inception and have had accumulated losses of approximately $21.6 million through December 31, 2005. We expect to continue to incur net losses at least through our fiscal year 2006 and these losses may be substantial. To implement our business strategy, we will have to incur a high level of fixed operating expenses and we will continue to incur considerable research and development expenses and capital expenditures. Accordingly, if we are unable to generate substantial revenues and positive cash flows we will not achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

Our ability to generate future revenues will depend on a number of factors, many of which are beyond our control. These factors include the rate of market acceptance of our products, regulatory developments and general economic trends. Due to these factors, we cannot anticipate with any degree of certainty what our revenues, if any, will be in future periods. You have limited historical financial data and operating results with which to evaluate our business and our prospects. As a result, you should consider our prospects in light of the early stage of our business in a new and rapidly evolving market.

We have had no commercial product sales. We may not be able to manufacture or commercialize our products in a cost-effective manner. We are still a research and development company and have not made any product sales. Our activities have been limited to demonstration and prototype models. We may not be able to produce any of our products in a cost-effective manner, if at all, and, if produced, we may not be able to successfully market these products.

We may not be able to develop the necessary technology to introduce and market our products in a timely fashion, if at all. Our product and technology development efforts are subject to unanticipated and significant delays, expenses and technical or other problems, as well as the possible lack of funding to complete this development. Partially due to our lack of adequate funding, Neah Power Washington failed to timely meet its initial milestones under an existing development agreement with a government contractor. Although we are continuing to operate under such agreement, there is no assurance that such contract will not be cancelled and our funding ceased. Our future success will depend upon our products and technologies meeting acceptable cost and performance criteria, and upon their timely introduction into the marketplace. None of our proposed products and technologies may ever be successfully developed, and even if developed, they may not actually perform as designed. Failure to develop, or significant delays in the development of, our products and technology would have a material adverse effect on our ability to sell our products and generate sufficient cash to achieve profitability.

Market acceptance of our fuel cell products may take longer to occur than we anticipate or may never occur. Our silicon-based fuel cell products represent a new technology and our success will depend on this technology achieving market acceptance. Because we design our products to capitalize on markets that presently utilize or are serviced by products from traditional and well-established battery manufactures, we may face significant resistance from end-users to adopt a new and alternative power source technology.

Fuel cell products for portable and mobile applications represent an emerging market and we do not know whether our targeted distributors, resellers or end-users will purchase our products. The development of a mass market for our portable and mobile products may be impacted by many factors, some of which are beyond our control, including:

  cost competitiveness of portable and mobile products;
  consumer reluctance to try our products;
  consumer perception of our systems' safety; and
  emergence of newer, more competitive technologies and products.

If a mass market develops more slowly than we anticipate or fails to develop, we may not be able to recover the expenses we incurred to develop these products.

Certain corrosive acids used in our fuel cells may limit their acceptance. The electrolyte and oxidant components of our fuel cells include a sulfuric and nitric acid base. Although we intend to manufacture our containers in a manner that we believe will virtually eliminate the risk of leakage, there can be no assurance that manufacturing or design defects will not cause leaking of these highly corrosive and toxic acids. In addition, the very existence of this element of our products may cause OEM and other potential volume purchasers to be reluctant to replace existing PEM and other technologies with our fuel cell systems. In addition, we may be required to place warning labels on any consumer products we distribute.

Consumers may not choose to adopt the notion of purchasing cartridges. Even if we achieve the acceptance of our fuel cells by OEMs, consumers might buy substantially fewer cartridges than we anticipate. Since no portable fuel cell product has been successful in the market, consumer behavior and acceptance is unknown.

Failure of our field tests could negatively impact demand for our products. We have not yet begun field testing our products. We may encounter problems and delays during field tests for a number of reasons, including the failure of our technology or the technology of third parties, as well as our failure to maintain and service our prototypes properly. Many of these potential problems and delays are beyond our control. Any problem or perceived problem with our field tests could materially harm our reputation and impair market acceptance of, and demand for, our products.

We do not have the manufacturing experience to handle large commercial requirements. We may not be able to develop manufacturing technologies and processes and expand our plant facilities to the point where they are capable of satisfying large commercial orders, including the demand for both military and commercial fuel cell systems. Development and expansion of these technologies and processes require extensive lead times and the commitment of significant financial, engineering and human resources. We may not successfully develop the required manufacturing technologies and processes. We may not find suitable partners for outsourcing our manufacturing.

We may not be able to satisfy our contractual obligations to our customers if we are unable to obtain adequate manufacturing facilities. We currently have no production facilities that are capable of mass producing fuel cell systems. Even if we are successful in developing operating fuel cells for sale, we will not be able to meet our obligations to our military or commercial customers unless we promptly identify, acquire or outsource such facilities and then bring on-line new, large-scale manufacturing facilities. We have not yet identified suitable facilities and may not be able to do so. If we encounter delays in identifying or financing suitable manufacturing plant facilities for purchase, lease or outsource, in obtaining the necessary equipment or in hiring and training personnel to commence large-scale manufacturing, we will not be able to fill customer orders, or profitably manufacture our various fuel cell systems. If we are unable to finance and establish manufacturing capability, we will be required to license our technology for third party manufacture which will significantly reduce our potential for revenues and profits.

We may not be able to meet our customers' demand for our products if we do not successfully manage the expansion of our operations. Locating and establishing new manufacturing facilities will place significant demands on our managerial, technical, financial and other resources. We will be required to make significant investments in our engineering and logistics systems, financial and management information systems and to retain, motivate and effectively manage our employees. There can be no assurance that our management skills and systems currently in place will enable us to implement our strategy or enable us to attract and retain skilled management and production personnel. Our failure to manage our growth effectively or to implement our strategy would have a material adverse effect on our ability to produce products and meet our contractual obligations.

Because we will depend on third-party suppliers, we may experience delays in receiving key materials and components necessary to produce our fuel cell systems. If we successfully develop our fuel cell, we will depend on third parties for the manufacture and assembly of materials and components used to make our products. If any of our suppliers are unable or unwilling to provide us with materials and components on commercially reasonable terms, or at all, delays in identifying and contracting for alternative sources of supply would adversely affect our ability to develop, manufacture and market our products. In addition, some of these materials and components are purchased from a single or limited number of supply sources.

We may be subject to shortages of key materials in the global marketplace. Since we depend on certain raw materials like silicon wafers to make our fuel cells, we may become subject to either supply shortages or substantial price increases of silicon wafers in certain market conditions. We also use gold and platinum in our processes; these precious metals are commodities and subject to global market pressures and shortages. These shortages might hamper our ability to ship our products on time, might cause us to have to spend considerably more than budget to complete our projects, or might make our products prohibitively expensive.

We may not be able to sell our fuel cell systems if they are not compatible with the products of third-party manufacturers or our potential customers. Our success will depend upon our ability to make our products compatible with the products of third-party manufacturers. In addition, our mobile and portable products will be successful only if our potential customers redesign or modify their existing products to fully incorporate our products and technologies. Our failure to make our products and technologies compatible with the products of third-party manufacturers or the failure of potential customers to redesign or make necessary modifications to their existing products to accommodate our products would cause our products to be significantly less attractive to customers.

The fuels on which our fuel cell products rely may not be readily available on a cost-effective basis. Our fuel cell products require methanol and oxygen to operate. While ambient air supplies the necessary oxygen, we obtain methanol from suppliers. Even if methanol is available to us, if its price is such that power produced by our systems would cost more than alternatives, potential users would have less of an economic incentive to purchase our units.

We may be unable to compete successfully in a highly competitive market. The development and marketing of fuel cells and fuel cell systems is extremely competitive. In many cases, we compete directly with battery and other micro fuel cell producers. In addition, a number of firms throughout the world have established PEM fuel cell development programs. Competitors range from development stage companies to major domestic and international companies, many of which have:

  substantially greater financial, technical, marketing and human resource capabilities;
  established relationships with original equipment manufacturers;
  name-brand recognition; and
  established positions in the markets that we have targeted for penetration.

These or other companies may succeed in developing and bringing to market products or technologies that are more cost-effective than those being developed by us or that would render our products and technology obsolete or non-competitive in the marketplace.

We may be unable to protect our intellectual property rights and we may be liable for infringing the intellectual property rights of others. Our ability to compete effectively will depend, in part, on our ability to maintain the exclusive ownership of our technology and manufacturing processes through a combination of patent and trade secret protection, non-disclosure agreements and other arrangements. Patents may not be issued under pending applications and any issued patents that we hold may not provide adequate protection for our products or processes. Moreover, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States and any resulting patents may be difficult to enforce.

There can be no assurance that our competitors will not either independently develop proprietary information that is the same or similar to ours or obtain access to our proprietary information. In addition, there can be no assurance that we would prevail if challenges to our intellectual property rights are asserted by third parties against us. We could incur substantial costs defending patent infringement suits brought by others and prosecuting patent infringement suits against third party infringers. Moreover, some foreign countries provide significantly less patent protection than the United States. Competitors' products may infringe upon our patents and the cost of protecting our rights may be substantial, if not cost prohibitive, thereby undermining our ability to protect our products effectively.

We rely on confidentiality agreements with our employees and third parties to protect our unpatented proprietary information, know-how and trade secrets but we have no effective means to enforce compliance with the terms of these agreements.

Government regulation could impose burdensome requirements and restrictions that could impair demand for our fuel cell products. We do not know the extent to which any existing regulations may impact our ability to distribute, market, or install our fuel cells or their cartridges. Once our fuel cell products reach the commercialization stage and we begin distributing our systems to our target early markets, federal, state or local government agencies may seek to impose regulations. Any government regulation of our fuel cell products, whether at the federal, state or local level, including any regulations relating to the use of these products, may increase our costs and the price of our fuel cells or cartridges, and may have a negative impact on our revenue and profitability. Furthermore, we expect that approval will be required to carry our fuel cell cartridges onto airplanes. These approvals have not yet been obtained nor have we determined the actual restriction or the specifics of what will be required.

Any accidents involving the flammable fuels used with our products could impair their market acceptance. Our fuel cells use methanol which is flammable. While our fuel cells do not use these fuels in a combustion process, the methanol itself is flammable. Since our products have not yet gained widespread market acceptance, any accidents involving our systems or other fuel cell-based products could materially impede demand for our products. In addition, we may be held responsible for damages beyond the scope of our insurance coverage, which, at present, ranges from $1-2 million depending on the nature of the claim.

We could be liable for environmental damages resulting from our research, development and manufacturing operations. Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage. Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all. Our business is subject to numerous federal, state and local laws, regulations and policies that govern environmental protection. These laws and regulations have changed frequently in the past and it is reasonable to expect additional changes in the future. Our operations may not comply with future laws and regulations and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

Our success depends on attracting and retaining key personnel. The successful development, marketing and manufacturing of our products will depend upon the skills and efforts of a small group of management and technical personnel, including Dr. John Drewery, our Executive Vice President of Engineering, Dr. Art Homa, our Vice President of Engineering, and Leroy Ohlsen, our Chief Technology Officer. The loss of any of our key personnel could adversely impact our ability to execute our business plan. Furthermore, recruiting and retaining qualified executive, technical, marketing, manufacturing and support personnel in our emerging industry in the future will be critical to our success and there can be no assurance that we will be able to do so. We do not maintain "key-man"

life insurance policies on any of our key personnel.

Our principal stockholders, executive officers and directors have substantial control over our affairs and you will not be able to influence the outcome of any important transactions involving our company. Our executive officers and directors and stockholders who beneficially own more than 5% of our common stock will have the power to, in the aggregate, direct the vote in excess of 65% of our voting securities. Therefore, these persons may have the power to influence our business policies and affairs and determine the outcome of any matter submitted to a vote of our stockholders, including mergers, sales of substantially all of our assets and changes in control.

We may become subject to risks inherent in international operations including currency exchange rate fluctuations and tariff regulations. If we sell or license our products or technologies outside the United States, we will be subject to the risks associated with fluctuations in currency exchange rates. We do not intend to enter into any hedging or other similar agreements or arrangements to protect us against any of these currency risks. We also may be subject to tariff regulations and requirements for export licenses, particularly with respect to the export of certain technologies, unexpected changes in regulatory requirements, longer accounts receivable requirements and collections, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of foreign laws.

We may be unable to obtain the additional capital needed to operate and grow our business, thereby requiring us to curtail or cease operations. Our capital requirements in connection with our development activities and transition to commercial operations have been and will continue to be significant. We will require substantial additional funds to continue the research, development and testing of our technologies and products, to obtain patent protection relating to our technologies when appropriate, and to manufacture and market our products. There is no assurance that any additional financing will be available on commercially attractive terms, in a timely fashion, in sufficient amounts, or at all. If adequate funds are not available, we may have to scale back our operations, including our product development, manufacturing and marketing activities, all of which could cause us to lose both customers and market share and ultimately cease operations.

Our quarterly operating results are likely to be volatile in the future. Our quarterly operating results are likely to vary significantly in the future. Fluctuations in our quarterly financial performance may result from, for example:

  unevenness in demand and orders for our products;
  significant short-term capital expenses as we develop our manufacturing facilities;
  a shortage of the raw materials used in the production of our fuel cell systems; and
  difficulties with our manufacturing operations.

Because of these anticipated fluctuations, our sales and operating results in any fiscal quarter are likely to be inconsistent, may not be indicative of our future performance and may be difficult for investors to properly evaluate.

We have a substantial number of shares outstanding. We currently have issued and outstanding 102,662,430 shares of common stock, as well as outstanding options to purchase an aggregate of 6,589,500 shares of common stock at exercise prices ranging between $0.20 and $0.85 per share and warrants to purchase 3,753,000 shares of common stock at an exercise price of $0.20 per share. Our outstanding shares include 58,875,030 shares of our common stock issued in April 2006 to the former holders of our Series A preferred stock upon the automatic conversion of such preferred stock (excluding 3,753,000 additional issued converted shares to be held in escrow subject to cancellation upon exercise of a like number of outstanding warrants) and 2,502,000 shares of common stock issued upon conversion in April 2006 of $500,400 of our 8% notes.

Accordingly, on a fully-diluted basis (giving effect to the sale of 4,600,000 shares at $0.50 per share in our private placement completed in April 2006, the conversion of all Series A preferred stock and 8% notes, and the exercise of all outstanding options and warrants), as at the date of this Form 10-SB, there would be issued and outstanding, an aggregate of 113,004,930 shares of our common stock, excluding an additional 4,705,000 shares underlying a warrant that we have issued to Novellus Systems, Inc. under our technology collaboration agreement with Novellus.

We could issue a significant amount of common stock or a series of preferred stock that might adversely affect our existing common stockholders. Our articles of incorporation, as amended, authorize the issuance of

500,000,000 shares of common stock and 25,000,000 shares of “blank check” preferred stock, with designations, rights and preferences that may be determined from time to time by our board of directors which may be superior to those attached to the common stock. Accordingly, the board of directors is empowered, without further stockholder approval, to issue additional shares of common stock up to the authorized amount or to establish a series of preferred stock with dividend, liquidation, conversion, voting or other rights either of which could adversely affect the voting power or other rights of the holders of the existing common stock. Issuance of additional common stock at prices below the fair market value per share would result in dilution to our existing common stockholders. Moreover, shares of preferred stock could be convertible into shares of common stock in amounts that would result in similar dilution. In the event of a preferred stock issuance, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company.

Our stock price may be volatile and, as a result, you could lose all or part of your investment. There is a very limited public market for our common stock. In addition, since our March 2006 merger, the price of our common stock has risen significantly. We cannot predict the extent to which, or if, investor interest will lead to the development of an active and liquid trading market. The current market price of our common stock may decline below its current level and this decline may be significant.

The value of your investment could decline due to the impact of any of the following factors upon the market price of our common stock:

  variations in our actual and anticipated operating results;
  our failure to timely achieve technical milestones;
  our failure to commercialize our fuel cell systems;
  changes in technology or competitive fuel cell solutions;
  our failure to meet analysts' performance expectations; and
  lack of liquidity.

In addition, stock markets, particularly the Pink Sheets where our stock is currently traded and the OTC Bulletin Board where we plan for it to trade, have experienced extreme price and volume fluctuations, and the market prices of securities of technology companies have been highly volatile. These fluctuations are often unrelated to operating performance and may adversely affect the market price of our common stock. As a result, investors may not be able to resell their on a timely basis if at all, and may lose their entire investment.

Because we do not intend to pay any dividends, stockholders must rely on stock appreciation for any return on their investment in our common stock. We have not paid any dividends on our common stock and we do not intend to declare and pay any dividends on our common stock. Earnings, if any, are expected to be retained by us to finance and expand our business.

FORWARD LOOKING STATEMENTS

This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking information. In some cases, you can identify forward-looking statements by phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty" as well as by terminology such as "may," "should," "expects," "intends," "plans," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "could," "might," "likely," "enable," "anticipates," "believes," "estimates," "predicts" or "potential" or the negative of these terms or other comparable terminology. These statements generally constitute statements of expectation, intent and anticipation and may be inaccurate. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We undertake no obligation to update any statement made herein otherwise than as prescribed by law.

ITEM 3. DESCRIPTION OF PROPERTY

We currently lease approximately 8,000 square feet of office and research and development space located at 22122 20th Avenue S.E., Bothell, Washington, from an unaffiliated party, under a lease requiring the payment of monthly rent of approximately $12,000 and expiring in September 2006. We are negotiating with the landlord for a renewal of our lease and for approximately 4,000 square feet of additional space. If we are unable to complete a satisfactory arrangement with our present landlord, we will seek to lease large quarters elsewhere.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this Form 10-SB, the number of shares of Common Stock owned of record and beneficially by executive officers and directors, and persons who hold 5% or more of the outstanding our common stock. Also included are the shares held by all executive officers and directors as a group. As of the date hereof, there were 102,662,430 shares of our common stock issued and outstanding.

Name and Address	Number of Shares	Percent of Shares
Summit Trading Limited
Charlotte House, P.O. Box N-65, Charlotte Street
Nassau, Bahamas (1)	26,234,015	25.6%
Special Investments Acquisitions Associates LLC (2)	31,314,015	30.5%
Paul Abramowitz (3)	31,689,013	30.8%
Castile Ventures II-A, L.P.
Castile Ventures II-B, L.P.
890 Winter Street, Suite 140
Waltham, MA 02451(4)	7,064,275	6.9%
Novellus Systems, Inc.
4000 North First Street
San Jose, California 95134 (5)	2,949,094	2.9%
Michael Solomon (6)	350,000	*
Dr. Daniel Rosen (7)	668,321	*
Frazier Technology Ventures I, L.P.
Friends of Frazier Technology Ventures I, L.P.
Two Union Square, 601 Union Street, Suite 3200
Seattle, Washington 98101 (8)	7,491,025	7.3%
Alta California Partners III, L.P.
Alta Embarcadero Partners III, LLC
One Embarcadero Center, Suite 4050
San Francisco, California 94111 (9)	7,014,566	6.8%
Leroy Ohlsen (10)	1,467,465	1.4%
Roger Walton (11)	7,564,275	7.3%
Arthur Homa (12)	450,000	*
John Drewery (13)	0	- - -
David Barnes	0	- - -
All Directors and Officers as a Group (8 individuals)	42,189,074	40.1%

* Less than one percent.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of our common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities which may be acquired by such person within 60 days from the date on which beneficial ownership is to be determined, upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities that are held by such person (but not those held by any other person) and which are exercisable, convertible or exchangeable within such 60 day period, have been so exercised, converted or exchanged.

Unless otherwise indicated, the address of all of the above named persons is c/o Neah Power Systems, Inc., 22122 20th Avenue S.E., Suite 161, Bothell, Washington 98201.

(1) Summit Trading Limited (“Summit”) is a Bahamian holding company and is owned by the Weist Family Trust. The Weist Family Trust is a private trust established for the benefit of Daisy Rodriguez, Stephanie Kaye, Tracia Fields and C.S. Arnold. Summit beneficially owned 3,250,000 shares of our Series A preferred stock that automatically converted into an aggregate of 29,437,515 shares of our common stock upon completion of our April 2006 private placement. Summit transferred an aggregate of 5,080,000 shares of such common stock to certain third parties not affiliated with it or our company, other than Daisy Rodriguez (a beneficiary of the Weist Family Trust), who received 1,000,000 shares of common stock. The natural person exercising voting control of the shares of common stock held by Summit is Richard Fixaris.

The figure for Summit also includes 1,876,500 shares of common stock issued to Summit to be held in escrow for delivery upon exercise of up to 50% of 3,753,000 outstanding warrants, or returned to us for cancellation if such warrants are not exercised.

(2) Consists of (i) 1,876,500 shares of common stock issued to Special Investments Acquisitions Associates, LLC, a Delaware limited liability company (“SIAA”) to be held in escrow for delivery upon exercise of up to 50% of 3,753,000 outstanding warrants, or returned to us for cancellation if such warrants are not exercised and (ii) 29,437,515 shares of our common stock, all of which were issued in April 2006 upon automatic conversion of 3,250,000 shares of our Series A preferred stock then held by SIAA.

(3) These shares consist of the 31,314,015 shares held by SIAA, of which Paul Abramowitz is the manager and a principal member. The figure also includes (i) 250,000 shares underlying directors’ options that Mr. Abramowitz received for serving on our board of directors and (ii) 124,998 shares of common stock consisting of the vested and to be vested within sixty (60) days portion of an aggregate of 250,000 shares underlying an option which he may elect to exercise, provided certain financing terms are met (in lieu of receipt of a presently unpaid portion of his salary) as compensation for his services as our president and chief executive officer.

(4) Consists of (i) 2,359,276 shares of common stock received by Castile Ventures II-A LP (“CVIIA”) and Castile Ventures II-B LP (“CVIIB”) in connection with the merger and (ii) 1,882,000 shares of common stock issued upon automatic conversion of our notes held by CVIIA and CVIIB. The figure also includes 2,823,000 shares issuable upon exercise of warrants held by CVIIA and CVIIB; to the extent these warrants are exercised, a number of shares corresponding to half the number issuable by our company will be surrendered by each of Summit and SIAA for cancellation.

Castile Partners II LLC (“CPII”) is the general partner of CVIIA and CVIIB. Nina Saberi, Marcia Hooper, Roger Walton and David Duval are the members of CPII and exercise shared voting and dispositive power with respect to the shares held by CVIIA and CVIIB. Each of Nina Saberi, Marcia Hooper, Roger Walton and David Duval disclaims beneficial ownership of the shares held by CVIIA and CVIIB except to the extent of his or her respective proportionate pecuniary interest in such shares. No limited partners of CVIIA or CVIIB can be said to control the either CVIIA or CVIIB by virtue of their limited partnership interest therein.

(5) Excludes 4,705,000 shares of our common stock underlying a warrant issued to Novellus in connection with our entry into the amended technology collaboration agreement therewith. The warrant will vest upon completion of certain milestones, which have yet to be negotiated.

(6) Includes 350,000 shares of our common stock underlying options issued as director’s compensation exercisable at $0.20 per share.

(7) Includes 600,000 shares of our common stock underlying stock options. Excludes any portion of the 7,491,025 shares of our common stock beneficially owned by Frazier Technology Ventures I, L.P. and Friends of Frazier Technology Ventures I, L.P., of each of which Mr. Rosen beneficially owns approximately 2.5% but with which he is not otherwise affiliated.

(8) Consists of (i) 6,658,525 shares of common stock received by Frazier Technology Ventures I, L.P. (“FTV I”) and Friends of Frazier Technology Ventures I, L.P. (“FFTV I”) in connection with the merger and (ii) 333,000 shares of common stock issued upon automatic conversion of our notes held by FTV I and FFTV I. The figure also includes 499,500 shares issuable upon exercise of warrants held by FTV I and FFTV I; to the extent these warrants are exercised, a number of shares corresponding to half the number issuable by our company will be surrendered by each of Summit and SIAA for cancellation.

FTV I and FFTV I are both limited partnerships formed to make investments in early stage technology companies. The general partner of each of FTV I and FFTV I is Frazier Technology Ventures Management I, LP, whose general partner is Frazier Technology Management, LLC (“FTM”). All decisions related to the acquisition, disposition or voting of securities held by FTV I and FFTV I, including our shares of common stock, are made by majority vote of the managers of FTM. The managers of FTM are Leonard Jordan, Gary Gigot, Paul Bialek and Frazier Management, LLC, none of whom beneficially owns more than 5% of the equity of FTV I or FFTV I.

(9) Consists of (i) 6,297,066 shares of common stock received by Alta California Partners III, L.P. (“ACPIII”) and Alta Embarcadero Partners III, LLC (“AEIII”) in connection with the merger and (ii) 287,500 shares of common stock issued upon automatic conversion of our notes held by ACPIII and AEIII. The figure also includes 430,500 shares issuable upon exercise of warrants held by ACPIII and AEIII; to the extent these warrants are exercised, a number of shares corresponding to half the number issuable by our company will be surrendered by each of Summit and SIAA for cancellation.

Alta Partners II, Inc. (“APII”) provides investment advisory services to several venture capital funds including ACPIII and AEIII. Its principals are Garrett Gruener, Guy Nohra and Daniel Janney (the “Principals”). The general partner of ACPIII is Alta California Management Partners II, LLC (the “GP”). The managing directors of the GP, who exercise sole voting and investment power with respect to the shares owned by ACPIII, are the Principals. The Principals are also the managers of AEIII, in which capacity they exercise sole voting and investment power with respect to the shares owned by AEIII. The Principals disclaim beneficial ownership of all such shares held by ACPIII and AEIII, except to the extent of their proportionate pecuniary interests therein. No equity owners of ACPIII or AEPIII can be said to control the either ACPIII or AEPIII by virtue of their ownership interest therein.

(10) Consists of 1,042,465 shares of common stock received in connection with our acquisition of Neah Power Washington, and includes 425,000 shares of common stock underlying options.

(11) Consists of the 7,064,275 shares beneficially owned by Castile Ventures II-A LP and Castile Ventures II-B LP, affiliates of Castile and includes 500,000 shares of common stock underlying options. Roger Walton, a director of our company, is an affiliate of Castile Ventures.

(12) Consists of 450,000 shares of our common stock underlying options.

(13) Excludes 1,000,000 shares of our common stock underlying an option issued to Dr. Drewery in connection with our entry into the amended technology collaboration agreement with Novellus. The option will vest upon completion of certain milestones, which have yet to be negotiated.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

(a) Identification of Directors and Executive Officers

A. Identification of Directors and Executive Officers. Our current officers and directors are listed below. Each of our directors will serve for one year or until their respective successors are elected and qualified. Our officers serve at the pleasure of the board of directors.

Name	Age	Position
Paul Abramowitz	50	Vice Chairman, Chief Executive Officer and President
Dr. Daniel Rosen	55	Chairman of the Board of Directors
Dr. Arthur Homa	52	Vice President of Engineering
Leroy Ohlsen	32	Chief Technology Officer and Director
David M. Barnes	63	Chief Financial Officer
Roger Walton	49	Director
Michael Solomon	54	Director
Dr. John Drewery	45	Executive Vice President of Engineering

Paul Abramowitz. A professional manager and entrepreneur, Mr. Abramowitz has experience covering a broad spectrum of industries. He became Vice Chairman, Chief Executive Officer and a director of our company in March 2006 following the merger with Neah Power Washington. For one year prior to his affiliation with our company, Mr. Abramowitz was CEO of the Experience Music Project, a charitable project located in Seattle, co-founded by investor and philanthropist Paul G. Allen of Microsoft and Vulcan Inc., dedicated to exploring creativity and innovation in American popular music. From 1986 to March 2006, Mr. Abramowitz acted as an independent “turnaround” consultant to distressed and bankrupt companies. Mr. Abramowitz holds a Masters in Business Administration from the University of Southern California and a Bachelors Degree in Business Administration at Ohio State University.

Daniel Rosen, PhD. Dr. Rosen has served as the chairman of the board of directors of Neah Power Washington since 2000. Dr. Rosen is CEO of Dan Rosen & Associates, a business he founded in 2006. For six years prior thereto, he was the founding general partner of Frazier Technology Ventures, a technology venture capital firm. Prior to 2000, Dr. Rosen served in several executive posts while at Microsoft, including General Manager of New Technology at Microsoft Research and General Manager, MSN Network. Earlier in his career, Mr. Rosen was the VP and general manager of AT&T's first consumer Internet offering and AT&T’s first Managing Director for Northern & Eastern Europe. He holds a Ph.D. in biophysics from the University of California San Diego and a B.A. in biology from Brandeis University.

Arthur Homa, PhD. Dr. Homa has been Vice President of Engineering for our company since July 2003. From 2001 to 2003, Dr. Homa worked as an independent consultant with respect to technology transfers. He has over 20 years of technical management experience in the electrochemical and battery industries. He has held senior posts at Bolder Technologies, an early-stage battery development company, as well as Rayovac Corporation and General Electric Company. He has extensive experience in managing research and development operations and in advancing technology from the laboratory stage to a high-volume, highly automated commercial production capability. Dr. Homa received his Ph.D. in Electrochemistry from Case Western Reserve University in 1981, and earned his B.A. in Chemistry from Franklin & Marshall College in Lancaster, PA in 1976.

Leroy Ohlsen. Mr. Ohlsen co-founded Neah Power Systems in 1999 to follow his passion for fuel cell technology developed during undergraduate studies. Mr. Ohlsen acted as the chief executive officer from 1999 until 2000 and was thereafter appointed chief technology officer and vice president of engineering; he relinquished the latter position in July 2003. Mr. Ohlsen remains our chief technology officer and has since our inception served on our board of directors. Previously, he worked as a Project Manager for MultiChem Analytical Services, an environmental testing laboratory. Mr. Ohlsen worked part-time throughout college at MDS Panlabs as part of the chemistry team. Leroy received a B.S. degree in Chemistry from the University of Washington in 1998.

David M. Barnes. Mr. Barnes has over 35 years of experience as a chief financial officer and senior executive for a number of publicly traded companies, and has coordinated audits and supervised the preparation and filing of public disclosure documents. Since August 2005, Mr. Barnes has served as Chief Financial Officer of Cyber Defense Systems, Inc. (“CYDF”) and since April 1996 he has served as Chief Financial Officer of American United Global, Inc. (“AUGB”). He has also acted as an advisor, director and member of the audit committees of a number of other public companies, including MDWerks, Inc. (“MDWK”), Thinkpath Inc.(“THPHF”), Roadhouse Foods Inc.

(“RHSE”) and Searchhelp, Inc. (“SHLP”). From April 1983 until October 1988, Mr. Barnes served as Executive Vice President and Director of Lifetime Corporation, an American Stock Exchange listed home health care provider, and from April 1975 to May 1983 he was Executive Vice President and Chief Financial Officer of Beefsteak Charlie’s, Inc., an American Stock Exchange listed food and entertainment company.

Mr. Barnes currently devotes approximately 45% of his professional time to the affairs of our company in his capacity as our chief financial officer and the remaining 55% is devoted to his other positions mentioned herein. We believe that this is an adequate amount of time to serve our current needs for our chief financial officer, as we have a full-time controller and other accounting staff and do not believe that we currently require a full-time chief financial officer. We do, however, anticipate that we will commence efforts to hire a full-time chief financial officer by the end of this year.

Roger Walton. Mr. Walton has served on the board of directors of Neah Power Washington since August 2004 and on our board of directors since March 2006. Mr. Walton has been a partner in Castile Ventures, a private venture capital firm, located in Waltham, Massachusetts, since 2000. Mr. Walton has an investment focus on communications application and subsystem businesses and currently participates as an observer to the board of directors of Sandbridge Technologies and previously served as a director of Quantiva (acquired by NetScout, NASDAQ: NTCT) and Stargus (acquired by C-COR, NASDAQ:CCBL). Prior to joining Castile Ventures, Mr. Walton advised start-up and established businesses, both solution vendors and service providers, on market, product/service and partnership strategies. Mr. Walton holds an MA in Mathematics from Oxford University.

Michael F. Solomon. Mr. Solomon has served on our board of directors since March 2006. Since August of 2003, he has been a partner in the law firm of Pillsbury Winthrop Shaw Pittman LLP specializing in tax and corporate transactions. From July, 2001 through August 2003, Mr. Solomon was a partner at PricewaterhouseCoopers, LLP. Mr. Solomon is also a long-time private investor in numerous businesses on whose boards he has served. His law practice has been heavily concentrated in the technology and research and development sectors, and he has been specifically involved in cases addressing fuel cell technology. He is an Adjunct Professor of Law at the Georgetown University Law Center and an honors graduate of both Yale University (1974) and Harvard Law School (1977).

Dr. John Drewery. Dr. Drewery is an employee of Novellus whose services are furnished to us in the capacity of an independent contractor under the terms of our collaboration agreement with Novellus. Dr. John Drewery works for us under the Collaboration Agreement with Novellus Systems Inc., a leading manufacturer of semiconductor capital equipment and an investor in our company. He is a director of technology at Novellus. Dr. Drewery specializes in leading rapid development of groundbreaking technologies and has 25 years of experience in the fields of solid-state physics, metals deposition technology, and semiconductor processing. Before joining our company, Dr. Drewery headed up advanced metals processing development at Novellus. Before joining Novellus, he invented and developed ground-breaking metal deposition technologies at Tokyo Electron, Ltd. and at Varian Associates. From 1989 to 1995, Dr. Drewery was a staff scientist at Lawrence Berkeley National Laboratory. Dr. Drewery received his Ph.D. in solid state physics from the University of Cambridge (Cavendish Physics Laboratory) in 1986.

Directors are elected to serve for a term of one year or until their successors are duly elected and qualified. Directors are not compensated for serving as such, though they may receive options to purchase shares of our common stock and reimbursement for properly documented and authorized expenses. Officers serve at the discretion of the board of directors.

Compensation Committee and Audit Committees

Our board of directors has a Compensation Committee and an Audit Committee. Messrs. Rosen, Abramowitz and Solomon are members of the Compensation Committee and Messrs. Abramowitz and Solomon are members of the Audit Committee.

In addition, we have a Technical Advisory Board comprised of Dr. Daniel Rosen, Wilbert van den Hoek and Roger Walton. The Technical Advisory Board advises us and our board of directors on matters relating to our technology.

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of our company during the past five years.

E. Audit Committee Financial Expert. None.

ITEM 6. EXECUTIVE COMPENSATION

The following table sets forth the cash compensation paid by our company to our president and chief operating officer and any other executive officer receiving in excess of $100,000 per annum for services rendered during the fiscal years ended December 31, 2005, 2004 and 2003.

					Long Term Compensation

		Annual Compensation			Awards	Payouts

					Securities
Name and Principal				Other Annual	Underlying	All Other
Position	Year	Salary(1)	Bonus	Compensation	Options	Compensation

David Dorheim	2005	$250,000
Former President and CEO	2004	250,000
	2003	250,000

Arthur Homa	2005	$187,249
	2004	177,826
	2003	78,563

Gregg Makuch	2005	$141,673
	2004	115,805
	2003	115,805

On March 27, 2006, Mr. Dorheim resigned as President and COO of Neah Power Washington. As severance, Mr. Dorheim received options to purchase 162,500 shares of our common stock at $0.20 per share and six months salary payable monthly. Mr. Makuch resigned from Neah Power Washington on November 18, 2005.

Employment Agreements

In April 2006, the board of directors approved an employment agreement for Paul Abramowitz to serve as President and Chief Executive officer of our company and our Neah Power Washington subsidiary on an “at will” basis. Mr. Abramowitz was awarded an annual salary of $275,000, but agreed to defer $150,000 of such amount until our company has received not less than $5,000,000 of financing from either the sale of securities, or in connection with a significant joint venture or strategic alliance. In lieu of payment of his deferred salary, Mr. Abramowitz was granted five year options to purchase 250,000 shares of our common stock at $0.85 per share (the fair market value of our shares at the time of grant); which options vest at the rate of 20,833 shares each month, commencing as of March 27, 2006. In the event the options are exercised, we will pay the exercise price; Mr. Abramowitz, however, will remain responsible for the payment of taxes incurred in connection with the exercise. Even if vested, such options may not be exercised until Mr. Abramowitz shall become entitled to receive payment of his deferred salary. In the event Mr. Abramowitz becomes entitled to payment of such deferred salary and accepts such payment, all of the 250,000 stock options shall automatically terminate. Under the terms of his agreement, our company reserves the right to terminate Mr. Abramowitz’ employment agreement and any unvested options.

We do not have employment agreements with any of our other executive officers or key employees. However, we require each of our employees to execute confidentiality and non-disclosure agreements with respect to all technical aspects of our business, and to agree to assign to our company all inventions, research and technical data developed by them during the course of their employment.

Compensation of Directors

Our directors are compensated with stock options from time to time under our Long Term Incentive Compensation Plan.

Stock Option Plan and Stock Options

The Long Term Incentive Compensation Plan (“LTICP”) was adopted by the Board of Directors on March 14, 2006, to be effective on March 14, 2006, and was approved by the stockholders on that same date. The LTICP is to continue for a term of ten years from the date of its adoption. The LTICP seeks to promote the long-term success of our company and our subsidiaries and to provide financial incentives to employees, members of the Board and advisors and consultants of our company and our subsidiaries to strive for long-term creation of stockholder value. The LTICP provides long-term incentives to employees, members of the Board and advisors and consultants of our company and our subsidiaries who are able to contribute towards the creation of or have created stockholder value by providing them stock options and other stock and cash incentives.

The Compensation Committee that is currently comprised of three members of our Board of Directors, Messrs. Rosen, Abramowitz and Solomon, administers the LTICP. The Compensation Committee has the authority to make awards, construe and interpret the LTICP and any awards granted thereunder, to establish and amend rules for LTICP administration, to change the terms and conditions of options and other awards at or after grant, and to make all other determinations which it deems necessary or advisable for the administration of the LTICP.

The maximum number of shares of our stock that may be issued under the LTICP for awards other than cash awards is 10,000,000 shares. To date, the Committee has awarded stock options for 6,589,500 shares to employees, members of the Board and advisors and consultants of our company and our subsidiaries, and none of these options has as of yet been exercised. If we change the number of issued shares of common stock by stock dividend, stock split, spin-off, split-off, spin-out, recapitalization, merger, consolidation, reorganization, combination, or exchange of shares, the total number of shares reserved for issuance under the LTICP, the maximum number of shares which may be made subject to an award or all awards in any calendar year, and the number of shares covered by each outstanding award and the price therefor, if any, may be equitably adjusted by the Committee, in its sole discretion.

The Board of Directors or the Committee may amend, suspend, terminate or reinstate the LTICP from time to time or terminate the LTICP at any time. However, no such action shall reduce the amount of any existing award (subject to the reservation of the authority of the Committee to reduce payments on awards) or change the terms and conditions thereof without the consent of any affected award recipient.

On March 29, 2006, the board of directors and compensation committee authorized the issuance of 162,500 severance options at $0.20 per share to Neah Power Washington’s former President. On March 14, 2006, the board of directors and the compensation committee authorized the issuance of options to purchase an aggregate of 6,324,500 shares of our common stock at an exercise price of $0.20 per share, which was the fair market value of our common stock on such date (with the exception of the options issued to Mr. Abramowitz, which are exercisable at $0.22 per share) to the following groups of persons:

Board of Directors		Technical Advisory Board

Paul Abramowitz	- 250,000 options;	Dr. Wilbert van den Hoek	- 250,000 options;
Dr. Daniel Rosen	- 350,000 options;	Dr. Daniel Rosen	- 250,000 options;
Michael Solomon	- 350,000 options;	Roger Walton	- 250,000 options
Roger Walton	- 250,000 options; and
Leroy Ohlsen	- 425,000 options.

Employees and others

Dr. John Drewery*	- 1,000,000 options;
Stephen Tallman	- 400,000 options;
Dr. Arthur Homa	- 450,000 options; and
other employees	- 1,937,000 options.

*Dr. Drewery received his options for services performed by him in accordance with our agreement with Novellus Systems.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Effective March 9, 2006, Growth Mergers, Inc. entered into an Agreement and Plan of Merger, as amended on April 10, 2006. Pursuant to such merger agreement, Growth Acquisitions, Inc., a Washington corporation, a wholly-owned subsidiary of Growth Mergers, Inc., merged with and into Neah Power Washington. Following the merger, Growth Mergers, Inc. changed its corporate name from Growth Mergers, Inc. to Neah Power Systems, Inc. By virtue of this merger, Growth Mergers, Inc. (as Neah Power Systems, Inc.) became the parent corporation of Neah Power Washington.

Prior to its acquisition of Neah Power Washington, Growth Mergers, Inc. effected a 1:100 reverse split of its 24,077,150 then outstanding shares of common stock, and entities controlled by David Moore, Peter Cangany, John Otto and David Otto, the holders of approximately $49,000 of Growth Mergers, Inc.’s then outstanding debt, converted such debt into 5,000,000 shares of common stock. Growth Mergers, Inc. then effected a 2:1 forward stock split, as a result of which an aggregate of 10,481,543 shares of Growth Mergers, Inc. common stock was issued and outstanding immediately prior to the acquisition of Neah Power Washington. The stock splits were effected for the purpose of arriving at a specified capital structure for Growth Mergers, Inc. which was the result of negotiations among the above-referenced principal stockholders of Growth Mergers, Inc. and affiliates of Special Investments Acquisitions Associates, LLC and Summit Investments Ltd. Such stock splits were consummated to effect such desired capital structure of Growth Mergers, Inc. immediately prior to its acquisition of Neah Power Washington and were instrumental in inducing the Growth Mergers, Inc. principal stockholders to contribute $500,000 to the capital of our company as working capital for Neah Power Washington. Such $500,000 capital contribution was a condition to consummation of our acquisition of Neah Power Washington and was used to fund short-term expenses of Neah Power Washington.

Each of the 7,990,457 shares of common stock of Neah Power Washington outstanding was converted into the right to receive 3.2793941 shares of common stock of Growth Mergers, Inc. Pursuant to the merger agreement, Growth Mergers, Inc. issued 26,203,858 shares of its common stock to the former shareholders of Neah Power Washington. In addition, Growth Mergers, Inc. provided for $500,000 of working capital for Neah Power Washington. The merger agreement provides for the membership of our board of directors, permitting Special Investments Acquisitions Associates, LLC and Summit Investments Ltd., two of our significant stockholders, to appoint two directors as of the effective time of the merger and further requiring the addition of two independent directors, both of whom are acceptable to these two stockholders, on or prior to the date our common stock first trades on the OTC Bulletin Board. In addition, the agreement subjects these shareholder as well as the holders of a majority of shares issued to former Neah Power Washington stockholders to a lock-up of their shares for up to 12 months from the effective time of the merger.

Immediately prior to the merger, Growth Mergers, Inc. sold for nominal consideration ($6,500 or $0.001 per share) to two of our significant shareholders, Special Investments Acquisitions Associates, LLC (of which Paul Abramowitz, our President and Chief Executive Officer is a principal) and Summit Investments Ltd., a total of 6,500,000 shares of our Series A Preferred Stock that were convertible into a maximum of 68,130,030 shares of our common stock, less the sum of (a) 6,255,000 shares of our common stock that were or are issuable to other former Neah Power Washington security holders upon conversion of our 8% notes or exercise of certain warrants, and (b) all shares issued in connection with any one or more offerings of equity or equity type securities providing us with aggregate initial gross proceeds of $1,500,000. The 6,255,000 shares consist of 2,502,000 shares that were issuable on conversion of shareholder loans (at a conversion price of $0.20 per share) and 3,753,000 shares underlying certain warrants issued to former Neah Power Washington security holders.

As indicated above, the holders of our Series A Preferred Stock were instrumental in negotiating and arranging for the merger transaction with Neah Power Washington. Paul Abramowitz, our Vice Chairman, Chief Executive Officer and President, is the principal owner of Special Investments Acquisition LLC, and also beneficially owned, through Fairway Venture Capital Group III, approximately 0.4% of the capital stock of Neah Power Washington prior to the merger. On an as-converted basis, the purchasers of the Series A Preferred Stock paid nominal consideration of approximately $.001 per share of underlying common stock. This nominal purchase price and the number of shares issued were based upon negotiations between the management and significant shareholders of Neah Power Washington, on one hand, and the Series A Preferred Stock purchasers, on the other, as consideration for the Series A Preferred Stock purchasers’ role in identifying, negotiating and facilitating the merger and for securing short-term funding for Neah Power Washington to cover its working capital needs at the time of the merger. This consideration consisted of a controlling interest in Growth Mergers, Inc. following the merger. At the time of such negotiations, Neah Power Washington urgently needed this short-term funding as its existing investors had certain contractual impediments to investing additional funds, and its management strongly believed that it needed to complete the merger in order to provide the required liquidity to attract new investors.

As described elsewhere in this Form 10-SB, in April 2006, we sold an aggregate of 4,600,000 shares of our common stock at $0.50 per share to nine investors in a private placement. As a result, all $500,400 of our 8% notes were converted into 2,502,000 shares of our common stock. In addition, all 6,500,000 shares of Series A Preferred Stock issued in March 2006 to Special Investments Acquisitions Associates, LLC and Summit Investments Ltd. were, by their stated terms, converted into an aggregate of 61,028,030 shares of our common stock, of which 3,753,000 shares were placed in escrow for issuance upon exercise of warrants issued to the former holders of our 8% notes. Special Investments Acquisitions Associates, LLC and Summit Investments Ltd. are both significant stockholders of our company, and Paul Abramowitz, our President and Chief Executive Officer, is a principal of Special Investments Acquisitions Associates, LLC. Certain members of Mr. Abramowitz’ family are also members of Special Investments Acquisitions Associates, LLC.

While all of the outstanding warrants to purchase common stock of Neah Power Washington were cancelled in the Neah Power Washington merger, the holders of our Series A preferred stock agreed to set aside up to 225,000 shares of their shares of common stock in order to satisfy possible claims made by certain Neah Power Washington creditors and other third parties.

Between February 2006 and March 2006, Castile Ventures II-A LP and Castile Ventures II-B LP lent to Neah Power Washington an aggregate of $376,400. In connection with the merger transaction consummated on March 9, 2006 (discussed above), all such loans were exchanged for our 8% convertible notes due June 30, 2007. The holders of the notes were entitled to convert them into shares of our common stock at $0.20 per share at any time. In addition, upon consummation of any equity or equity type financing by our company of $1,500,000 or more, the notes were automatically converted into shares of our common stock at $0.20 per share. In addition, Castile Ventures II-A LP and Castile Ventures II-B LP received warrants to purchase an aggregate of 2,823,000 shares of our common stock at an exercise price of $0.20 per share. Upon completion of our private placement of 4,600,000 shares of common stock at $0.50 per share in April 2006, all of the 8% convertible notes were converted into 2,502,000 shares of our common stock. Roger Walton, a director of our company, is a member of Castile Partners II LLC, the general partner of Castile Ventures II-A LP and Castile Ventures II-B LP.

To the extent that any of our outstanding warrants to purchase 3,753,000 shares of common stock are exercised, the proceeds of such exercise shall be remitted directly to us. Upon issuance of the shares by our company, Summit Trading Limited and Special Investments Acquisitions Associates LLC shall return from the maximum 3,753,000 escrowed shares to us for cancellation the same number of shares issued upon exercise of the warrants. However, to the extent that a warrant holder elects a “cashless” exercise of his or its warrants, a lesser number of escrowed shares will be delivered to the warrant holder. In a cashless exercise, the warrant holder receives, for no cash payment, a number of exercised shares (at the current market price) based on the difference between the dollar value of such shares at our current market price at the time of exercise and the dollar value of such shares at the $0.20 exercise price. In such event, our company will not receive any proceeds from the exercise of the warrants and the number of shares to be delivered from escrow will be reduced. To the extent any of the warrants are not exercised or any of the 3,753,000 shares still remain in escrow when all warrants are exercised, they shall be returned to us for cancellation.

Special Investments Acquisitions Associates, LLC and Summit Investments Ltd. are both significant stockholders of our company. Paul Abramowitz, our Chief Executive Officer, President and a Director of our company is the manager and principal member of Special Investments Acquisitions Associates LLC, an entity that owns of record 29,437,515 shares of our common stock. Mr. Abramowitz also owns approximately one third of the equity of Fairway Venture Capital Group III, a company that owned approximately 1.2% of the capital stock of Neah Power Washington and which received a total of 313,092 shares of our common stock in connection with the merger. Mr. Abramowitz exercises no control over Fairway Venture Capital Group III.

Prior to the merger, neither Summit Trading Limited nor any of its affiliates or associates had any involvement or relationship with our Company or Neah Power Washington.

In connection with our April 2006 private placement of 4,600,000 shares at $0.50 per share, an entity controlled by Michael Solomon, one of our directors, that was formed for the benefit of his parents, purchased 70,000 of these shares.

In May 2004, Novellus Systems, Inc., a significant shareholder, invested $2.5 million in Neah Power Washington and signed a technology collaboration agreement. In connection with this agreement, Neah Power Washington issued warrants to Novellus to purchase one million shares of our common stock at an exercise price of $0.25 per share and for a term of five years. The warrants were to vest upon the attainment of specified performance milestones. Also, in connection with this collaboration agreement, in 2004 Neah Power Washington paid $297,000 to Novellus for development services. In connection with the March 2006 merger, Novellus agreed to cancel its warrants and, in exchange, we agreed to pay by September 30, 2006, approximately $150,000 owed to Novellus for services.

Effective May 24, 2006, the technology agreement with Novellus was renewed and extended to March 9, 2008 and Neah Power Systems, Inc. of Nevada (formerly Growth Mergers, Inc.) was added as a party. Under the terms of the renewal agreement, Novellus continues to provide us with key engineering and technical expertise in connection with the development of our products, including the use of porous silicon in our fuel cells. Subject to Novellus’s continued assistance under the collaboration agreement and the technology being jointly developed with Novellus achieving certain milestones, we expect to acquire all significant rights to the technology developed jointly by Novellus and us and to obtain the right to call on Novellus for reasonable technical assistance for a period of seven years in consideration of our agreeing to provide Novellus with warrants to purchase 4,705,000 shares of our common stock at an exercise price of $.001 which expire on April 1, 2011. Pursuant to the terms of the extension, all previously outstanding warrants and options to purchase common stock of Neah were cancelled and the $150,000 debt of Neah Power Washington was reaffirmed to be paid in September 2006 with the understanding that we would guarantee it.

In connection with our entry into the amended technology collaboration agreement with Novellus, we issued an option to purchase 1,000,000 shares of our common stock to Dr. Drewery in connection. The option will vest upon completion of the milestones applicable to the warrant issued to Novellus.

The milestones have yet to be established and are to be determined by reasonable, good faith negotiation between the parties within the 90 days following the date of the extension. The parties’ failure to reach such milestones would result in termination of both the collaboration agreement and the warrants. Novellus has agreed under the extension agreement to termination of all of its previously outstanding warrants and options to purchase Neah Power Washington common stock.

ITEM 8. DESCRIPTION OF SECURITIES

(a) Common and Preferred Stock

We are authorized by our articles of incorporation to issue an aggregate of 525,000,000 shares of capital stock, comprised of 500,000,000 shares of common stock, par value $.001 per share and 25,000,000 shares of preferred stock, par value $.001 per share. As of the date hereof, 102,662,430 shares of common stock were issued and outstanding. No shares of preferred stock are outstanding, as all 6,500,000 previously issued shares of Series A preferred stock were converted into an aggregate of 62,628,030 shares of our common stock in April 2006.

Common Stock

All shares of common stock are of the same class and have equal rights and attributes. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. All holders of our common stock are entitled to share equally in dividends, if any, as may be declared from time to time by the board of directors out of funds legally available. In the event of liquidation, the holders of our common stock are entitled to share ratably in all assets remaining after payment of all liabilities. Our stockholders do not have cumulative or preemptive rights.

In connection with the acquisition of our subsidiary, Neah Power Washington, on March 3, 2006, our board of directors and majority stockholder authorized a one-for-100 reverse split of our common stock. Also in connection with such acquisition, on March 8, 2006, our board of directors and majority stockholder authorized a two-for-one forward split of our common stock. All share and per share data contained herein takes account of both the reverse and forward splits.

Preferred Stock

We are authorized by our articles of incorporation to designate and issue up to 25,000,000 shares of Preferred Stock,

upon such terms and conditions, including preferences, dividends, conversion or redemption rights, as the board of directors may, from time to time, determine.

Series A Preferred Stock. In March 2006, we designated 6,500,000 shares of Series A Preferred Stock. The Series A Preferred Stock ranked, as to the payment of dividends and the distribution of assets upon liquidation or winding up of our company, (i) junior to all other classes of preferred stock which may subsequently be designated and (ii) on a parity with the Common Stock.

The shares of the Series A Preferred Stock were convertible, in whole or part, at the option of the holder, at any time, into an aggregate of 68,130,030 shares of common stock, less the sum of (i) an aggregate of 6,255,000 shares of common stock issuable upon conversion of certain notes and exercise of certain warrants issued to former Neah Power Washington security holders, and (ii) any shares of common stock issued or issuable in connection with the sale of the next $1,500,000 of equity or equity type securities of our company. In addition, each share of the Series A Preferred Stock automatically converted into shares of our common stock on or after the closing of a sale, on any one or more occasions, of our debt or equity securities pursuant to which we shall have received gross cash proceeds of not less than $2,000,000 (inclusive of $500,400 of debt owed to former Neah Power Washington shareholders recently converted to our common stock).

As a result of the sale in April 2006 of 4,600,000 shares of our common stock at $0.50 per share, all 6,500,000 shares of Series A preferred stock automatically converted into an aggregate of 62,628,030 shares of our common stock, of which an aggregate of 3,753,000 shares were placed in escrow for transfer to persons exercising warrants to purchase up to 3,753,000 shares of our common stock.

The description of certain matters relating to our securities is a summary and is qualified in its entirety by the provisions of our articles of incorporation and bylaws, copies of which are available for inspection at our principal offices.

Common Stock Purchase Warrants

In connection with the issuance of $500,400 of our 8% convertible notes due June 30, 2007 in March 2006, we issued to certain creditors and security holders of Neah Power Washington five year warrants to purchase an aggregate of 3,753,000 shares of our common stock at $0.20 per share. All of such warrants contain anti-dilution provisions in connection with any stock splits or recapitalizations and provide for “cashless exercise” rights to the holders.

(b) Debt Securities

We are indebted to Novellus Systems, Inc. pursuant to a non-convertible note formerly due June 30, 2007. We have a collaboration agreement with Novellus under which Novellus is providing us with engineering and technical expertise in connection with the development of our products, including the use of porous silicon in our fuel cells. In connection with the March 2006 merger, we renegotiated certain aspects of the technology collaboration agreement; among other matters, Novellus agreed to cancel its warrants and, in exchange, we agreed to pay the approximately $150,000 we owe Novellus by September 30, 2006.

In addition, on March 31, 2006, we were indebted to other stockholders, including affiliates of Castile Ventures, in the aggregate amount of $500,400, all of which debt is evidenced by our 8% convertible notes, due June 30, 2007. In connection with our April 2006 sale of 4,600,000 shares of our common stock at $0.50 per share, all $500,400 of our 8% notes were converted at $0.20 per share into an aggregate of 2,502,000 shares of our common stock.

(c) Other Securities to be Registered

In April 2006, we sold an aggregate of 4,600,000 shares of our common stock a price of $0.50 per share. In connection with such sales, we received $800,000 in cash and $1,500,000 was paid by delivery of one investor’s $1,500,000 6% promissory note, payable as to $750,000 plus accrued interest, on May 28, 2006, and the $750,000 balance, plus accrued interest, on June 28, 2006. As of June 23, 2006, the investor paid $250,000 in reduction of his note. On such date, we amended the note to provide for payment of the $1,262,000 of principal and accrued interest in installments by July 31, 2006. An aggregate of $500,000 has been paid on the amended note and the balance is due on July 31, 2006.

PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

(a) Market Information. Our common stock trades on the Over-the-Counter Pink Sheets under the symbol NPWS.PK. Prior to the consummation of the merger on March 9, 2006 and acquisition of Neah Power Washington by Growth Mergers, Inc. (the former name of our company), Growth Mergers, Inc. was only a shell corporation with no operations, and its common stock was only thinly traded and had no meaningful trading market.

Set forth below are the range of high and low bid quotations for the periods indicated as reported by the Nasdaq Stock Market. The market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

	High	Low
Fiscal 2006

1st Quarter - March 9, 2006 through March 30, 2006	$2.00	$0.40

2nd Quarter - April 1, 2006 through June 30, 2006	$3.70	$0.550

The last sale price of our common stock on July 21, 2006 was $1.10.

As of June 30, 2006, our common stock was held of record by approximately 173 shareholders. This number does not include beneficial owners of common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries There are issued and outstanding options to purchase 6,589,500 shares of our common stock and warrants to purchase 3,753,000 shares of our common stock.

Other than approximately 10,000,000 shares of common stock, all of our issued and outstanding shares of common stock are deemed to be restricted stock for purposes of Rule 144 under the Securities Act and, accordingly, may not be sold absent their registration under the Securities Act or pursuant to Rule 144 following their being held for the applicable holding periods set forth in Rule 144.

We will become a reporting company under the Securities Exchange Act of 1934, as amended, upon the effectiveness of this Form 10-SB registration statement. Until such date as shall be ninety (90) days from the date of its effectiveness, our stockholders will not be able to avail themselves of Rule 144.

In general, under Rule 144 as currently in effect, a person or group of persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including the holding period of any prior owner except an affiliate of ours, would be entitled to sell, within any three month period, a number of shares that does not exceed 1% of the number of then outstanding shares of our Common Stock; provided, that public information about us as required by Rule 144 is available and the seller complies with manner of sale provisions and notice requirements.

(b) Dividends. We have not paid any cash dividends to date and do not anticipate or contemplate paying dividends in the foreseeable future. It is the present intention of management to utilize all available funds for the development of Neah Power Washington’s business.

(c) Securities authorized for issuance under equity compensation plans

Plan Category	Number of securities to be issued	Weighted-average exercise	Number of securities
	upon exercise of outstanding	price of outstanding options,	remaining available for future
	options, warrants and rights	warrants and rights	issuance under equity
compensation plans (excluding
securities reflected in column
(a))

	(a)	(b)	(c)
Equity compensation
plans approved by
security holders	6,589,500 shares of common stock	$0.22	3,410,500 shares of common
stock
Equity compensation
plans not approved by
security holders (1)

Total

(1) On March 14, 2006, our Stockholders approved and adopted the Long Term Incentive Compensation Plan (the “Plan”). On March 14, 2006, the board of directors and the compensation committee authorized the issuance of options to purchase an aggregate of 6,324,500 shares of our common stock at an exercise price of $0.20 per share, which was the fair market value of our common stock on such date (with the exception of the options issued to Mr. Abramowitz, which are exercisable at $0.22 per share) to the following groups of persons:

Board of Directors		Technical Advisory Board

Paul Abramowitz	- 250,000 options;	Dr. Wilbert van den Hoek	- 250,000 options;
Dr. Daniel Rosen	- 350,000 options;	Dr. Daniel Rosen	- 250,000 options;
Michael Solomon	- 350,000 options;	Roger Walton	- 250,000 options
Roger Walton	- 250,000 options; and
Leroy Ohlsen	- 425,000 options.

Employees and others

Dr. John Drewery*	- 1,000,000 options;
Stephen Tallman	- 400,000 options;
Dr. Arthur Homa	- 450,000 options; and
other employees	- 1,937,000 options.

*Dr. Drewery received his options for services performed by him in accordance with our agreement with Novellus Systems.

On March 29, 2006, the board of directors and compensation committee authorized the issuance of 162,500 severance options at $0.20 per share to Neah Power Washington’s former President.

All options granted to the above employees and other consultants under the Plan vest, so long as the optionee continues to render services to us for a period of three years from the date of the grant, in accordance with a vesting schedule contained in the options. The options granted may not be exercised more than seven years after the date of the grant.

The Plan is to be administered by the Compensation Committee of the Board of Directors and consists of up to 10,000,000 shares of Common Stock which may be granted in the form of options to our employees, directors, consultants and advisors. The number of options, option price, vesting and exercise schedules and the duration of all options shall all be determined by the Board of Directors at the time of grant; provided, however, that the option price of any options granted under the Plan shall be not less than fair market value at the time of grant. Incentive stock options expire no later than seven years after the date of grant.

ITEM 2. LEGAL PROCEEDINGS

There are not presently any material pending legal proceedings to which we are a party or as to which any of our property is subject, and no such proceedings are known to us to be threatened or contemplated against us.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

There are not and have not been any disagreements between us and our accountants on any matter of accounting principles, practices or financial statement disclosure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

During the past three years, we sold unregistered securities in the transactions described below. There were no underwriters involved in the transactions and there were no underwriting discounts or commissions paid in connection therewith, except as disclosed below. Except as specifically disclosed below, the issuance of these securities were considered to be exempt from registration under Section 4(2) of the Securities Act, as amended, and the regulations promulgated thereunder. The purchasers of the securities in such transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. The purchaser of the securities in such transactions had adequate access to information about us.

Prior to Growth Mergers, Inc.’s acquisition of Neah Power Washington, certain entities controlled by David Moore, Peter Cangany, John Otto and David Otto holding approximately $49,000 of Growth Mergers, Inc. outstanding debt received 5,000,000 shares of our common stock in exchange for cancellation of these obligations.

In connection with the merger transaction in which we acquired Neah Power Washington, we issued an aggregate of 26,203,858 shares of our common stock to approximately 60 Neah Power Washington stockholders. All of the Neah Power Washington stockholders represented in writing that they were accredited investors and acquired the securities for their own accounts. A legend was placed on the securities stating that such securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration statement covering such shares or an the availability of an exemption from the registration requirements of the Securities Act.

In March 2006, we issued 6,500,000 shares of our Series A convertible preferred stock to Special Investments Acquisitions Associates LLC and Summit Investment Limited. The Series A Preferred Stock was converted into an aggregate of 68,130,030 shares of our common stock, less the sum of (a) 6,255,000 shares of our common stock that are issuable to other former Neah Power Washington security holders upon conversion of our notes or exercise of certain warrants, and (b) all shares of our common stock issued or issuable in connection with the next financing for our company aggregating $1,500,000. In April 2006, all of the Series A preferred stock was converted into an aggregate of 62,628,030 shares of our common stock (of which 3,753,000 shares were placed in escrow and will be returned to us for cancellation to the extent any of our outstanding 3,753,000 warrants are exercised). All recipients of the 62,628,030 shares of our common stock issued in connection with the conversion of the Series A preferred stock represented in writing that they were accredited investors and acquired the securities for their own accounts. A legend was placed on the securities stating that such securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration statement covering such shares or an the availability of an exemption from the registration requirements of the Securities Act.

In 2005 and 2006, Neah Power Washington had issued $142,400 of notes to certain of its shareholders and other investors. In connection with the merger transaction, such notes and an additional $358,000 of loans provided by affiliates of Castile Ventures, were exchanged for and evidenced by our 8% convertible notes aggregating $500,400 and warrants entitling the holders to purchase an aggregate of 3,753,000 shares of our common stock at an exercise price of $0.20 per share. In April 2006, all $500,400 of our notes were fully converted at $0.20 per share, into 2,502,000 shares of our common stock. The holders of such notes and warrants represented in writing that they were accredited investors and acquired the securities for their own accounts. A legend was placed on the securities stating that such securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration statement covering such shares or an the availability of an exemption from the registration requirements of the Securities Act.

On March 14, 2006, we issued options to purchase an aggregate of 6,324,500 shares of our common stock to the following groups of persons:

Board of Directors

Paul Abramowitz	- 250,000 options;
Dr. Daniel Rosen	- 350,000 options;
Michael Solomon	- 350,000 options;
Roger Walton	- 250,000 options; and
Leroy Ohlsen	- 425,000 options.

Technical Advisory Board

Dr. Wilbert van den Hoek	- 250,000 options;
Dr. Daniel Rosen	- 250,000 options; and
Roger Walton	- 250,000 options

Employees and others

Dr. John Drewery	- 1,000,000 options;
Stephen Tallman	- 400,000 options;
Dr. Arthur Homa	- 450,000 options; and
other employees	- 1,937,000 options.

The issuance of these options were considered to be exempt from registration under Section 4(2) of the Securities Act with the exception of the 1,937,000 options issued to the employees, where the exemption relied upon is Rule 701 of the Securities Act.

On March 29, 2006, the board of directors and compensation committee authorized the issuance of 162,500 severance options at $0.20 per share to Neah Power Washington’s former President.

All optionees other than the employees represented in writing that they were accredited investors and acquired the securities for their own accounts. A legend was placed on the securities stating that such securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration statement covering such shares or an the availability of an exemption from the registration requirements of the Securities Act.

In April 2006, we sold to 9 investors in a private placement an aggregate of 4,600,000 shares of our common stock a price of $0.50 per share. As indicated elsewhere in this Form 10-SB, one of our directors purchased, for cash, 70,000 of these shares. In connection with such sales, we received $800,000 in cash and $1,500,000 was paid by delivery of one investor’s $1500,000 6% promissory note, payable as to $750,000 plus accrued interest, on May 28, 2006, and the $750,000 balance, plus accrued interest, on June 28, 2006. As of June 23, 2006, the investor paid $250,000 in reduction of his note. On such date, we amended the note to provide for payment of the $1,262,000 of principal and accrued interest in installments through July 31, 2006. An aggregate of $500,000 has been paid under the amended note and the balance is due on July 31, 2006. The 4,000,000 shares purchased by such investor was pledged to us as collateral for payment of his note. All investors represented in writing that they were accredited investors and acquired the securities for their own accounts. A legend was placed on the securities stating that such securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration statement covering such shares or an the availability of an exemption from the registration requirements of the Securities Act.

As part of the extension of the collaboration agreement with Novellus, in May 2006 we issued to Novellus a warrant to purchase 4,705,000 shares of our common stock at an exercise price of $.001 which will expire on April 1, 2011. The milestones, completion of which will determine the vesting of the warrant, have yet to be established and are to be determined by good faith negotiation between the parties within on or before August 22, 2006. The parties’ failure to reach such milestones will result in termination of both the collaboration agreement and the warrant; in addition, to the extent Novellus will at such time have exercised the warrant for all or a portion of the shares of our common stock underlying it, then we will have the right to repurchase those shares of our common stock at the exercise price. Novellus represented in writing that it acquired the securities for its own account, is able to bear the economic risk of holding the shares issuable upon exercise of the warrant and has had the opportunity to obtain any information it has deemed necessary for it to evaluate an investment in our company. A legend was placed on the securities stating that such securities have not been registered under the Securities Act and cannot be sold or otherwise transferred without an effective registration statement covering such shares or an the availability of an exemption from the registration requirements of the Securities Act.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Nevada Revised Statutes provide that a corporation may indemnify directors and officers as well as other employees and individuals against expenses including attorneys' fees, judgments, fines and amounts paid in settlement in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative other than an action by or in the right of the corporation, a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses including attorneys' fees incurred in connection with the defense or settlement of such actions and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation's articles of incorporation, bylaws, agreement, a vote of stockholders or disinterested directors or otherwise.

Our articles of incorporation provide that we will indemnify and hold harmless, to the fullest extent permitted by the Nevada Revised Statutes, as amended from time to time, each person that such section grants us the power to indemnify.

The Nevada Revised Statutes permits a corporation to provide in its articles of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

  any breach of the director's duty of loyalty to the corporation or its stockholders;
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
  payments of unlawful dividends or unlawful stock repurchases or redemptions; or
  any transaction from which the director derived an improper personal benefit.

Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                            NEAH POWER SYSTEMS, INC.

                                FINANCIAL REPORT

                                 MARCH 31, 2006

                                 C O N T E N T S

                                                                          PAGE

INTERIM FINANCIAL STATEMENTS

   BALANCE SHEET AS AT MARCH 31, 2006..........................................1
   STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED
   MARCH 31, 2006 AND 2005.....................................................2
   STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED
   MARCH 31, 2006 AND 2005.....................................................3
   NOTES TO FINANCIAL STATEMENTS............................................4-22

                            NEAH POWER SYSTEMS, INC.

                           CONSOLIDATED BALANCE SHEET

                                 March 31, 2006
                                   (Unaudited)

               ASSETS

Current Assets
     Cash and cash equivalents                                                $     449,292
     Prepaid expenses                                                                16,658
                                                                              --------------
               Total current assets                                                 465,950
Property and Equipment, net                                                         729,934
                                                                              --------------
               Total assets                                                   $   1,195,884
                                                                              ==============

               LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
     Equipment loan, current portion                                          $     156,463
     Accounts payable                                                               454,398
     Accrued expenses                                                               159,638
     Deferred revenue                                                               189,500
     Bridge Loan                                                                    500,400
                                                                              --------------
               Total current liabilities                                          1,460,399

Equipment Loan, less current portion                                                 12,046
                                                                              --------------

               Total liabilities                                                  1,472,445
                                                                              --------------

Shareholders' Deficit
     Preferred Stock
        Series A Convertible Preferred Stock, Par Value $0.001, Authorized,
           25,000,000 shares, issued and outstanding 6,500,000 shares                 6,500

     Common Stock, $0.001 Par Value, Authorized 500,000,000 shares
        issued and outstanding 36,685,401 shares                                     36,685

     Additional paid-in capital                                                  22,839,434
     Accumulated deficit                                                        (23,159,180)
                                                                              --------------
               Total shareholders' deficit                                         (276,561)
                                                                              --------------
               Total liabilities and shareholders' deficit                    $   1,195,884
                                                                              ==============

                        See Notes to Financial Statements

                                        1

                            NEAH POWER SYSTEMS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                      For the Three Months Ended March 31,
                                   (Unaudited)

                                                              2006                  2005
                                                          ------------          ------------
Revenues
     Grant revenue                                        $          -          $    285,000
                                                          ------------          ------------
              Total revenues                                         -               285,000
                                                          ------------          ------------
Operating expenses
     Research and development                                  792,284               827,349
     Stock option compensation expense                         224,595                     -
     General and administrative                                544,164               281,720
                                                          ------------          ------------
              Total operating expenses                       1,561,043             1,109,069
                                                          ------------          ------------
              Loss from operations                          (1,561,043)             (824,069)
                                                          ------------          ------------
Other income (expense)
     Interest income (expense), net                             (3,318)                6,669
     Other                                                                            (2,067)
                                                          ------------          ------------
              Total other income (expense)                      (3,318)                4,602
                                                          ------------          ------------
              NET LOSS                                    $ (1,564,361)         $   (819,467)
                                                          ============          ============

Earnings (Loss) per share

     Basic and diluted                                    $      (0.05)         $      (0.03)
                                                          ============          ============

Average shares outstanding                                  28,882,474            26,203,858
                                                          ============          ============

                        See Notes to Financial Statements

                                        2

                            NEAH POWER SYSTEMS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                      For the Three Months Ended March 31,
                                   (Unaudited)

                                                                          2006                2005
                                                                      ------------        ------------
Cash Flows from Operating Activities
     Net loss                                                         $ (1,564,361)       $   (819,467)
     Adjustments to reconcile net loss to
        net cash flows from operations
        Depreciation and amortization                                      101,148              78,967
        Stock option compensation                                          224,595                   -
        Changes in operating assets and liabilities
           Prepaid expenses and deposits                                    (6,983)            (15,639)
           Accounts payable                                                277,567            (110,665)
           Accrued expenses                                                 57,081              16,774
           Deferred revenue                                                      -              36,500
                                                                      ------------        ------------
              Net cash flows from operating activities                    (910,953)           (813,530)
                                                                      ------------        ------------
Cash Flows from Investing Activities
     Bridge financing                                                      500,400                   -
     Sales of short-term investments                                       103,200           1,209,301
     Net assets acquired in merger                                         506,500                   -
     Purchase of property and equipment                                          -              (5,260)
                                                                      ------------        ------------
              Net cash flows from investing activities                   1,110,100           1,204,041
                                                                      ------------        ------------
Cash Flows from Financing Activities
     Proceeds from stock sales and exercises of options and warrants            68                  40
     Payments on equipment loan                                            (48,177)            (87,561)
     Other                                                                 (13,561)                  -
                                                                      ------------        ------------
              Net cash flows from financing activities                     (61,670)            (87,521)
                                                                      ------------        ------------
              NET INCREASE IN CASH AND CASH EQUIVALENTS                    137,477             302,990

Cash and Cash Equivalents, beginning of period                             311,815           2,481,103
                                                                      ------------        ------------
Cash and Cash Equivalents, end of period                              $    449,292        $  2,784,093
                                                                      ============        ============

                        See Notes to Financial Statements

                                        3

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Neah Power Systems,  Inc. was  incorporated  in Nevada on February 1, 2001 under the name Growth  Mergers,  Inc.  ("GMI") which since 2003 has had no substantive business operations and was a shell company.  GMI changed its name to Neah Power
Systems,  Inc.  ("NPS") upon  consummation  of the  Agreement and Plan of Merger discussed below.

Neah  Power  Systems,  Inc.  which is  located  in  Bothell,  WA  ("NPSWA")  was incorporated  in the  State  of  Washington  on June 6,  1999.  NPSWA  is in the
business  of  developing  miniature  fuel  cells to be used as power  sources in laptop computers,  cell phones,  personal digital  assistants and other portable electronic devices.  If development efforts are successful,  management believes that these fuel cells will  greatly  enhance the  utility of mobile  devices and applications  by extending  their useful  operating time as a result of the fuel cells'  comparatively  greater  ability to  generate  power.  NPSWA has  devoted significant time to raising capital and product  development and testing.  (Both companies together are referred to collectively as "the Company").

NPSWA is also in the business of performing  research  (under grant and contract programs)  related  to its  business  development  activities  discussed  in the preceding paragraph.

On March 9,  2006,  NPSWA  entered  into an  Agreement  and Plan of Merger  (the
"Merger   Agreement")  with  GMI,  then  a  Nevada  shell  corporation,   Growth
Acquisition Corp.  ("GAC"), a Washington  corporation formed solely for purposes of entering into the Merger Agreement with NPSWA and GMI, Summit Trading Limited
("STL"),  a  British  Virgin  Islands   corporation,   and  Special  Investments
Acquisition  Associates LLC ("SIAA"),  a Delaware limited liability company. The
Merger Agreement was further amended on April 12, 2006. By virtue of this merger
(the "Merger"),  GMI became the parent corporation of NPSWA and owns 100% of its capital stock.

In  January  and  February  2006,  certain  of the  stockholders  of NPSWA  made unsecured 8% demand loans to NPSWA aggregating $142,400.

In February  2006,  NPSWA  converted  all of its shares of Series A and Series B
Preferred  Stock to Common  Stock and amended its Articles of  Incorporation  to eliminate  such  classes  of  Preferred  Stock  and to  create a new  series  of preferred  stock  known as Series A-1  Preferred  Stock with  11,000,000  shares authorized  and none  issued.  New Common  shares  were then  issued for the old
Common  shares in the ratio of one (1) new share for ten (10) old  shares.  Upon completion of this reverse stock split, 7,990,457 shares of NPSWA's Common Stock were issued and outstanding.

Prior to consummation of its acquisition of NPSWA, a total of 10,481,543  shares of common stock of GMI, now NPS, were issued and outstanding.

                                       4

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under the terms of the Merger  Agreement  the  7,990,457  outstanding  shares of common stock of NPSWA were converted into  26,203,858  shares of common stock of
NPS and all  outstanding  NPSWA stock  options and warrants were  cancelled.  In addition, NPS contributed $500,000 to the working capital of NPSWA.

In March  2006,  prior to the Merger,  certain  stockholders  of NPSWA  provided additional  loans of  $358,000.  In  connection  with the  Merger,  such  loans, together with the $142,400 of other  stockholder  loans referred to above,  were exchanged  for a total of  $500,400  of 8%  convertible  notes of NPS that  were convertible into common stock of NPS at $0.20 per share, and would automatically be converted  into  2,502,000  shares of common stock at such time as additional financing of not less than $1,500,000 was provided to NPS. In addition,  holders of the notes received  five-year  warrants to purchase an aggregate of 3,753,000 shares of common stock of NPS, at an exercise price of $0.20 per share.

To the extent that any of the outstanding  warrants to purchase 3,753,000 shares of common stock are  exercised,  the proceeds of such exercise shall be remitted directly to the Company.  Upon  issuance of the shares by the  Company,  STL and
SIAA shall return, from the 3,753,000 shares set aside by them therefore, to the
Company for  cancellation  the same number of shares issued upon exercise of the warrants.  However,  to the extent  that a warrant  holder  elects a  "cashless"
exercise  of his or its  warrants,  a  lesser  number  of these  shares  will be delivered to the warrant  holder.  In a cashless  exercise,  the warrant  holder receives,  for no cash payment, a number of shares (at the current market price)
based on the  difference  between the dollar value of such shares at our current market price at the time of exercise and $0.20, the dollar value of the exercise price of such shares.  In such event,  the company will not receive any proceeds from the exercise of the warrants and the number of shares to be delivered  from the shares set aside by STL and SIAA will be  reduced.  To the extent any of the warrants are not exercised or any of the 3,753,000 shares still remain in escrow when all  warrants  are  exercised,  they shall be  returned  to the Company for cancellation.

Immediately prior to the Merger,  GMI sold to two entities,  for an aggregate of
$6,500,  shares  of GMI  Series A  Preferred  Stock  that are  convertible  into approximately  58,875,000 shares of NPS common stock (exclusive of an additional
3,753,000  shares to be set aside for  delivery  upon  exercise of the  warrants described above), and were  automatically  convertible into such common stock if
NPS or NPSWA  completed  an equity or equity type  financing  for an  additional
$1,500,000.  Paul Abramowitz,  the President and Chief Executive  Officer of the
Company and members of his family had a beneficial interest in approximately 50%
of these shares upon their issuance. In addition, Mr. Abramowitz was an indirect former  stockholder  of NPSWA and received,  on a pro rata basis,  an additional
93,927  shares of NPS common stock in the Merger.  The Series A Preferred  Stock was automatically converted effective with the close of the Private Placement on
May 2. 2006.

In  connection  with the Merger,  Novellus,  a shareholder  of NPSWA,  agreed to cancel  warrants of NPSWA it held and NPSWA and NPS agreed to pay, by  September
30, 2006,

                                       5

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

approximately  $150,000 owed to Novellus for services.  In addition,  NPSWA, NPS and Novellus have re-negotiated the final terms of a new collaboration agreement and 4,705,000 new warrants to purchase shares of common stock of NPS were issued to Novellus on May 26, 2006 exercisable at $0.001 per share.

Under  certain  circumstances,  the Company can exercise a  repurchase  right to acquire  warrant  stock  acquired by Novellus  prior to  achieving  any specific milestone.  Under such  circumstances,  Novellus could only recover the exercise price it had paid for the repurchased stock.

As described in Note 14, in February 2006,  NPSWA converted all of its shares of
Series A and Series B Preferred  Stock to Common  Stock and NPSWA's  Articles of
Incorporation  were amended to eliminate such classes of Preferred  Shares.  New
Common shares were then issued for the old Common shares in the ratio of one (1)
new  share  for ten  (10) old  shares.  Net loss per  common  share  and  shares outstanding in the Statements of Operations,  the number of shares  reflected in
Shareholders'  Equity and, where applicable within the context of these Notes to the Financial  Statements,  all share, per share, warrant, and option amounts in these Notes have been restated to reflect this reverse  stock split.  As further described in Note 14, on March 9, 2006 NPSWA merged with a subsidiary of GMI.

A summary of the significant  accounting  policies  consistently  applied in the preparation of the NPS financial statements follows.

CASH AND CASH EQUIVALENTS

Cash and cash  equivalents are defined as liquid  investments with a maturity of
90 days or less when  purchased and consist of cash and money market funds.  The
Company periodically  maintains cash and cash equivalent balances with financial institutions that exceed the federally insured limits.

SHORT-TERM INVESTMENTS

Short-term  investments  are  comprised of debt  securities,  all  classified as available  for sale,  which are  carried at their fair value  based upon  quoted
market  prices  with   unrealized   gains  or  losses  recorded  in  accumulated
comprehensive  income  and  classified  as  equity.  There  were no  significant realized or unrealized gains or losses relating to these debt securities.

REVENUE RECOGNITION

Revenues consist of grant and contract  revenues.  Grant revenues are recognized as the  related  research is  conducted.  Contract  revenues  consist of amounts recorded from services provided to a single customer. Revenues earned under such arrangements  are recorded as earned either as milestones are achieved or as the services are provided.

                                       6

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Upfront  payments  received  under  contractual  arrangements  are recognized as revenue over the service period.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

FINANCIAL INSTRUMENTS

The Company's  financial  instruments consist of cash,  short-term  investments, accounts payable,  accrued expenses,  bridge loan, and equipment loans. The fair value of all financial instruments  approximates the recorded value based on the short-term  nature of these financial  instruments or the current rate generally offered for similar instruments.

PROPERTY AND EQUIPMENT

Property  and  equipment  is stated at cost less  accumulated  depreciation  and amortization.  Depreciation  expense is charged to operations over the estimated useful service period of assets using the  straight-line  method.  The estimated useful lives of property and equipment range from three to five years. Leasehold improvements are amortized over the shorter of their useful lives or term of the lease.

In accordance with Statement of Financial  Accounting  Standards (SFAS) No. 144,
Accounting  for the  Impairment  or Disposal of  Long-Lived  Assets,  management
reviews  long-lived  assets  for  impairment   whenever  events  or  changes  in
circumstances  indicate  that  the  carrying  amount  of an  asset  may  not  be recoverable.  Recoverability  of  assets  to be held and used is  measured  by a comparison of the carrying  amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired,  the impairment  to be  recognized  is measured  by the amount by which the  carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the  carrying  amount or fair value less cost to sell.  Management does not believe that any of the Company's  long-lived  assets were impaired as of March 31, 2006.

INCOME TAXES

The Company follows the liability  method of accounting for income taxes.  Under this  method,  deferred  tax  assets and  liabilities  are  determined  based on differences  between  the  financial  reporting  and tax  basis  of  assets  and liabilities  and on the  expected  future tax  benefits  to be derived  from net operating  loss  carryforwards  measured  using  current tax rates.  A valuation allowance is  established if it is more likely than not that some portion or all of the deferred tax assets will not be realized. Due to the nature of the Merger and the  resulting  greater than 50% change in control,  the use of any existing
NOL carry-forwards will be severely limited.

                                       7

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

STOCK-BASED EMPLOYEE COMPENSATION

As more fully  described in Note 8, Stock Option Plan,  NPSWA had a stock option plan which was cancelled  along with all  outstanding  options  thereunder  upon consummation  of the  Merger on March 9,  2006.  On March 14,  2006 the Board of
Directors  adopted  The Long  Term  Incentive  Compensation  Plan and  6,589,500
options  were  approved  by the  Compensation  Committee  and granted to certain employees,  officers  and  directors of the Company as well as to members of the
Technical Advisory Board, the former President of NPSWA and certain  consultants to the Company.

The  Company's  Stock  Option  Plan is  accounted  for in  accordance  with  the recognition  and  measurement  provisions  of Statement of Financial  Accounting
Standards  ("FAS") No.123  (revised 2004)  Share-Based  Payment ("FAS  123(R)"), which replaces FAS 123, Accounting for Stock Based Compensation,  and supersedes
Accounting  Principles  Board  ("APB") No. 25,  Accounting  for Stock  Issued to
Employees  and  related  interpretations.   To  calculate  compensation  expense
recognized under FAS 123 (R), the Company used the  Black-Scholes  minimum value option-pricing model with the following weighted average assumptions for options granted during the three months ended March 31, 2006.

Risk-free interest rate                                                    4.7%
Expected dividend yield                                                    0.0%
Volatility                                                               122.0%
Expected life, years                                                        10
Weighted average Black-Scholes value of post-split options granted       $0.19

Stock  compensation  expense of $224,595 has been  determined in accordance with
FAS 123 (R) for the three month period ended March 31, 2006.

LOSS PER SHARE

Basic loss per share is computed by dividing  net loss by the  weighted  average number of common shares  outstanding  during the reporting period.  Diluted loss per share is  computed by  dividing  net loss by the total of  weighted  average number of common  shares and  potential  common  shares  outstanding  during the period.  In these  financial  statements,  shares  issuable  upon  conversion of preferred  stock to common stock,  unexercised  stock options,  and  unexercised warrants are  antidilutive  because of net losses and, as such, their effect has not been included in the calculation of basic or diluted net loss per post-split common share.

Basic weighted  average common shares  outstanding and the potentially  dilutive
securities   excluded  from  loss  per  share  computations   because  they  are
antidilutive, are as follows for the three months ended March 31, 2006.

                                       8

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                Common Shares
                                                              -----------------

Basic weighted average common shares outstanding                  28,882,474
                                                              =================

Potentially dilutive securities excluded from loss per
share computations:
     Series A convertible preferred stock, net                    58,875,030
     Unexercised warrants to purchase common stock                 8,458,000
     Unexercised common stock options                              6,589,500
                                                              -----------------

                           Total                                  73,922,530
                                                              =================

UNAUDITED INTERIM FINANCIAL STATEMENTS

In the opinion of management,  the accompanying unaudited condensed consolidated financial  statements  reflect all  adjustments,  consisting of normal recurring adjustments,  necessary to present fairly the financial  position of the Company as of March 31, 2006 and its results of operations  and cash flows for the three months ended March 31, 2006 and 2005.  Pursuant to the rules and  regulations of the SEC,  certain  information  and disclosures  normally  included in financial statements prepared in accordance with accounting  principles generally accepted in the  United  States of America  have been  condensed  or  omitted  from these financial  statements unless significant  changes have taken place since the end
of  the  most  recent  fiscal  year.  Accordingly,   these  unaudited  condensed
consolidated financial statements should be read in conjunction with the Audited
Financial Statements and the other information also included in the Form 10SB.

The results of the  Company's  operations  for the three  months ended March 31,
2006 are not  necessarily  indicative of the results of operations  for the full year ending December 31, 2006.

USE OF ESTIMATES

In  preparing  financial  statements   conforming  with  accounting   principles
generally  accepted  in the  United  States,  management  is  required  to  make estimates  and  assumptions  that  affect  the  reported  amounts  of assets and liabilities,  the disclosure of contingent assets and liabilities at the date of the financial  statements,  and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2.  GOING CONCERN

The Company's  financial  statements  are prepared  consistent  with  accounting principles  generally  accepted  in the  United  States  applicable  to a  going concern,  which  contemplates

                                       9

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

the realization of assets and liquidation of liabilities in the normal course of business.  However,  as shown  in the  financial  statements,  The  Company  has sustained substantial losses and has relied primarily on sales of securities and proceeds from borrowings for operating capital.

Having  recently  achieved  stable,  high power  operation of our  silicon-based chemical  reactor,  the  Company is  scheduled  to  assemble a complete  working prototype, including all subsystem components, for bench-top testing by December
2006. In order to do so, additional financing is required. To meet its immediate cash needs, the Company intends to raise  approximately  $2.0 to $5.0 million as promptly  as  possible,  but no later than the middle of  September,  2006,  and thereafter  seek to raise  between $15.0 million and $20.0 million over the next twelve  months  in  order to  expand  operations  and  convert  the  preliminary prototype into a self-contained, portable prototype to be used to sample various
U.S. military  organizations and other potential OEMs. There can be no assurance that the Company will be  successful  in raising this capital on a timely basis, if at all.  The failure to obtain the  necessary  working  capital  would have a material adverse effect on the development  program and business  prospects and, depending upon the shortfall, the Company could have to curtail its operations.

The  financial  statements  do  not  include  any  adjustments  relating  to the recoverability  and  classification of recorded asset amounts and classification of liabilities  that might be necessary should the Company be unable to continue in existence.

NOTE 3.  PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                               March 31, 2006
                                                              ----------------
Lab equipment                                                  $    1,279,666
Leasehold improvements                                                579,641
Computer equipment and software                                       169,230
Office furniture and equipment                                         56,000
                                                              ----------------
                                                                    2,084,537

Less accumulated depreciation and amortization                      1,354,603
                                                              ----------------
                                                               $      729,934
                                                              ================

NOTE 4.  ACCRUED EXPENSES

                                       10

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Accrued expenses consist of the following:

                                                               March 31, 2006
                                                              ----------------
Vacation pay                                                   $       19,238
Payroll and payroll taxes                                             140,400
                                                              ----------------
                                                               $      159,638
                                                              ================

NOTE 5.  CONVERTIBLE DEBT (BRIDGE LOAN)

In January and February 2006,  certain  stockholders  of NPSWA made unsecured 8%
demand convertible loans to NPSWA aggregating $142,400.

In March 2006, prior to the Merger, certain other stockholders of NPSWA provided for additional  loans of $358,000.  In connection  with the Merger,  such loans, together  totaling  $500,400,  were exchanged for 8% convertible notes issued by
NPS  convertible  into  common  stock  of NPS at  $0.20  per  share,  and  would automatically  convert into 2,502,000 shares of common stock of NPS at such time as  additional  financing  of not less than  $1,500,000  was provided to NPS. In addition,  holders of the notes  received  five-year  warrants  to  purchase  an aggregate  of 3,753,000  shares of common  stock of NPS at an exercise  price of
$0.20 per share. A corresponding  number of such shares, if issued upon exercise of the warrants,  will be surrendered from escrow to NPS for cancellation by SLA and SIAA. Upon  consummation  of the Private  Placement on May 2, 2006 such loan was converted into the requisite number of common shares.

NOTE 6.  EQUIPMENT LOAN PAYABLE

During 2002, NPSWA entered into an equipment loan and security  agreement with a lending  institution and a bank. Total proceeds received for financing equipment were  $1,103,486.  The equipment  loan  required 33 equal monthly  principal and
interest   payments  of  $33,681  plus  a  final   payment  of  $66,209  and  is
collateralized  by the financed  equipment.  Loan  advances  bear  interest at a stated  rate of 6.99% per  annum,  and 10.44% per annum  after  amortization  of debt-issuance  costs using the effective interest method. The loan was scheduled to  mature  on  October  31,  2005,  but in May  2005,  NPSWA  and  the  lending institution  agreed to extend  such due date to  November  2006 in order to ease cash flow requirements. In addition, on the same date, NPSWA financed additional equipment  in the amount of $150,000  which  amount is payable  monthly  through
April 2007. Total monthly payments were therefore  significantly reduced for the
18 month period ending  November 2006 and the 24 month period ending April 2007, while raising the  additional  proceeds of $150,000  which were used for working capital.

In connection with the equipment loan,  NPSWA issued warrants to purchase shares of Series B Convertible  Preferred  Stock.  The warrants were to expire in 2012, but, as  described in Note 1, they were  cancelled  and  terminated  on March 9,
2006. NPSWA

                                       11

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

allocated  $56,667  of the  proceeds  received  from the  equipment  loan to the detachable  warrants based on their fair value at the date of the issuance.  The fair value was determined using the Black-Scholes option pricing model using the following  assumptions:  volatility rate of 100%; an expected life of ten years;
no dividend yield; and risk-free interest rate of 3.91%. The discount related to the detachable  warrants was amortized using the  straight-line  method over the original term of the equipment loan payable.

The equipment loan payable is summarized as follows:

                                                     March 31, 2006
                                                    -----------------

Loan principal outstanding                            $      168,509
                                                    -----------------
                                                             168,509

Less current maturities                                      156,463
                                                    -----------------
Long-term portion                                     $       12,046
                                                    =================

NOTE 7.  STOCKHOLDERS' EQUITY (DEFICIENCY)

As described  in Note 14, in February  2006,  all shares of NPSWA's  Convertible
Preferred Series A and B Stock were converted into common stock, after which one
(1) new share of common  stock was issued for each ten (10) old shares of common stock in a reverse  stock  split.  As further  described  in Note 1, on March 9,
2006, NPSWA merged with a subsidiary of GMI. By virtue of the Merger, GMI became the parent  corporation  of NPSWA and presently  owns 100% of its capital stock.
Following the Merger, GMI changed its corporate name to Neah Power Systems, Inc.
("NPS").  The Series A-1 Preferred Stock was cancelled effective upon the merger date.

Under the terms of the Merger  Agreement  the  7,990,457  outstanding  shares of common stock of NPSWA were converted into  26,203,858  shares of common stock of
NPS and on March 9, 2006, all outstanding  NPSWA stock options and warrants were cancelled.  In  addition,  NPS  contributed  $500,000 to the working  capital of
NPSWA.

Immediately  preceding the Merger,  there were  10,481,543  shares of GMI common stock  outstanding,  and 6,500,000  shares of GMI  Convertible  Preferred  Stock
Series A outstanding that were convertible into 58,875,030  shares of GMI common stock upon a financing of no less than $1,500,000.

                                       12

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

COMMON STOCK AND SHARES RESERVED - Common stock was issued and reserved at March
31, 2006, as follows:

Common shares issued and outstanding                                36,685,401

Conversion of Series A, convertible preferred stock, net            58,875,030

Exercise of outstanding stock options                                6,589,500

Exercise of outstanding common stock warrants                        8,458,000
                                                                 --------------
                                                                   110,607,931
                                                                 ==============

NOTE 8.  STOCK OPTION PLAN

The Long Term Incentive  Compensation Plan ("LTICP") was adopted by the Board of
Directors on March 14, 2006, to be effective on March 14, 2006, and was approved by the  stockholders  on that same date.  The LTICP is to continue for a term of ten  years  from the date of its  adoption.  The  LTICP  seeks  to  promote  the long-term  success  of  the  Company  and to  provide  financial  incentives  to employees,  members  of the Board as well as  advisors  and  consultants  to the
Company  to strive  for  long-term  creation  of  stockholder  value.  The LTICP provides  long-term  incentives to employees,  members of the Board and advisors and  consultants of the Company who are able to contribute  towards the creation of or have created  stockholder  value by providing them stock options and other stock and cash incentives.

The Compensation  Committee that is currently  comprised of three members of our
Board of Directors,  Messrs.  Rosen,  Abramowitz  and Solomon,  administers  the
LTICP.  The Compensation  Committee has the authority to grant awards,  construe and  interpret  the LTICP and any awards  granted  thereunder,  to establish and amend  rules for LTICP  administration,  to change the terms and  conditions  of options and other awards at or after grant, and to make all other determinations which it deems necessary or advisable for the administration of the LTICP.

The maximum  number of shares of Company  common  stock that may be issued under the LTICP for awards other than cash awards is 10,000,000  shares.  To date, the
Committee has awarded stock options for 6,589,500  shares to employees,  members of the Board and advisors  and  consultants  to the  Company,  and none of these options  has as of yet been  exercised.  If the  Company  changes  the number of issued  shares  of  common  stock  by stock  dividend,  stock  split,  spin-off, split-off, spin-out,  recapitalization,  merger, consolidation,  reorganization, combination,  or exchange of shares,  the total  number of shares  reserved  for issuance under the LTICP, the maximum number of shares which may be made subject to an award or all awards in any calendar year, and the number of shares covered by each  outstanding  award and the price  therefore,  if any,  may be equitably adjusted by the Committee, in its sole discretion.

                                       13

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Board of  Directors  or the  Committee  may  amend,  suspend,  terminate  or reinstate  the  LTICP  from  time to time or  terminate  the  LTICP at any time.
However,  no such action shall reduce the amount of any existing  award (subject to the  reservation  of the  authority of the  Committee  to reduce  payments on awards) or change the terms and  conditions  thereof  without the consent of any affected award recipient.

On March 29, 2005, the board of directors and compensation  committee authorized the issuance of 162,500  severance  options at $0.20 per share to NPSWA's former
President.  On  March  14,  2006,  the  board  of  directors  and the  Committee authorized the issuance of options to purchase an aggregate of 6,177,000  shares of Company  common stock at an exercise  price of $0.20 per share to  directors, officers,  employees  and an  outside  consultant  and  options to  purchase  an additional  250,000 shares at $0.85 per share to Paul Abramowitz,  the President and CEO.

The following table summarizes  stock option  activity,  during the three months ended March 31, 2006:

                                               Options        Weighted Average
                                             Outstanding       Exercise Price
                                            --------------    ----------------

Outstanding at March 9, 2006                            -
Granted                                         6,589,500          $ 0.24
Forfeiture                                              -
Exercised                                               -
                                            --------------
Outstanding at March 31, 2006                   6,589,500          $ 0.24
                                            --------------        ---------

The weighted  average fair value of the options  granted during the three months ended March 31, 2006 was  $1,152,291,  of which $224,595 was recognized as stock option  compensation  expense during the period.  At March 31, 2006 the weighted average remaining contractual lives of outstanding options was 10 years.

NOTE 9.  WARRANTS

On May 26, 2006,  pursuant to an extension of the  collaboration  agreement with
Novellus dated May 24, 2006, the Company issued a warrant to Novellus to acquire up to 4,705,000  shares of Company  common stock at an exercise  price of $0.001 per share.  Vesting of the  warrant  shares will occur upon  certain  milestones being  achieved  by  Novellus  and NPS as  agreed to  within  the 90 day  period following  May 24,  2006  and the  warrant  is  exercisable  in whole or in part through April 30, 2011. The value of the warrant has been  calculated  using the
Black Scholes  method  pursuant to FAS 123(R) and will be accounted for over the life of the warrant beginning May 26, 2006.

                                       14

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under  certain  circumstances,  the Company can exercise a  repurchase  right to acquire  warrant  stock  acquired by Novellus  prior to  achieving  any specific milestone.  Under such  circumstances,  Novellus could only recover the exercise price it had paid for the repurchased stock.

In conjunction  with the automatic  conversion of the $500,400 of 8% Convertible
Notes on May 2, 2006, the Company issued warrants to the Note Holders to acquire up to 3,753,000  shares of Company  common stock at $0.20 per share.  Any shares issued  pursuant to exercise of these  warrants will be obtained from the shares escrowed for such purpose by the previous Convertible Preferred A shareholders.

NOTE 10.  INCOME TAXES

The Company  accounts  for income taxes on the  liability  method as provided by
Statement of Financial  Accounting  Standards 109,  Accounting for Income Taxes.
Significant   components  of  the  deferred  tax  assets  and   liabilities  are
approximately as follows:

                                                           March 31, 2006
                                                           ---------------

Deferred tax asset (liability):
    Net operating loss carryforward                        $    7,389,000
    Stock and warrant compensation                                318,000
    Research and development credit                               729,000
    Accrued vacation                                               19,000
    Tax depreciation over book                                    (28,000)
                                                           ---------------
                                                                8,427,000

Valuation allowance                                            (8,427,000)
                                                           ---------------
                                                           $            -
                                                           ===============

The Company has established a valuation  allowance of $8,427,000 as of March 31,
2006,  due to the  uncertainty  of future  realization  of the net  deferred tax assets.  At March 31, 2006, the Company had a net operating  loss  carryforwards for federal income tax purposes of  approximately  $21,731,000  and research and development credit  carryforwards of approximately  $729,000 available to offset future  income  that  expire  in  2021.  Utilization  of the  carryforwards  are dependent  on future  taxable  income and will be  further  be limited  due to a change in control in NPSWA's  ownership,  pursuant  to the merger  with NPS,  as defined by the Internal Revenue Code Section 382.

                                       15

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11.  SIGNIFICANT AGREEMENTS

GRANT AWARD

In  2003,  NPSWA  received  approval  for  funding  under  an  NIST  cooperative agreement.  The  cooperative  agreement  or award covers a two year period for a total amount of $2,000,000 in federal funds,  of which  $1,000,000 was available through  September 30, 2004, and the remainder was available  through  September
30,  2005.  NPSWA  received  reimbursement  by the NIST for 40.64% and 39.19% of direct program expenditures in Fiscal Year 2005 and 2004, respectively.  For the three months ended March 31, 2006 and 2005, the Company received  reimbursements totaling $0 and $700,000 respectively.

DEVELOPMENT AGREEMENT

In December  2003,  the Company  entered  into a  development  agreement  with a customer to develop proof-of-concept fuel cell power source prototypes (phase I)
and, if successful and elected by the buyer,  the development of fuel cell power sources (phase II). Under the terms of the agreement,  the Company is to receive
$344,000 and up $1,402,000 for the services in phase I and II, respectively. The
Company recognized  $154,500 for the completion of phase I in 2004. In addition, at December 31, 2005 and 2004  $189,500 was deferred for phase I services  until the related  services  are rendered  and the  milestone  is reached.  Management anticipates that this will occur prior to the end of the 2006 Fiscal Year.

NOTE 12.  COMMITMENTS

The Company leases its corporate  headquarters and laboratory facilities under a non-cancelable  operating  lease  which  expires in August  2007 and also leases laboratory facilities on a month-to-month basis. Rent expense is recognized on a straight-line  basis over the  periods in which  benefit  from the  property  is derived.

As of March 31, 2006,  future minimum rental and related payments required under operating leases are approximately $224,000.

Rental expense was $47,900 for the three months ended March 31, 2006 and 2005.

NOTE 13.  RELATED PARTY TRANSACTIONS

In  connection  with the Merger,  Novellus,  a shareholder  of NPSWA,  agreed to cancel  warrants of NPSWA it held and NPSWA and NPS agreed to pay, by  September
30, 2006,  approximately  $150,000 owed to Novellus for  services.  In addition,
NPSWA,  NPS and Novellus  re-negotiated  the final terms of a new  collaboration agreement  on May 24, 2006 and  4,705,000  new  warrants  to purchase  shares of common  stock of NPS were  issued to Novellus  on May 26,  2006  exercisable  at
$0.001 per share.

                                       16

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Under  certain  circumstances,  the Company can exercise a  repurchase  right to acquire  warrant  stock  acquired by Novellus  prior to  achieving  any specific milestone.  Under such  circumstances,  Novellus could only recover the exercise price it had paid for the repurchased stock.

NOTE 14.  MERGER TRANSACTION WITH GMI

In February  2006,  NPSWA  converted  all of its shares of Series A and Series B
Preferred  Stock to Common  Stock and amended its Articles of  Incorporation  to eliminate  such  classes  of  Preferred  Stock  and to  create a new  series  of preferred  stock  known as Series A-1  Preferred  Stock with  11,000,000  shares authorized.  New Common shares were then issued for the old Common shares in the ratio of one (1) new  share for ten (10) old  shares.  Upon  completion  of this reverse stock split,  7,990,457  shares of the NPSWA's  Common Stock were issued and outstanding. No Preferred shares were issued.

On March 9, 2006,  NPSWA  entered  into an  Agreement  and Plan of Merger  ("the
Merger  Agreement")  with GMI, a Nevada shell  corporation,  Growth  Acquisition
Corp.  ("GAC"),  a Washington  corporation,  Summit Trading Limited  ("STL"),  a
British  Virgin  Islands  corporation,   and  Special  Investments   Acquisition
Associates  LLC  ("SIAA"),  a Delaware  corporation.  The Merger  Agreement  was further  amended on April 12,  2006.  By virtue of this  merger,  GMI became the parent  corporation of NPSWA and owns 100% of its capital  stock.  Following the merger, GMI changed its corporate name to Neah Power Systems, Inc. ("NPS").

Prior to the merger, GMI was an inactive shell corporation and had engaged in no substantive  business  operations  since  2003.  Prior  to  consummation  of its acquisition of NPSWA,  a total of 10,481,543  shares of common stock of GMI were issued and outstanding.

Under the terms of the merger the 7,990,457  outstanding  Common shares of NPSWA were converted into 26,203,858 shares of common stock of NPS and all outstanding
NPSWA stock options and warrants were  cancelled.  In addition,  NPS contributed
$500,000 to the working capital of the NPSWA.

In  January  and  February  2006,  certain  of the  stockholders  of NPSWA  made unsecured 8% demand loans to NPSWA aggregating $142,400.

In March 2006 certain  security  holders of NPSWA provided for additional  loans totaling $358,000.  In connection with the merger, such loans, together with the
$142,400 of other  stockholders  loans  referred to above,  were exchanged for a total of  $500,400 of 8%  convertible  notes of NPS that were  convertible  into common  stock  of NPS at $0.20  per  share,  and  automatically  converted  into
2,502,000  shares of common  stock at such time as  additional  financing of not less than $1,500,000 is provided to the NPSWA which occurred on May 2, 2006 with the closing of the Private Placement. In addition, holders

                                       17

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of the notes received  five-year  warrants to purchase an aggregate of 3,753,000 shares of common stock of NPS, at an exercise price of $0.20 per share.

Immediately prior to the merger, GMI sold to two entities, for $6,500, 6,500,000 shares of GMI Series A Preferred Stock that are convertible  into  approximately
58,875,000  shares of NPS common stock  (exclusive  of an  additional  3,753,000 shares to be held in escrow and  reserved  for  delivery  upon  exercise  of the warrants described above),  and automatically  convert into such common stock if
NPS or NPSWA completes an equity or financing for an additional $1,500,000. Paul
Abramowitz, the President and Chief Executive Officer of the Company and members of his family have a beneficial  interest in approximately  50% of these shares.
In addition,  Mr.  Abramowitz was a former  stockholder of NPSWA and received an additional 93,927 shares of NPS common stock in the merger.

The conversion value of the common stock into which the convertible loan payable of $500,400 was converted,  was set at $0.20 per share by the board of directors of the Company on March 14, 2006,  the date the  conversion  was executed.  Such conversion price was determined to be the fair market value on that date.

The private  placement  offering  price of $0.50 per share was determined by the board of  directors  after  discussions  amongst  themselves,  a  review  of the immediate  need for  funds  in order to  continue  the  business,  the  existing circumstances and prospects and consultation  with certain  advisors,  including
BMA, the Placement Agent.

The  number of common  shares of NPS into  which the NPS  Convertible  Preferred
Series A stock  would  convert was  determined  by  negotiation  amongst all the parties and a determination  of percentage  participation  that each group would have and taking into account the surrounding circumstances of GMI and NPSWA.

The series A and B convertible  preferred  stock of NPSWA had conversion  rights from the original issue date and when issued subsequently. As part of the merger with GMI, all Preferred  Shareholders were required to convert into common stock in order that the number of shares of NPSWA to be exchanged for NPS shares would be a  specific  number  subsequent  to  the  one  for  ten  reverse  split.  The transaction  was  structured  as a reverse  merger and as  described  in Section
10.516 of the SEC Accounting Interpretations publication,  such a transaction is to be accounted for as a recapitalization of the accounting  acquirer.  Thus the historical entity's  stockholders'  equity, that of NPSWA, has been restated.  A summary of the entries to record the merger follows (in thousands of dollars):

                                       18

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 --------------------------------------------------------------------
                  GMI - (Neah Power - Nevada)     Neah - (Neah Power - Washington)
                 ------------------------------------------------------------------------------------------------
                     @                                                                                   Consol.-
                  Merger     Merger    Post-      @ Merger                    Post-                       Post-
                   Date       Adj.     merger       Date      Merger Adj.     merger      Consol. Adj     merger
---------------- -------- ----------- --------    --------- --------------- ---------   --------------- ----------
ASSETS:

Assets            $506.5               $506.5     $1,189.4                  $1,189.4     ($500.0)  (4)   $1,195.9
................. ........ ..... ..... ........    ......... ......... ..... .........   .......... .... ..........
Investment in
NPS-Nev                                   0.0                  506.5  (3)      506.5      (506.5)  (5)        0.0
................. ........ ..... ..... ........    ......... ......... ..... .........   .......... .... ..........

---------------- -------- ----- ----- --------    --------- --------- ----- ---------   ---------- ---- ----------
TOTAL ASSETS      $506.5  $0.0         $506.5     $1,189.4    $506.5        $1,695.9    ($1,006.5)       $1,195.9
================ ======== ===== ===== ========    ========= ========= ===== =========   ========== ==== ==========

------------------------------- ----- --------    --------- --------- ----- ---------   ---------- ---- ----------
LIABILITIES AND SHAREHOLDERS'
EQUITY:

LIABILITIES         $0.0                 $0.0     $1,972.4                  $1,972.4     ($500.0)  (4)   $1,472.4
---------------- -------- ----- ----- --------    --------- --------- ----- ---------   ---------- ---- ----------

SHAREHOLDERS' EQUITY:
GMI:

Preferred Stock      6.5                  6.5                                                                 6.5
................. ........ ..... ..... ........    ......... ......... ..... .........   .......... .... ..........
Common Stock        10.5  26.2  (1)      36.7                                                                36.7
................. ........ ..... ..... ........    ......... ......... ..... .........   .......... .... ..........
APIC                75.8  (26.2)(1)      49.6                                              (49.6)  (5)        0.0
................. ........ ..... ..... ........    ......... ......... ..... .........   .......... .... ..........
Retained
Earnings
(Accum.
Deficit)           413.8                413.8                                             (413.8)  (5)        0.0
................. ........ ..... ..... ........    ......... ......... ..... .........   .......... .... ..........
Neah:

Preferred Stock -
Series A                                               0.0       6.5  (3)        6.5        (6.5)  (5)        0.0
................. ........ ..... ..... ........    ......... ......... ..... .........   .......... .... ..........
Common Stock                                      19,251.8  (19,225.6)(2)       36.7       (36.7)  (5)        0.0
................. ........ ..... ..... ........    ......... ......... ..... .........   .......... .... ..........
                                                                10.5  (3)                                     0.0
................. ........ ..... ..... ........    ......... ......... ..... .........   .......... .... ..........
APIC                                               3,124.3  19,225.6  (2)   22,839.4                     22,839.4
................. ........ ..... ..... ........    ......... ......... ..... .........   .......... .... ..........
                                                               489.5  (3)                                     0.0
.......................... ..... ..... ........    ......... ......... ..... .........   .......... .... ..........
Retained Earnings
(Accum. Deficit)                                  (23,159.2)                (23,159.2)                  (23,159.2)
................. ........ ..... ..... ........    ......... ......... ..... .........   .......... .... ..........

---------------- -------- ----- ----- --------    --------- --------- ----- ---------   ---------- ---- ----------
TOTAL
SHAREHOLDERS'
EQUITY:            506.5   0.0          506.5      (783.1)     506.5         (276.6)      (506.5)         (276.6)
---------------- -------- ----- ----- --------    --------- --------- ----- ---------   ---------- ---- ----------

TOTAL
LIABILITIES
AND
SHAREHOLDERS'
EQUITY:           $506.5  $0.0         $506.5     $1,189.4    $506.5        $1,695.9    ($1,006.5)       $1,195.9
================ ======== ===== ===== ========    ========= ========= ===== =========   ========== ==== ==========

Footnotes:

1. Record acquisition of Neah Power - Washington by Growth Mergers (Neah Power -
Nevada). The offsetting debit to the credit to Growth Mergers Common Stock is to
Additional  Paid-In  Capital  rather than to an Investment  account  because the subsidiary (Neah Power - Washington) will be treated as if it were the acquirer.

2.  Recapitalize  Neah  Power -  Washington  Common  Stock so that the number of shares issued and par value is the same as Growth  Mergers (Neah Power - Nevada)
(36,685,392 shares at $0.001 per share).

3.  Record  the book  value of the net assets of Growth  Mergers  (Neah  Power -
Nevada) on the books of Neah Power -  Washington  as if Neah Power -  Washington
were the acquirer.

4. Eliminate intercompany advance.

5. Eliminate Neah Power - Washington's investment in Neah Power - Nevada.

                                       19

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A pro forma statement of operations for the year ended December 31, 2005 and for the three  months  ended March 31, 2006  showing  revenues  and  expenses of the combined companies had the Merger taken place on January 1, 2005, follows:

                                                                                 3 Months Ended
    Pro Forma     Statement of Operations          Year Ended 12/31/05           March 31, 2006
    ---------     -----------------------          -------------------           -------------------

                        12 Months     6 Months
                        NEAH, WA         GMI
                        ---------      --------
                                                           CONSOLIDATED         NEAH, WA          GMI      CONSOLIDATED
                                                           ------------          --------        ------    ------------

  Revenues                $780,000          -                   $780,000              -             -              -

  Operating
  expenses               4,778,138      35,605                 4,813,743        (1,561,043)                   (1,561,043)
                      ------------     -------              ------------        ----------       ------     ------------

  Loss from
  operations            (3,998,138)    (35,605)               (4,033,743)       (1,561,043)                   (1,561,043)

  Other income
  (expense)                 13,391        (531)                   12,860            (3,318)        (980)          (4,298)
                      ------------     -------              ------------        ----------       ------     ------------

                                                                                         $
  Net loss            $ (3,984,747)    (36,136)             $ (4,020,883)       (1,564,361)      $ (980)    $ (1,565,341)
                      ============     =======              ============        ==========       ======     ============

NOTE 15. SUBSEQUENT EVENTS

CRYSTAL RESEARCH AGREEMENT

On April 7, 2006, NPS signed a contract with Crystal Research Associates ("CRA")
whereby CRA agreed to produce an Executive  Informational  Overview  (the "EIO")
which would be a detailed  report  consisting of 40 to 60 pages  augmented  with extensive market perspective written by CRA.  Additionally,  CRA agreed to write four (4) quarterly updates approximating 8 to 12 pages each to be based upon NPS news announcements,  focus and product  development.  All such reports are to be submitted  to  management  for  approval  prior to  being  printed  and  issued.
Approximately 4,500 copies would be printed for distribution.

The cost of the initial  EIO,  with up to two (2) full  revisions,  and the four updates is $35,000 plus 200,000 four year  warrants to purchase NPS common stock at $0.85 per share.  One half of the cash  payment was made upon signing and the warrants were issued.  The second half of the cash payment is due within 10 days of receipt of the first draft of the report. Related coach travel and reasonable incidental expenses will be reimbursed.

RENEWAL OF NOVELLUS OF COLLABORATION AGREEMENT

In  connection  with the Merger,  Novellus,  a shareholder  of NPSWA,  agreed to cancel  warrants of NPSWA it held and the Company agreed to pay by September 30,
2006,

                                       20

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

approximately  $150,000 owed to Novellus for services.  In addition,  on May 24,
2006, NPS, NPSWA and Novellus  negotiated the final terms of a new collaboration agreement and on May 26, 2006 NPS issued 4,705,000 new warrants to Novellus that are exercisable at $0.001 per share through April 30, 2011.

PRIVATE PLACEMENT

On May 2, 2006, the $500,000 minimum / $2,500,000  Maximum Private Placement was closed with total net proceeds of $2,116,000 received from the sale of 4,600,000
NPS common shares. A certain purchaser paid $500,000 in cash and $1,500,000 with a Promissory Note due $750,000 on May 27, 2006 and $750,000 on June 28, 2006. On
June 23, 2006, the Note was amended to reflect  partial  payments of $250,000 in cash and remaining Note balances of $500,000,  excluding interest,  was due June
30, 2006 and  $750,000 is due on or before July 31,  2006.  As of July 10, 2006, payment in full has been received for the June 30, 2006  portion.  All investors in this  private  placement  represented  in  writing  that they are  accredited investors,  as defined,  and that they  acquired such  securities  for their own account.  A legend was placed on each  certificate  stating that the  securities have  not  been  registered  under  the  Securities  Act  and can not be sold or otherwise transferred without an effective  registration statement covering such shares or on the availability of an exemption from the registration requirements of the Securities Act.

In connection  with the closing of the Private  Placement,  BMA Securities  will receive  320,000 five year  warrants to purchase NPS common  shares at $0.60 per share.

MARKETING CONSULTING AGREEMENTS

During April 2006, the Company signed a marketing consulting agreement with Apex
Strategies,  Inc. for public sector  opportunities such as State,  municipal and local governments at a fee of $5,000 monthly for one year with automatic renewal if not previously terminated.

The Company also signed a one year  extension,  retroactive to February 15, 2006 and  ending  August  14,  2007,  to a similar  agreement  with  McBee  Strategic
Consulting for representation and marketing by Mr. Steve McBee, a lobbyist,  who works to obtain entry to Federal  Government  opportunities.  The fee under this agreement is $15,000  monthly  through August 15, 2006 and then $18,000  monthly through February 14, 2007.

DANFOSS

In June 2006,  the Company  signed a Consultancy  Agreement  with Danfoss A/S, a
Danish Company,  ("Danfoss"),  regarding  cooperation between the parties within the  field of fluid  control  and  disposable  fluid  cartridge  technology  for portable fuel cells that will be produced by the Company with the assistance and cooperation of Danfoss.  Estimated

                                       21

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

costs of Danfoss  services are  anticipated  to  approximate  $280,000  over the course of the 12 to 18 months following June 2006.  Danfoss also agreed to grant a license the Company so that any specific Danfoss technology or software can be used by the Company and that technology that is developed  jointly will be owned by the Company and that the Company would pay a royalty of 3% of the sales value of certain products and technology.

MTBSOLUTIONS, INC.

On May 10, 2006, the Company signed a contract with MTBSolutions, Inc. ("MTB") a leader in  advanced  microelectronic  packaging  technology  for  semiconductor, photonic and MEMS  applications.  The Company  intends that MTB will develop the necessary packaging technology to enable the mass production and shipping of its fuel cells,  when fully  developed  and tested,  and  shorten the  timetable  to release a finished product for both the military and commercial markets.

                                       22

                            NEAH POWER SYSTEMS, INC.

                                FINANCIAL REPORT

                                DECEMBER 31, 2005

                                 C O N T E N T S

                                                                      PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...................1

FINANCIAL STATEMENTS

    NOTES TO FINANCIAL STATEMENTS....................................6 - 19

[GRAPHIC OMITTED]
--------------------------------------------------------------------------------
      PETERSON SULLIVAN PLLC
--------------------------------------------------------------------------------

CERTIFIED PUBLIC ACCOUNTANTS                 TEL 206.382.7777 O FAX 206.382.7700
610 UNION STREET, SUITE 2300                 http://www.pscpa.com
SEATTLE, WASHINGTON 98101

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Neah Power Systems, Inc.
Bothell, Washington

We have audited the  accompanying  balance  sheets of Neah Power  Systems,  Inc.
("the Company") as of December 31, 2005 and 2004, and the related  statements of operations, shareholders' equity, and cash flows for the years then ended. These financial  statements are the  responsibility of the Company's  management.  Our responsibility  is to express an opinion on these financial  statements based on our audits.

We conducted our audits in accordance  with the standards of the Public  Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis,  evidence  supporting  the amounts and  disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant  estimates  made by  management,  as well as evaluating  the overall
financial  statement  presentation.   We  believe  that  our  audits  provide  a
reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material respects,  the financial position of the Company as of December 31,
2005 and 2004,  and the  results  of its  operations  and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying  financial  statements have been prepared  assuming the Company will  continue  as a going  concern.  As  discussed  in Note 2 to the  financial statements,  the Company has experienced recurring losses and has liabilities in excess of current  assets.  This situation  raises  substantial  doubt about its ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Peterson Sullivan PLLC

Seattle, Washington
April 12, 2006

                                       1

                            NEAH POWER SYSTEMS, INC.

                                 BALANCE SHEETS
                           December 31, 2005 and 2004

                ASSETS                                                             2005                  2004
                                                                               ------------          ------------
Current Assets
      Cash and cash equivalents                                                $    311,815          $  2,481,103
      Short-term investments                                                        103,200             1,711,775
      Prepaid expenses                                                                9,675                23,068
                                                                               ------------          ------------
                Total current assets                                                424,690             4,215,946

Property and Equipment, net                                                         831,081             1,132,808

Deposits                                                                                  -                13,566
                                                                               ------------          ------------
                Total assets                                                   $  1,255,771          $  5,362,320
                                                                               ============          ============
                LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
      Equipment loan, current portion                                          $    186,846          $    332,877
      Accounts payable                                                              176,831               170,710
      Accrued expenses                                                              102,557               142,000
      Deferred revenue                                                              189,500               189,500
                                                                               ------------          ------------

                Total current liabilities                                           655,734               835,087

Equipment Loan, less current portion                                                 29,840                     -
                                                                               ------------          ------------
                Total liabilities                                                   685,574               835,087

Shareholders' Equity (shares  restated to reflect reverse stock split)
      Preferred stock - authorized 8,795,384 shares, no par value
         Series A convertible preferred stock - designated
             799,750 shares; liquidation value of $1,363,871                      1,208,281             1,189,105
         Series B convertible preferred stock - designated
             7,995,634 shares; liquidation value of $18,095,259                  17,744,588            17,744,588
      Common stock - no par value, authorized 12,300,000 shares                     298,902               298,502
      Additional paid-in capital                                                  2,913,245             2,905,110
      Accumulated deficit                                                       (21,594,819)          (17,610,072)
                                                                               ------------          ------------
                Total shareholders' equity                                          570,197             4,527,233
                                                                               ------------          ------------
                Total liabilities and shareholders' equity                     $  1,255,771          $  5,362,320
                                                                               ============          ============

                        See Notes to Financial Statements

                                       2

                            NEAH POWER SYSTEMS, INC.

                            STATEMENTS OF OPERATIONS
                 For the Years Ended December 31, 2005 and 2004

                                                                       2005                   2004
                                                                  -------------          -------------
Revenues
      Grant revenue                                               $     780,000          $   1,055,887
      Contract revenue                                                        -                154,500
                                                                  -------------          -------------
                Total revenues                                          780,000              1,210,387
Operating expenses
      Research and development                                        3,475,740              4,445,228
      General and administrative                                      1,302,398              1,434,123
                                                                  -------------          -------------
                Total operating expenses                              4,778,138              5,879,351
                                                                  -------------          -------------
                Loss from operations                                 (3,998,138)            (4,668,964)

Other income (expense)
      Interest expense                                                  (46,043)            (1,726,271)
      Other income                                                       59,434                 41,311
                                                                  -------------          -------------
                Total other income (expense)                             13,391             (1,684,960)
                                                                  -------------          -------------
                NET LOSS                                          $  (3,984,747)         $  (6,353,924)
                                                                  =============          =============

Basic net loss per post-split common share                        $       (4.48)         $       (7.15)
                                                                  =============          =============
Weighted average basic post-split shares outstanding                    888,629                888,447
                                                                  =============          =============

                        See Notes to Financial Statements

                                       3

                            NEAH POWER SYSTEMS, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                 For the Years Ended December 31, 2005 and 2004
                (Shares restated to reflect reverse stock split)

                                    Series A Convertible        Series B Convertible
                                      Preferred Stock             Preferred Stock                Common Stock
                                -------------------------   ---------------------------   ---------------------------
                                  Shares         Amount         Shares         Amount        Shares         Amount
                                ----------   ------------   ------------   ------------   ------------    ------------
Balances, January 1, 2004          575,473   $  1,189,105      2,178,934   $  5,973,312        888,432    $    298,169

Issuance of Series B
   Convertible preferred
   stock for cash at
   $0.278 per pre-split
   share in April and
   August 2004, net of
   issuance costs of $266,546            -              -      2,820,144      7,573,453              -               -

In connection with
   convertible promissory
   notes payable; granted
   warrants to purchase
   shares of Series B
   Convertible preferred
   stock at $0.278 per
   pre-split share and
   beneficial conversion
   feature                               -              -              -              -              -               -

Issuance of Series B
   Convertible preferred
   stock, upon conversion
   of notes payable and
   accrued interest at
   $0.278 per pre-split share            -              -      1,510,008      4,197,823              -               -

Exercise of stock options
   and warrants                          -              -              -              -             30             333

Stock options issued to
   consultant for
   services                              -              -              -              -              -               -

Stock warrants issued to
   non-employee for
   development services                  -              -              -              -              -               -

Net loss for the year
   ended December 31, 2004               -              -              -              -              -               -
                                ----------   ------------   ------------   ------------   ------------    ------------
Balances at December 31, 2004    575,473        1,189,105      6,509,086     17,744,588        888,462         298,502

Exercise of stock options and
   warrants                          7,976         19,176              -              -            333             400

Stock options issued to
   consultant and Board
   member for services                   -              -              -              -              -               -

Net loss for the year
   ended December 31, 2005               -              -              -              -              -               -
                                ----------   ------------   ------------   ------------   ------------    ------------
Balances at December 31, 2005      583,449   $  1,208,281      6,509,086   $ 17,744,588        888,795    $    298,902
                                ==========   ============   ============   ============   ============    ============

                                    Additional
                                      Paid-In         Accumulated
                                      Capital           Deficit            Total
                                    ------------     ------------      ------------
Balances, January 1, 2004           $  1,939,905     $(11,256,148)     $ (1,855,657)

Issuance of Series B
   Convertible preferred
   stock for cash at
   $0.278 per pre-split
   share in April and
   August 2004, net of
   issuance costs of $266,546                  -                -         7,573,453

In connection with
   convertible promissory
   notes payable; granted
   warrants to purchase
   shares of Series B
   Convertible preferred
   stock at $0.278 per
   pre-split share and
   beneficial conversion
   feature                               958,160                -           958,160

Issuance of Series B
   Convertible preferred
   stock, upon conversion
   of notes payable and
   accrued interest at
   $0.278 per pre-split share                  -                -         4,197,823

Exercise of stock options
   and warrants                                -                -               333

Stock options issued to
   consultant for
   services                                   45                -                45

Stock warrants issued to
   non-employee for
   development services                    7,000                -             7,000

Net loss for the year
   ended December 31, 2004                     -       (6,353,924)       (6,353,924)
                                    ------------     ------------      ------------
Balances at December 31, 2004          2,905,110      (17,610,072)        4,527,233

Exercise of stock options and
   warrants                                    -                -            19,576

Stock options issued to
   consultant and Board
   member for services                     8,135                -             8,135

Net loss for the year
   ended December 31, 2005                     -       (3,984,747)       (3,984,747)
                                    ------------     ------------      ------------
Balances at December 31, 2005       $  2,913,245     $(21,594,819)     $    570,197
                                    ============     ============      ============

                        See Notes to Financial Statements

                                       4

                            NEAH POWER SYSTEMS, INC.

                            STATEMENTS OF CASH FLOWS
                 For the Years Ended December 31, 2005 and 2004

                                                                                   2005              2004
                                                                              -------------      -------------
Cash Flows from Operating Activities
      Net loss                                                                $  (3,984,747)     $  (6,353,924)
      Adjustments to reconcile net loss to
         net cash flows from operating activities
         Non-cash interest expense                                                        -          1,669,711
         Depreciation and amortization                                              382,151            397,694
         Warrants and options issued in exchange for services                         8,135              7,045
         Changes in operating assets and liabilities
             Prepaid expenses and deposits                                           13,393             (2,387)
             Accounts payable                                                         6,121            (57,434)
             Accrued expenses                                                       (39,443)            37,346
             Deferred revenue                                                             -             36,500
                                                                              -------------      -------------
                Net cash flows from operating activities                         (3,614,390)        (4,265,449)

Cash Flows from Investing Activities
      Purchases of short-term investments                                          (103,200)        (3,687,840)
      Sales of short-term investments                                             1,711,775          1,976,065
      Purchase of property and equipment                                            (80,424)           (57,987)
      Deposits                                                                       13,566             26,680
                                                                              -------------      -------------
                Net cash flows from investing activities                          1,541,717         (1,743,082)

Cash Flows from Financing Activities
      Proceeds from exercise of stock options and warrants                           19,576                333
      Proceeds from issuance of convertible debt                                          -          1,000,000
      Payments on equipment loan                                                   (116,191)          (349,541)
      Proceeds from issuance of Series B Convertible Preferred stock, net                 -          7,632,307
                                                                              -------------      -------------
                Net cash flows from financing activities                            (96,615)         8,283,099
                                                                              -------------      -------------
                NET CHANGE IN CASH AND CASH EQUIVALENTS                          (2,169,288)         2,274,568

Cash and Cash Equivalents, beginning of period                                    2,481,103            206,535
                                                                              -------------      -------------
Cash and Cash Equivalents, end of period                                      $     311,815      $   2,481,103
                                                                              =============      =============
Non-cash Investing and Financing Activities
      Warrants issued in conjunction with convertible debt                    $           -      $     958,160
                                                                              =============      =============
      Conversion of promissory notes and accrued interest to
         preferred stock                                                       $          -      $   4,197,823
                                                                              =============      =============

                        See Notes to Financial Statements

                                       5

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Neah Power  Systems,  Inc.  ("the  Company")  was  incorporated  in the State of
Washington  on June 6,  1999.  The  Company  is in the  business  of  developing miniature  fuel  cells to be used as power  sources  in laptop  computers,  cell phones,  personal digital assistants and other portable  electronic  devices. If development  efforts are successful,  management  believes that these fuel cells will enable mobile devices and  applications  that are infeasible today and will provide  increased power and allow users to extend the useful  operating time of their  portable  devices.  The Company has devoted  significant  time to raising capital and production development and testing.

The Company is also in the  business of  performing  research  (under  grant and contract programs) related to its business  development  activities discussed in the preceding paragraph.

As  described  in Note 14,  Subsequent  Events,  in February  2006,  the Company
converted  all of its shares of Series A and Series B Preferred  Stock to Common
Stock and the Company's Articles of Incorporation were amended to eliminate such classes of  Preferred  Shares.  New Common  shares  were then issued for the old
Common  shares in the ratio of one (1) new  share for ten (10) old  shares.  Net loss per common share and shares  outstanding  in the  Statements of Operations, the  number of shares in the  Statements  of  Shareholders'  Equity  and,  where applicable  within the context of these Notes to the Financial  Statements,  all share, per share,  warrant, and option amounts in these Notes have been restated
to reflect this reverse stock split.  As further  described in Note 14, in March
2006 the Company merged with another company.

A summary of the significant  accounting  policies  consistently  applied in the preparation of the accompanying financial statements follows.

CASH AND CASH EQUIVALENTS

Cash and cash  equivalents are defined as liquid  investments with a maturity of
90 days or less when  purchased and consist of cash and money market funds.  The
Company periodically  maintains cash and cash equivalent balances with financial institutions that exceed the federally insured limits.

SHORT-TERM INVESTMENTS

Short-term  investments  are  comprised of debt  securities,  all  classified as available  for sale,  which are  carried at their fair value  based upon  quoted
market  prices  with   unrealized   gains  or  losses  recorded  in  accumulated
comprehensive  income  and  classified  as  equity.  There  were no  significant realized or unrealized gains or losses relating to these debt securities.

                                       6

REVENUE RECOGNITION

Revenues consist of grant and contract revenues. Grant revenues in 2005 and 2004 consist  of  amounts  earned  under a research  grant  awarded  by the  National
Institute of Standards and Technology ("NIST"). Grant revenues are recognized as the related research is conducted. Contract revenues consist of amounts recorded from  services  provided  to a  single  customer.  Revenues  earned  under  such arrangements  are recorded as earned either as milestones are achieved or as the services are provided.  Upfront payments received under contractual arrangements are recognized as revenue over the service period.

RESEARCH AND DEVELOPMENT

Research and development costs are expensed as incurred.

FINANCIAL INSTRUMENTS

The Company's  financial  instruments consist of cash,  short-term  investments,
accounts   payable  and  equipment  loans.  The  fair  value  of  all  financial instruments  approximates  the recorded value based on the short-term  nature of these  financial  instruments  or the  current  rate  offered to the Company for similar instruments.

PROPERTY AND EQUIPMENT

Property  and  equipment  is stated at cost less  accumulated  depreciation  and amortization.  Depreciation  expense is charged to operations over the estimated useful service period of assets using the  straight-line  method.  The estimated useful lives of property and equipment range from three to five years. Leasehold improvements are amortized over the shorter of their useful lives or term of the lease.

In accordance with Statement of Financial  Accounting  Standards (SFAS) No. 144,
ACCOUNTING  FOR THE  IMPAIRMENT  OR DISPOSAL OF LONG-LIVED  ASSETS,  the Company
reviews  long-lived  assets  for  impairment   whenever  events  or  changes  in
circumstances  indicate  that  the  carrying  amount  of an  asset  may  not  be recoverable.  Recoverability  of  assets  to be held and used is  measured  by a comparison of the carrying  amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired,  the impairment  to be  recognized  is measured  by the amount by which the  carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the  carrying  amount or fair value less cost to sell.  The  Company's  management  does not  believe  that any of the  Company's long-lived assets were impaired as of December 31, 2005.

INCOME TAXES

The Company follows the liability  method of accounting for income taxes.  Under this  method,  deferred  tax  assets and  liabilities  are  determined  based on differences  between  the  financial  reporting  and tax  basis  of  assets  and liabilities  and on the  expected  future tax  benefits  to be derived  from net operating  loss  carryforwards  measured  using  current tax rates.  A valuation allowance is  established if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

                                       7

STOCK-BASED EMPLOYEE COMPENSATION

As more fully  described in Note 8, Stock  Option Plan,  the Company had a stock option plan under which it could issue  qualified stock options to employees and nonqualified  stock  options  to anyone.  As  described  in Note 14,  Subsequent
Events,  in March 2006,  the Company  merged with another  company and the stock option plan and all outstanding options were cancelled.

For qualified  stock  options,  the Company  applied the intrinsic  value method prescribed in APB Opinion 25 (APB 25), ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES,
and related interpretations. Generally, under APB 25, stock compensation expense for employees is measured as the excess, if any, of the fair value of the common stock at the date of grant over the stock  option  exercise  price.  The Company recognized  no employee  stock  compensation  expense in 2005 and 2004 since all employee  options  issued in those  periods had  exercise  prices equal to or in excess of the fair value of the underlying common stock.

To estimate compensation expense that would have been recognized under Financial
Accounting  Standards Board (FASB) Statement No. 123, ACCOUNTING FOR STOCK-BASED
COMPENSATION,  the Company used the Black-Scholes  minimum value  option-pricing model with the following weighted average assumptions for options granted during the years ended December 31:

                                                                    2005            2004
                                                                 ----------    --------------
Risk-free interest rate                                             4.3%        3.9% to 6.2%
Expected dividend yield                                             0.0%            0.0%
Volatility                                                          0.0%            0.0%
Expected life, years                                                 10              10
Weighted average Black-Scholes value of post-split
   options granted                                                 $0.41           $0.40

The  following  table  illustrates  the  effect on net loss if the  Company  had applied the fair value recognition provisions of Statement No. 123:

                                                               Years Ended December 31,
                                                             ----------------------------
                                                                2005              2004
                                                             -----------      -----------
Net loss, as reported                                        $(3,984,747)     $(6,353,924)
Add:  Total stock-based employee  compensation expense
      determined under fair value based method for
      awards granted                                             (42,180)         (49,128)
                                                             -----------      -----------
Proforma net loss                                            $(4,026,927)     $(6,403,052)
                                                             ===========      ===========

                                       8

Stock  compensation  expense for  nonqualified  options of $8,100 and $2,200 for
2005 and  2004,  respectively,  has been  determined  in  accordance  with  FASB
Statement No. 123 and the FASB's Emerging Issues Task Force (EITF), consensus in
Issue No. 96-18, ACCOUNTING FOR EQUITY INSTRUMENTS THAT ARE ISSUED TO OTHER THAN
EMPLOYEES FOR ACQUIRING,  OR IN CONJUNCTION WITH SELLING,  GOODS OR SERVICES, at
the fair  value of the  consideration  received  or the fair value of the equity instruments  issued,  whichever is more  reliably  measured.  The fair values of options granted to non-employees were periodically  remeasured as the underlying options vested and were based on the Black-Scholes option pricing model with the following assumption for options granted during the years ended December 31:

                                                    2005           2004
                                                 -----------    -----------

Risk-free interest rate                             4.3%            4.0%
Expected dividend yield                             0.0%            0.0%
Volatility                                          0.0%           64.2%
Expected life, years                                 10              10

LOSS PER SHARE

Basic loss per share is computed by dividing  net loss by the  weighted  average number of common shares  outstanding  during the reporting period.  Diluted loss per share is  computed by  dividing  net loss by the total of  weighted  average number of common  shares and  potential  common  shares  outstanding  during the period.  In these  financial  statements,  shares  issuable  upon  conversion of preferred  stock to common stock,  unexercised  stock options,  and  unexercised warrants are  antidilutive  because of net losses and, as such, their effect has not been included in the calculation of basic or diluted net loss per post-split common share.

Basic weighted  average common shares  outstanding and the potentially  dilutive
securities   excluded  from  loss  per  share  computations   because  they  are
antidilutive,  restated to reflect the February 2006 reverse stock split, are as follows for years ended December 31:

                                                           2005          2004
                                                        ----------    ----------
Basic weighted average common shares outstanding          888,795       888,462
                                                        ==========    ==========

Potentially dilutive securities excluded from loss per share computations:

     Series A convertible preferred stock                                     583,449           575,473
     Series B convertible preferred stock                                   6,509,086         6,509,086
     Unexercised warrants to purchase:
         Series A convertible preferred stock                                  91,420           224,278
         Series B, or a subsequent class of, convertible preferred
         stock                                                                939,148           936,548
         Common stock                                                         181,878           181,878
     Unexercised common stock options                                         645,412           686,515
                                                                        ---------------    --------------
                           Total                                            8,950,393         9,113,778
                                                                        ===============    ==============

                                       9

USE OF ESTIMATES

In  preparing  financial  statements   conforming  with  accounting   principles
generally  accepted  in the  United  States,  management  is  required  to  make estimates  and  assumptions  that  affect  the  reported  amounts  of assets and liabilities,  the disclosure of contingent assets and liabilities at the date of the financial  statements,  and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 2.  GOING CONCERN

The Company's  financial  statements  are prepared  consistent  with  accounting principles  generally  accepted  in the  United  States  applicable  to a  going concern,  which  contemplates  the  realization  of assets  and  liquidation  of liabilities  in  the  normal  course  of  business.  However,  as  shown  in the accompanying financial statements,  the Company has sustained substantial losses and has relied  primarily on sales of stock and  proceeds  from  borrowings  for operating capital.

As discussed in Note 14, Subsequent  Events, in March 2006, the Company became a wholly-owned  subsidiary and sole operations of Growth Mergers,  Inc. ("GMI"), a
Nevada shell  corporation.  Following the merger, GMI changed its corporate name to Neah Power Systems, Inc. ("NPS"). GMI is currently  negotiating,  and expects to close in the near future, a private placement of its Common Stock. It expects to net  approximately $2 million from this placement,  which management  expects would fund the Company's  operations into the third quarter of 2006.  Additional funding of another $2 million is being  sought for late in the third  quarter of
2006. In the fourth quarter of 2006 NPS intends to seek  permanent  financing of
$5 to $15 million. There is no assurance, however, that these financings will be timely obtained on acceptable terms, if at all.

If NPS is unable to close the initial private  placement  discussed above, or if
NPS is unable to obtain, on a timely basis, the additional financing required to meet the  Company's  cash  needs,  the  Company  will have to reduce or  curtail operations, which would materially and adversely affect its development efforts, and could ultimately  result in the loss of its business,  insolvency,  and even bankruptcy.

The  financial  statements  do  not  include  any  adjustments  relating  to the recoverability  and  classification of recorded asset amounts and classification of liabilities  that might be necessary should the Company be unable to continue in existence.

                                       10

NOTE 3.  PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

                                                                  2005                2004
                                                           ----------------    ----------------
Lab equipment                                                $   1,279,666       $   1,239,070
Leasehold improvements                                             579,641             579,640
Computer equipment and software                                    169,230             132,436
Office furniture and equipment                                      56,000              56,000
                                                           ----------------    ----------------
                                                                 2,084,537           2,007,146
Less accumulated depreciation and amortization                   1,253,456             874,338
                                                           ----------------    ----------------
                                                             $     831,081       $   1,132,808
                                                           ================    ================

NOTE 4.  ACCRUED EXPENSES

Accrued expenses consist of the following at December 31:

                                                                 2005               2004
                                                           ----------------   ----------------
Vacation                                                     $     48,657       $     62,102
Payroll and payroll taxes                                          53,900             67,898
Other                                                                   -             12,000
                                                           ----------------   ----------------
                                                             $    102,557       $    142,000
                                                           ================   ================

NOTE 5.  CONVERTIBLE DEBT

In a series of transactions during 2004 and 2003, the Company issued convertible debt  totaling  $3,999,999  that was  convertible  into the shares issued in the
Company's next round of preferred stock financing. The notes accrued interest at a rate of 8% per annum.  In April 2004,  these notes and accrued  interest  were converted into Series B Convertible Preferred Stock.

In connection  with the  convertible  debt, the Company was obligated to issue a variable  number of warrants to purchase  shares of the next round of  preferred stock.  The number of warrants to be issued was dependent upon the timing of the closing  of  the  next  round  of  financing  in  relation  to  issuance  of the convertible  debt.  Upon the April  2004  closing  of the  Series B  Convertible
Preferred Stock financing,  the Company issued 8,496,692  pre-split  warrants to purchase Series B Convertible  Preferred Stock. The warrants were to expire June
2008 through January 2009, but, as described in Note 14, Subsequent Events, were cancelled and terminated in March 2006. The Company allocated  $2,036,722 of the proceeds received from the convertible debt to the detachable warrants,  and the convertible debt's beneficial  conversion feature,  based on their fair value at the date the Company was obligated to issue the  respective  warrants.  The fair value was  determined  using the  Black-Scholes  option  pricing model using the following assumptions: volatility rate of 64.2%; an expected life of five years;
no dividend yield; and risk-free interest rate of 3.63%. The discount related to the  detachable  warrants and the  beneficial  conversion  feature was amortized using the  effective  interest  method  over the term of the  convertible  debt.

                                       11

During 2004, the Company recorded  $1,550,818 of interest expense related to the amortization of the discounts and related to the beneficial conversion feature.

In connection with  convertible debt issued in 2001 that was converted to Series
B Preferred  Stock in 2002,  the  Company  issued  warrants to purchase  643,966 pre-split shares of Series B Convertible Preferred Stock. These warrants were to expire  October  2006  through  December  2006,  but, as  described  in Note 14,
Subsequent Events, were cancelled and terminated in March 2006.

NOTE 6.  EQUIPMENT LOAN PAYABLE

During 2002, the Company  entered into an equipment loan and security  agreement with a lending  institution  and a bank.  Total proceeds  received for financing equipment was $1,103,486.  The equipment loan requires 33 monthly  principal and interest  payments  of $33,681  plus a final  payment  equal to  $66,209  and is collateralized  by the financed  equipment.  Loan  advances  bear  interest at a stated  rate of 6.99% per  annum,  and 10.44% per annum  after  amortization  of debt-issuance  costs using the effective interest method. The loan was scheduled to mature  October 31, 2005,  but,  prior to maturity,  the term was extended to
April 2007.

In connection  with the equipment  loan, the Company issued warrants to purchase
224,820  pre-split shares of Series B Convertible  Preferred Stock. The warrants were to expire in 2012, but, as described in Note 14,  Subsequent  Events,  they were cancelled and terminated in March 2006.  The Company  allocated  $56,667 of the proceeds  received from the equipment loan to the detachable  warrants based on their fair value at the date of the issuance.  The fair value was  determined using the  Black-Scholes  option pricing model using the following  assumptions:
volatility rate of 100%; an expected life of ten years;  no dividend yield;  and risk-free  interest  rate of  3.91%.  The  discount  related  to the  detachable warrants is being amortized using the straight-line  method over the term of the equipment loan payable.  The Company  recorded  interest  expense of $15,741 and
$18,889 in 2005 and 2004, respectively, on amortization of this discount.

The equipment loan payable is summarized as follows:

                                                  2005                2004
                                           ----------------    ----------------

Loan principal outstanding                   $    216,686        $    348,618
Unamortized discount                                    -             (15,741)
                                           ----------------    ----------------
                                                  216,686             332,877
Less current maturities                           186,846             332,877
                                           ----------------    ----------------
                                             $     29,840        $          -
                                           ================    ================

                                       12

NOTE 7.  STOCKHOLDERS' EQUITY

As described in Note 14, Subsequent  Events, in February 2006, all shares of the
Company's  Preferred Stock were converted into common stock, after which one (1)
new share of  common  stock was  issued  for each ten (10) old  shares of common stock in a reverse stock split. As further  described in Note 14, in March 2006, the Company  merged with  another  company and all  outstanding  warrants of the
Company were cancelled and terminated.

Prior to the stock split and merger, the Company's authorized and issued capital stock was as follows:

     o    Preferred  -  authorized  87,953,843  shares,  with  7,997,508  shares designated as Series A Convertible and 79,956,335 shares designated as
          Series B Convertible.  Of the Series B shares,  4,500,000  shares were further designated as non-voting, of which 2,206,233 had been issued.

     o    Common - authorized  123,000,000  shares,  of which  4,500,000  shares designated as non-voting, with none issued.

The convertible Preferred stock had the following pre-split and pre-merger terms at December 31, 2005:

CONVERSION - Each share of Series A and Series B preferred  stock is convertible at the option of the holder into one share of common stock. The conversion price is the original  purchase price of each  respective  series of preferred  shares purchased  by  the  holder,  subject  to  certain  adjustments.  Each  share  of convertible preferred stock is convertible into one share of common stock.

Each share of preferred  stock will  automatically  be converted  into shares of common  stock upon the  earlier of (i) the closing of a firm  commitment  for an underwritten public offering for common stock with an offering price of not less than $1.40 per pre-split share and an aggregate  offering price to the public of not less than  $25,000,000,  or (ii) the date  specified  by written  consent or agreement  of the  holders  of a  majority  of the then  outstanding  shares  of preferred stock voting together as a single class.

LIQUIDATION - In the event of  liquidation,  the holders of preferred stock will be entitled to receive an amount equal to $0.237 and $0.278 per pre-split  share of  Series A and  Series B  preferred  stock  held,  plus  declared  but  unpaid dividends.  These  distributions  will be made  prior  to any  distributions  to holders of the Company's  common stock.  If, upon the  occurrence of such event, the assets and funds thus  distributed  among the holders of preferred stock are insufficient to permit the payment of the total preferential amounts, the entire assets and funds of the  Company  legally  available  for  distribution  will be shared  ratably among the preferred  stock  holders.  Upon the completion of the preferential  distributions,  the  remaining  assets  of the  Company  shall  be distributed  among the holders of preferred and common stock on an  as-converted to common stock basis.

                                       13

DIVIDEND  PROVISIONS  - The holders of  preferred  stock are entitled to receive dividends,  when  and as  declared  by the  Board  of  Directors,  prior  and in preference to any declaration or payment of any dividend on common stock, at the rate of $0.01896 and $0.0224 per annum per pre-split  share on each  outstanding share of Series A and Series B preferred stock, respectively.  Dividends are not cumulative and do not accrue to the preferred  stock holders unless  declared by the Board of Directors. The Company has not declared or paid any dividends.

VOTING RIGHTS - Each holder of Series A and B voting  preferred stock shall have right to one vote for each  pre-split  share of common  stock  into  which  such preferred stock is convertible.  Non-voting  shares have no right to vote on any matters, including the election of members of the Board of Directors.

REDEMPTION - Preferred stock is not redeemable.

COMMON STOCK AND SHARES  RESERVED - Common stock was reserved for the  following purposes at December 31, 2005:

                                                                             Pre-split        Post-split
                                                                           -------------    --------------
Conversion  of  preferred  stock,  Series A,  including  exercise  and
    conversion of outstanding Series A warrants                               7,997,508           799,750
Conversion  of  preferred  stock,  Series B,  including  exercise  and
    conversion of outstanding Series B warrants                              79,956,335         7,995,634
Exercise of outstanding stock options                                         6,209,943           620,994
Exercise of options authorized but not yet granted                            1,909,459           190,946
Exercise of outstanding common stock warrants                                 1,818,776           181,878
                                                                           -------------    --------------
                                                                             97,892,021         9,789,202
                                                                           =============    ==============

NOTE 8.  STOCK OPTION PLAN

The  Company  adopted its 2000 stock plan ("the  Plan") in  September  2000.  As described in Note 14, Subsequent  Events, in March 2006, the Company merged with another company and the Plan and all outstanding options were cancelled.

The Plan allowed the Company to grant options to officers, employees, members of the Company's  Board of Directors,  consultants,  and advisors for up to 825,000 post-split  shares  of  common  stock.  The  Board of  Directors  ("the  Board")
administered the Plan.  Options granted generally vested and became  exercisable ratably over two to five years of continued  employment or service as defined in the Plan and expire ten years after the grant date.  Options  granted under this
Plan could be designated as qualified or  nonqualified  at the discretion of the
Board.  Qualified options,  also called incentive stock options (ISOs), could be issued only to employees. Nonqualified options could be issued to anyone.

                                       14

Stock option plans such as the Company's are subject to various  income tax laws and  regulations of the United States.  The specific terms and conditions of the
Company's  qualified  options were set forth in the Plan. The specific terms and conditions  of the Company's  nonqualified  options were set by the Board at the time of grant.

Included in options granted in 2005 and 2004 were 14,800 and 205,  respectively, post-split  non-qualified  options to consultants and advisory board members for services.  The estimated fair values of these options of $8,100 and $2,231, were charged  to  expense  in  2005  and  2004,  respectively.  See  Note  1 for  the assumptions used to calculate this expense.

The following table summarizes  stock option  activity,  restated to reflect the
February 2006 reverse stock split,  during the years ended December 31, 2005 and
2004:

                                               Options        Weighted Average
                                             Outstanding       Exercise Price
                                            --------------    -----------------
Outstanding at January 1, 2004
    (exercisable 377,794)                         683,231          $ 1.20
Granted                                             6,200          $ 1.20
Forfeiture                                         (2,886)         $ 1.20
Exercised                                             (30)         $ 1.20
                                            --------------
Outstanding at December 31, 2004
    (exercisable 486,534)                         686,515          $ 1.20
Granted                                            29,880          $ 1.20
Forfeiture                                        (70,650)         $ 1.20
Exercised                                            (333)         $ 1.20
                                            --------------

Outstanding at December 31, 2005
    (exercisable 485,998)                         645,412          $ 1.20
                                            ==============

The weighted  average  post-split fair values of the options granted during 2005 and 2004 were $0.41 and $0.40 per post-split  share,  respectively.  At December
31,  2005  and  2004,  the  weighted  average  remaining  contractual  lives  of outstanding options were 6.17 and 7.04 years, respectively.

NOTE 9.  WARRANTS

In connection with  convertible  promissory  notes payable,  in 2000 the Company granted warrants to purchase 1,328,572  pre-split shares of Series A Convertible
Preferred Stock at $0.237 per share. These warrants expired in 2005.

In December 2001, the Company issued 914,205 pre-split  warrants to purchase the
Company's  Series A Convertible  Preferred  stock for consulting  services.  The warrants  had an  exercise  price of $0.237 per share and were to expire in 2010 but, as described in Note 14, Subsequent Events, were cancelled in March 2006.

                                       15

As more fully described in Note 11,  Significant  Agreements,  in December 2003,
the Company  entered into a development  agreement to develop fuel cells for use with certain portable  devices of a customer.  In connection with this agreement the Company issued to the customer warrants to purchase 250,000 pre-split shares of the Company's Common stock at an exercise price of $0.12 per pre-split share.
The warrants are  exercisable  only upon the attainment of specific  performance milestones relating to the Company's  technology and products.  These milestones were not met by December 31, 2005, and, therefore,  no accounting entry has been recorded relating to these warrants in these financial statements.

The Company also issued  warrants to purchase its common and preferred  stock in various  transactions  described in Note 5, Convertible  Debt, Note 6, Equipment
Loan Payable, and Note 13, Related Party Transactions.

NOTE 10.  INCOME TAXES

The Company  accounts  for income taxes on the  liability  method as provided by
Statement of Financial  Accounting  Standards 109,  ACCOUNTING FOR INCOME TAXES.
Significant  components of the Company's deferred tax assets and liabilities are approximately as follows as of December 31:

                                                   2005              2004
                                             ---------------   ---------------

Deferred tax asset (liability):
    Net operating loss carryforward           $   6,857,000     $   5,500,000
    Stock and warrant compensation                   93,000            93,000
    Research and development credit                 691,000           532,000
    Accrued vacation                                 16,500            21,000
    Tax depreciation over book                      (22,000)          (22,000)
                                             ---------------   ---------------
                                                  7,635,500         6,124,000
Valuation allowance                              (7,635,500)       (6,124,000)
                                             ---------------   ---------------
                                              $     -           $           -
                                             ===============   ===============

The Company has  established a valuation  allowance of $7,635,500 and $6,124,000 as of December 31, 2005 and 2004, respectively, due to the uncertainty of future realization of the net deferred tax assets.  During 2005 and 2004, the valuation allowance increased approximately  $1,511,500 and $2,195,000,  respectively.  At
December 31, 2005 and 2004,  the Company had a net operating  loss  carryforward for federal income tax purposes of  approximately  $20,167,000  and  $16,177,000 respectively and research and development  credit  carryforward of approximately
$691,000 and $532,000,  respectively,  available to offset future income,  which expires between 2019 and 2024. Utilization of the carryforwards are dependent on future taxable income and could further be limited due to a change in control in the Company's ownership as defined by the Internal Revenue Code 382.

                                       16

NOTE 11.  SIGNIFICANT AGREEMENTS

GRANT AWARD

In 2003,  the Company  received  approval for funding under an NIST  cooperative agreement.  The  cooperative  agreement  or award covers a two year period for a total amount of $2,000,000 in federal funds,  of which  $1,000,000 was available through  September 30, 2004, and the remainder was available  through  September
30, 2005. The Company  received  reimbursement by the NIST for 40.64% and 39.19%
of direct program expenditures in 2005 and 2004,  respectively.  At December 31,
2005 and 2004,  the Company had received  reimbursements  totaling  $780,000 and
$1,055,887, respectively.

DEVELOPMENT AGREEMENT

In December  2003,  the Company  entered  into a  development  agreement  with a customer to develop proof-of-concept fuel cell power source prototypes (phase I)
and, if successful and elected by the buyer,  the development of fuel cell power sources (phase II). Under the terms of the agreement,  the Company is to receive
$344,000 and up $1,402,000 for the services in phase I and II, respectively. The
Company recognized  $154,500 for the completion of phase I in 2004. In addition, at December 31, 2005 and 2004 the company deferred $189,500 for phase I services until the related services are rendered.

NOTE 12.  COMMITMENTS

The Company leases its corporate  headquarters and laboratory facilities under a non-cancelable  operating  lease which expires in August 2006.  The Company also leases  laboratory  facilities  on  a  month-to-month  basis.  Rent  expense  is recognized on a  straight-line  basis over the periods in which benefit from the property is derived.

As of December 31, 2005, future minimum rental payments required under operating leases are approximately $103,500.

Rental expense was $233,000 and $290,000 in 2005 and 2004, respectively.

                                       17

NOTE 13.  RELATED PARTY TRANSACTIONS

In April 2004, the Company entered into a collaboration  agreement under which a shareholder,  Novellus System, Inc. ("Novellus"),  agreed to provide services to the Company  relating to the Company's  efforts to develop fuel cell electrodes.
In connection  with this  agreement,  the Company issued warrants to Novellus to purchase  one  million  pre-split  shares of the  Company's  common  stock at an exercise  price of $0.25 per pre-split  share and for a term of five years.  The warrants vest upon the  attainment of specified  performance  milestones.  Stock compensation  expense is recognized  over the service period based on the number of  warrants  expected  to vest and the fair  value  of the  warrants,  which is periodically  remeasured  until vesting occurs.  Stock  compensation  expense of
$7,000 was recorded for these  warrants in 2004.  Also, in connection  with this collaboration  agreement,  in 2004 the Company  paid  $297,000  to Novellus  for development services.

As described in Note 14,  Subsequent  Events,  in connection with the March 2006 merger  described in that Note,  these  warrants were  cancelled and the Company agreed to pay Novellus an additional  amount for certain  services.  The Company and Novellus are negotiating a revised collaboration agreement.

NOTE 14.  SUBSEQUENT EVENTS

In January and February 2006, certain stockholders of the Company made unsecured
8% demand loans to the Company aggregating $142,400.

In February 2006, the Company converted all of its shares of Series A and Series
B Preferred Stock to Common Stock and amended its Articles of  Incorporation  to eliminate  such  classes  of  Preferred  Stock  and to  create a new  series  of preferred  stock  known as Series A-1  Preferred  Stock with  11,000,000  shares authorized.  New Common shares were then issued for the old Common shares in the ratio of one (1) new  share for ten (10) old  shares.  Upon  completion  of this reverse stock split,  7,990,457 shares of the Company's Common Stock were issued and outstanding. No Preferred shares have been issued.

On March 9, 2006, the Company entered into an Agreement and Plan of Merger ("the
Plan") with Growth Mergers,  Inc. ("GMI"),  a Nevada shell  corporation,  Growth
Acquisition  Corp.  ("GAC"),  a Washington  corporation,  Summit Trading Limited
("STL"),  a  British  Virgin  Islands   corporation,   and  Special  Investments
Acquisition  Associates LLC ("SIAA"),  a Delaware limited liability company. The
Plan was further amended on April 12, 2006. By virtue of this merger, GMI became the  parent  corporation  of the  Company  and owns 100% of its  capital  stock.
Following the merger, GMI changed its corporate name to Neah Power Systems, Inc.
("NPS").

Prior to the merger, GMI was an inactive shell corporation and had engaged in no substantive  business  operations  since  2003.  Prior  to  consummation  of its acquisition of the Company,  a total of 10,481,543 shares of common stock of GMI were issued and outstanding.

                                       18

Under the terms of the merger the  7,990,457  outstanding  Common  shares of the
Company were  converted  into  26,203,858  shares of common stock of NPS and all outstanding Company stock options and warrants were cancelled

As a condition of participating in the merger, STL, which is one of the entities that purchased GMI's preferred stock as described  below, was required to ensure that GMI have  $500,000  at the time of the merger  available  to advance to the
Company as  working  capital.  One of GMI's  common  shareholders  desired to do further  business  with STL and,  thus,  agreed to pay the  $500,000 to GMI as a participation  fee. Upon  completion  of the merger,  GMI, now operating as NPS, advanced this money to the Company.

In connection with the merger,  certain  security  holders of the Company loaned
the  Company  $358,000.   Such  loans,  together  with  the  $142,400  of  other
stockholders  loans referred to above, were exchanged for a total of $500,400 of
8%  convertible  notes of NPS that are  convertible  into common stock of NPS at
$0.20 per share, and  automatically  convert into 2,502,000 shares of NPS common stock at such  time as  additional  financing  of not less  than  $1,500,000  is provided to the Company.  In addition,  holders of the notes received  five-year warrants to purchase an aggregate of 3,753,000 shares of common stock of NPS, at an exercise price of $0.20 per share.

Immediately  prior to the merger,  GMI sold 3,250,000  shares of GMI's preferred stock at $0.001  per share to STL and  another  3,250,000  shares to SIAA at the same  price for a total of  $6,500.  Such  shares  were  designated  as Series A
Preferred Stock and are convertible into approximately  58,875,000 shares of NPS common  stock  (exclusive  of the  3,753,000  shares  to be held in  escrow  and reserved for delivery  upon  exercise of the warrants  described  above).  These shares automatically convert into NPS common stock if NPS completes an equity or equity-type  financing  for  an  additional  $1,500,000.  Paul  Abramowitz,  the
President and Chief Executive Officer of the Company and NPS ("Abramowitz"), and
members of his family have a beneficial  interest in approximately  50% of these shares.

In connection with the merger, Novellus, a shareholder of the Company, agreed to cancel  warrants  of the  Company  it held  and  the  Company  agreed  to pay by
September 30, 2006,  approximately  $150,000  owed to Novellus for services.  In addition,  the  Company  and  Novellus  are  negotiating  the  final  terms of a collaboration agreement.

In April 2006, Abramowitz,  in his role as President and Chief Executive Officer of NPS,  was  given a  one-year  employment  agreement  at an  annual  salary of
$275,000,  with $150,000  deferred until NPS has received at least $5,000,000 in financing for either the sale of  securities  or in connection  with a strategic joint venture or strategic alliance.

                                       19

PART FS
FINANCIAL STATEMENTS

                              GROWTH MERGERS, INC.

                                FINANCIAL REPORT

                                DECEMBER 31, 2005

                                 C O N T E N T S

                                                                            PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM........................1

FINANCIAL STATEMENTS

    NOTES TO FINANCIAL STATEMENTS.........................................6 - 15

  [GRAPHIC OMITTED]
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          PETERSON SULLIVAN PLLC
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CERTIFIED PUBLIC ACCOUNTANTS                 TEL 206.382.7777 o FAX 206.382.7700
601 UNION STREET, SUITE 2300                 http://www.pscpa.com
SEATTLE, WASHINGTON 98101

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Growth Mergers, Inc.
Bothell, Washington

We have audited the  accompanying  balance sheet of Growth  Mergers,  Inc. ("the
Company") as of December 31, 2005,  and the related  statements  of  operations, shareholders'  deficit, and cash flows for the period from June 14, 2005 through
December 31, 2005.  These  financial  statements are the  responsibility  of the
Company's  management.  Our  responsibility  is to  express  an opinion on these financial statements based on our audit.

We conducted  our audit in accordance  with the standards of the Public  Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis,  evidence  supporting  the amounts and  disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant  estimates  made by  management,  as well as evaluating  the overall
financial  statement  presentation.   We  believe  that  our  audit  provides  a
reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material respects,  the financial position of the Company as of December 31,
2005 and the  results of its  operations  and its cash flows for the period from
June  14,  2005  through  December  31,  2005,  in  conformity  with  accounting principles generally accepted in the United States.

The accompanying  financial  statements have been prepared  assuming the Company will  continue  as a  going  concern.  As  discussed  in  Notes  1 and 14 to the financial  statements,  the Company  was a dormant  shell  corporation  that was subsequently  merged with, and became the parent of, a  wholly-owned  subsidiary that has experienced  recurring  losses and has liabilities in excess of current assets.  This subsidiary  comprises the entire operations of the Company and, as such, this raises substantial doubt about the Company's ability to continue as a going  concern.  The financial  statements do not include any  adjustments  that might result from the outcome of this uncertainty.

/s/ PETERSON SULLIVAN PLLC

Seattle, Washington
May 12, 2006

                                       1

                              GROWTH MERGERS, INC.

                                  BALANCE SHEET

                                December 31, 2005

               ASSETS

Assets                                                                              $     --
                                                                                    --------
               Total assets                                                         $     --
                                                                                    ========
               LIABILITIES AND SHAREHOLDERS' DEFICIT

Current Liabilities

      Note payable                                                                  $ 48,412
      Accrued interest on note payable                                                 1,820
                                                                                    --------
               Total liabilities                                                      50,232

Shareholders' Deficit (par value and additional paid-in capital restated to reflect reverse and forward stock splits)
      Common stock - $.001 par value, authorized 500,000,000 shares                      482
      Additional paid-in capital                                                      35,357
      Accumulated deficit                                                            (86,071)
                                                                                    --------
               Total shareholders' deficit                                           (50,232)
                                                                                    --------
               Total liabilities and shareholders' equity                           $     --
                                                                                    ========

                        See Notes to Financial Statements

                                       2

                              GROWTH MERGERS, INC.

                             STATEMENT OF OPERATIONS
          For the Period from June 14, 2005 through December 31, 2005

Operating expenses
      Consulting fees                                                 $  35,605
                                                                      ---------
               Total operating expenses                                  35,605
                                                                      ---------
               Loss from operations                                     (35,605)
Other expense
      Interest expense on note payable                                      531
                                                                      ---------
               Total other expense                                         (531)
                                                                      ---------
               NET LOSS                                               $ (36,136)
                                                                      =========

Basic net loss per post-split common share                            $    0.08
                                                                      =========
Weighted average basic post-split shares outstanding                    481,534
                                                                      =========

                        See Notes to Financial Statements

                                       3

                              GROWTH MERGERS, INC.

                       STATEMENT OF SHAREHOLDERS' DEFICIT
          For the Period from June 14, 2005 through December 31, 2005
     (Shares, par value, and additional paid-in capital restated to reflect reverse and forward stock splits)

                                                                         Common Stock         Additional
                                                                    ----------------------     Paid-in     Accumulated
                                                                     Shares       Amount       Capital       Deficit        Total
                                                                    ---------    ---------    ---------     ---------     ---------
Entries to record opening defecit at date of commencement
       of current  operations
      (June 14, 2005):

Record par value of common stock                                      233,470    $     234    $      --     $    (234)    $      --

Record note payable                                                        --           --           --       (48,412)      (48,412)
Accrue interest expense on note payable from date of
      note (February 14, 2004) through June 14, 2005                       --           --           --        (1,289)       (1,289)
                                                                    ---------    ---------    ---------     ---------     ---------
Balances at June 14, 2005                                             233,470          234           --       (49,935)      (49,701)

Issuance of common stock on November 11, 2005, for
      consulting services                                             248,063          248       35,357            --        35,605

Net loss for the period ended

      December 31, 2005                                                    --           --           --       (36,136)      (36,136)
                                                                    ---------    ---------    ---------     ---------     ---------
Balances at December 31, 2005                                       $ 481,533          482    $  35,357     $ (86,071)    $ (50,232)
                                                                    =========    =========    =========     =========     =========

                        See Notes to Financial Statements

                                       4

                              GROWTH MERGERS, INC.

                             STATEMENT OF CASH FLOWS
          For the Period from June 14, 2005 through December 31, 2005

Cash Flows from Operating Activities
      Net loss                                                                               $(36,136)
      Adjustments to reconcile net loss to cash flows from operating activities
         Common stock issued in exchange for services                                          35,605
         Changes in operating assets and liabilities
            Accrued interest expense payable                                                      531
                                                                                             --------
               Net cash flows from operating activities
                                                                                                   --

Cash and Cash Equivalents, beginning of period                                                     --
                                                                                             --------
Cash and Cash Equivalents, end of period                                                     $     --
                                                                                             ========

                        See Notes to Financial Statements

                                       5

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1.  THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Growth Mergers,  Inc. ("the Company") was incorporated in the State of Nevada on
February 1, 2001,  and adopted a July 31 fiscal year.  On December 13, 2001,  it filed a Form SB-2 with the  Securities  and  Exchange  Commission  of the United
States  ("the SEC") to register its common  stock for public  trading.  The Form
SB-2 was declared effective by the SEC on April 18, 2002.

As described in Note 14, SUBSEQUENT  EVENTS,  in March 2006, the Company,  among other actions,  twice split its common stock.  The first split was a one-for-100 reverse split in which 100 shares were converted to one share.  The second split was a two-for-one  forward split in which one share was converted to two shares.
In these Notes,  "pre-split"  means shares prior to both splits and "post-split"
means shares after both splits.

The Company originally had its corporate headquarters in Vancouver,  BC, Canada, and was involved in an Internet-based  venture. In 2003, the Company shifted its business  focus and relocated its  headquarters  to Las Vegas,  Nevada.  By late
2003, the Company had  effectively  ceased  operations and on December 22, 2003, filed its last Form 10-QSB with the SEC for the fiscal  quarter  ending  October
31,  2003.  On  March  22,  2004,  the  Company  filed a Form  8-K  with the SEC indicating that its president and chief executive officer had resigned.

The Company was a dormant shell  corporation  until May 11, 2005, when a Company shareholder  filed a lawsuit in Nevada  Superior  Court  ("the  Court")  seeking appointment of Mark Smith of Carson City, Nevada, ("Smith") as custodian for the
Company.  Smith was  appointed  custodian on June 14, 2005. As discussed in more detail in Note 2, DATE OF  INCEPTION OF CURRENT  OPERATIONS,  the date Smith was appointed by the Court as custodian of the Company, June 14, 2005, is considered to be date of inception of the Company's current operations.

On August 30, 2005,  Smith filed a Report of Custodian and Request for Discharge
("the  Report") with the Court  indicating  that (1) no assets or liabilities of the Company  could be found and (2) the transfer  agent of the Company  reported that 11,673,500  pre-split  (233,470  post-split) shares of the Company's common stock were outstanding as of that date.

                                       6

Included  with the Report were  unaudited  financial  statements  of the Company through July 31, 2005. A note in those financial statements indicated that Smith could not find any liabilities of the Company but that, if any liabilities  were subsequently  found,  they would be recorded  when  discovered.  Another note to those financial  statements indicated that Smith and advisors and consultants he engaged to assist him in his review of the Company would be  compensated  by the issuance of common stock of the Company.  The Report also called for Smith to be appointed  sole  director of the Company.  On October 21,  2005,  the Report was
approved by the Court. Smith was discharged from any further duties on behalf of the  Company as  custodian  and became its sole  director.  On November 4, 2005,
Smith  filed a Form 15 with the SEC on behalf  of the  Company  terminating  the registration  of the  Company's  common  stock.  On the  same  day,  Smith  also appointed three other directors for the Company.

As described in Note 7, NOTE PAYABLE,  subsequent to his  appointment as Company director,  Smith  uncovered  the  existence  of a  promissory  note ("the Note")
payable by the Company to Frontline  2001 LLC  ("Frontline").  The Note,  in the
amount of $48,214 and dated  February 14,  2004,  was  interest-bearing  and was convertible under certain conditions to common stock of the Company. On November
1, 2005,  Frontline assigned its rights to the Note to seven other parties,  one or more of which were  entities in which  David M. Otto of Seattle,  Washington,
("Otto") was an investor. The Note and accrued interest thereon are reflected in these financial statements.

On November 11,  2005,  Smith was paid $500 for his services as custodian by one of the holders of the Note.  At the same time Smith and the three  directors  he appointed  were advised that they would receive stock options for their services as  directors.  As  described in Note 14,  Smith and the three  directors  later agreed to cancel their options in exchange for a second  payment of $500 paid to each by the same holder of the Note. This party has not asked for  reimbursement from the Company for making these  payments so the Company  effectively  did not pay for Smith's or the other directors' services.

As  described  in Note 14,  in  February  2006,  Otto,  on  behalf  of the other shareholders of the Company,  presented the Company as a possible  candidate for merger with Neah Power Systems,  Inc.  ("Neah").  In March 2006 a reverse merger was consummated  with the Company  becoming the parent of Neah and Neah becoming its  wholly-owned  subsidiary.  Neah's  management  became  the  Company's  sole management  and Neah's  operations  became the Company's  sole  operations.  The
Company  relocated  its  headquarters  to  Bothell,  Washington,  and,  while it remained a Nevada  corporation,  it changed  its  corporate  name to that of its subsidiary, Neah Power Systems, Inc. Prior to the merger, the Note was converted to common stock of the Company.

                                       7

NOTE 2.  DATE OF INCEPTION OF CURRENT OPERATIONS

Because the  operations of the Company prior to it becoming  dormant in 2003 and the deficit it  accumulated  up to that point in time are not  meaningful to the current  shareholders  of the Company,  and in particular to those  shareholders arising in the merger with Neah in March 2006,  the date Smith was  appointed by the Court as custodian of the Company,  June 14, 2005,  is considered to be date of inception of the Company's current  operations.  The Company had no assets as of that date. The only  liabilities  were the Note and accrued  interest payable thereon  through that date. The only items of  Shareholders'  Equity are the par value of outstanding  common stock and the equivalent  accumulated  deficit from the Note, accrued interest payable, and common stock par value.

NOTE 3.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Companies  are  required to list their  significant  accounting  policies in the notes to their financial statements.

The Company had no income from June 14,  2005,  the date of inception of current operations described in Note 2, DATE OF INCEPTION OF CURRENT OPERATIONS, through the date of the Balance  Sheet,  December  31,  2005.  The only  expenses of the
Company for that period are (1) the fees paid to the  advisors  and  consultants
Smith  engaged  to assist him in his review of the  Company  and (2)  additional interest  expense  accrued  on  the  Note.  Consequently,  these  are  the  only transactions  for  which  accounting  policies  are  needed  in these  financial statements.  After the  merger  described  in Note 14,  SUBSEQUENT  EVENTS,  the
Company has, and will have, substantial business operations. Accounting policies for significant  transactions  from those operations will be set forth in future financial statements of the Company.

A summary of the Company's  accounting  policies for the transactions  described above, and the financial statement areas likely requiring accounting policies in future financial statements, follows.

CASH AND CASH EQUIVALENTS

The  Company  had no cash and  cash  equivalents  as of the date of the  Balance
Sheet.

SHORT-TERM INVESTMENTS

The Company had no short-term investments as of the date of the Balance Sheet.

REVENUE RECOGNITION

The Company had no revenues through the date of the Balance Sheet.

                                       8

RESEARCH AND DEVELOPMENT

The  Company  had no  research  and  development  costs  through the date of the
Balance Sheet.

FINANCIAL INSTRUMENTS

The only financial  instruments of the Company was accrued  interest  expense on the Note. The fair value of this financial instrument  approximates the recorded value based on its short-term nature.

PROPERTY AND EQUIPMENT

The Company had no property and equipment as of the date of the Balance Sheet.

INCOME TAXES

The Company follows the liability  method of accounting for income taxes.  Under this  method,  deferred  tax  assets and  liabilities  are  determined  based on differences  between  the  financial  reporting  and tax  basis  of  assets  and liabilities  and on the  expected  future tax  benefits  to be derived  from net operating  loss  carryforwards  measured  using  current tax rates.  A valuation allowance is  established if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The  Company  had no income tax  provision  or benefit  through  the date of the
Balance Sheet.

STOCK-BASED EMPLOYEE COMPENSATION

In accordance with Financial  Accounting  Standards  Board (FASB)  Statement No.
123,  ACCOUNTING FOR  STOCK-BASED  COMPENSATION,  and the FASB's Emerging Issues
Task  Force  (EITF),  consensus  in  Issue  No.  96-18,  ACCOUNTING  FOR  EQUITY
INSTRUMENTS  THAT ARE  ISSUED  TO OTHER  THAN  EMPLOYEES  FOR  ACQUIRING,  OR IN
CONJUNCTION  WITH SELLING,  GOODS OR SERVICES,  stock  compensation  expense for non-employees  is  calculated  based on (1) the fair value of the  consideration received or (2) the fair value of the equity  instruments  issued,  whichever is more reliably measured. The only stock-based compensation of the Company was the fees paid to Smith's advisors and consultants. Because no reasonable estimate of the value of the stock issued could be determined, the expense of these services was set at the fair value of the consideration received ($35,605).

LOSS PER SHARE

Basic loss per share is computed by dividing  net loss by the  weighted  average number of common shares  outstanding  during the reporting period.  Diluted loss per share is  computed by  dividing  net loss by the total of  weighted  average number of common  shares and  potential  common  shares  outstanding  during the period. The Company had no potential common shares as of the date of the Balance
Sheet so only basic loss per share is presented in these financial statements.

As described  in Note 14, in March 2006,  the  Company's  common stock was twice split.  The  number of shares  used to  calculate  basic loss per share has been adjusted to reflect these stock splits.

                                       9

USE OF ESTIMATES

In  preparing  financial  statements   conforming  with  accounting   principles
generally  accepted  in the  United  States,  management  is  required  to  make estimates  and  assumptions  that  affect  the  reporting  amounts of assets and liabilities,  the disclosure of contingent assets and liabilities at the date of the financial  statements,  and reported  amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

NOTE 4.  GOING CONCERN

The Company's  financial  statements  are prepared  consistent  with  accounting principles  generally  accepted  in the  United  States  applicable  to a  going concern,  which  contemplates  the  realization  of assets  and  liquidation  of liabilities in the normal course of business.  However, as described in Note 14,
SUBSEQUENT  EVENTS,  in March  2006 a reverse  merger was  consummated  with the
Company  becoming  the  parent  of  Neah  and  Neah  becoming  its  wholly-owned subsidiary.  Neah's  management  became the Company's sole management and Neah's operations became the Company's sole operations.  Neah has sustained substantial losses and the Company will rely  primarily on sales of stock and proceeds  from borrowings for operating capital.

In May 2006, the Company closed a private  placement of 4,600,000  shares of its
Common  Stock at $0.50  per share  and  recorded  net  proceeds  of  $2,116,000, consisting  of gross  proceeds  of  $800,000  in cash and a  promissory  note of
$1,500,000  due July 31, 2006 less the payment of  commissions  in the amount of
8%.  Management  expects  that these  funds will  enable the Company to meet its anticipated  monthly  expenditures  through August 2006.  Additional  funding of another $2 million is being sought for late in the third quarter of 2006. In the fourth quarter of 2006 the Company intends to seek permanent  financing of $5 to
$15 million.  There is no  assurance,  however,  that these  financings  will be timely obtained or on acceptable terms, if at all.

If the Company is unable to close the initial private placement discussed above, or if the  Company  is unable  to  obtain,  on a timely  basis,  the  additional financing  required to meet its cash needs,  the Company  will have to reduce or curtail operations,  which would materially and adversely affect its development efforts,  and could ultimately  result in the loss of its business,  insolvency, and even bankruptcy.

The  financial  statements  do  not  include  any  adjustments  relating  to the recoverability  and  classification of recorded asset amounts and classification of liabilities  that might be necessary should the Company be unable to continue in existence.

NOTE 5.  PROPERTY AND EQUIPMENT

The Company had no property and equipment as of the date of the Balance Sheet.

                                       10

NOTE 6.  ACCRUED EXPENSES

The  Company had no accrued  expenses as of the date of the Balance  Sheet other than accrued interest payable described in Note 7, NOTE PAYABLE.

NOTE 7.  NOTE PAYABLE

On February  14,  2004,  the Company  executed a  promissory  note ("the  Note")
payable to Frontline 2001 LLC  ("Frontline") in the amount of $48,214.  The Note was due June 14, 2004, with interest payable at 2% per annum and was convertible under certain  conditions  to common stock of the Company.  On November 1, 2005,
Frontline assigned its rights to the Note to seven other parties, one or more of which were entities in which David M. Otto of Seattle, Washington,  ("Otto") was an  investor.  As  described in Note 14,  SUBSEQUENT  EVENTS,  Otto later became chairman and sole director of the Company and was  instrumental in effecting the merger of the Company  with Neah in March 2006.  On March 8, 2006,  prior to the merger,  the Note was  converted  to common  stock of the  Company.  The Note is reflected  as a  liability  in  these  financial  statements  as of the  date of inception  of current  operations,  June 14, 2005,  along with accrued  interest expense from the date of the Note to that date.  Additional  interest expense on the Note is accrued in the Statement of Operations in these financial statements from June 14, 2005 through the date of the Balance Sheet.

NOTE 8.  STOCKHOLDERS' EQUITY

As described in Note 14,  SUBSEQUENT  EVENTS, in March 2006, the common stock of the Company was twice split.  Common stock shares in these financial  statements have been retroactively adjusted to reflect this split.

NOTE 9.  STOCK OPTION PLAN

The  Company  did not have a stock  option  plan as of the  date of the  Balance
Sheet.

NOTE 10.  WARRANTS

The Company did not have any warrants  outstanding as of the date of the Balance
Sheet.

                                       11

NOTE 11.  INCOME TAXES

The  Company  had no income tax  provision  or benefit  through  the date of the
Balance Sheet and has no income tax loss  carryforward from its operations prior to becoming a dormant shell corporation.

NOTE 12.  COMMITMENTS

Except  as  reflected  in  these  financial  statements,   the  Company  had  no
commitments as of the date of the Balance Sheet.

NOTE 13.  RELATED PARTY TRANSACTIONS

As described  in Note 7, NOTE  PAYABLE,  on November 1, 2005,  the rights to the
Note were assigned to seven other parties, one or more of which were entities in which  David M.  Otto of  Seattle,  Washington,  ("Otto")  was an  investor.  As described in Note 14, SUBSEQUENT  EVENTS, the Note later was converted to common stock of the Company.

As further described in Note 14, Otto later became chairman and sole director of the Company and was  instrumental  in  effecting  the merger of the Company with
Neah in March 2006. A common shareholder in which Otto has an interest also paid the Company a participation fee of $500,000 in March 2006. This stockholder paid this fee as an  inducement  to Summit  Trading  Limited  ("STL")  which became a preferred  stockholder  of the  Company  at the same  time,  to be allowed to do future business with STL.

NOTE 14.  SUBSEQUENT EVENTS

As described  below,  in March 2006, the Company,  split its common stock twice.
The first  split  was a  one-for-100  reverse  split in which  100  shares  were converted to one share.  The second  split was a  two-for-one  forward  split in which one share was converted to two shares.  In these Notes,  "pre-split" means shares prior to both splits and "post-split" means shares after both splits.

In February 2006, David M. Otto, of Seattle, Washington ("Otto"), who indirectly was one of the holders of the note payable  described  in Note 7, NOTE  PAYABLE,
("the  Note")  and  whose  law  firm  acted  as legal  counsel  to the  Company, commenced, on behalf of the Company, to negotiate the merger of the Company with
Neah Power Systems,  Inc. ("Neah"), a Washington  corporation in the business of developing miniature fuel cells to be used as power sources in laptop computers, cell phones, personal digital assistants and other portable electronic devices.

                                       12

On March 3, 2006,  Smith and the three  directors he appointed to the  Company's
Board of  Directors  in  November  2005  resigned.  On that same  day,  Otto was appointed the Company's chairman and sole director.

Also, on that same day, the Company  approved a one-for-100  reverse stock split in which each 100  outstanding  common  shares  would be  exchanged  for one new common share. The authorized  number of shares of common stock and the par value per share remained the same.

On March 8, 2006, the Company issued  5,000,000  shares  (10,000,000  post-split shares) of common stock to pay off the Note and all accrued interest.

Also on March 8,  2006,  the  Company,  while  remaining  a Nevada  corporation, changed its name to Neah Power Systems,  Inc., which is the same name as that of the company that would  become its  subsidiary  when the merger was  consummated
(Neah).  At the same time, the Company amended its Articles of  Incorporation to authorize  issuing  500,000,000  shares of $0.001  par  value  common  stock and
25,000,000  shares of $0.001 par value  preferred  stock.  Finally,  the Company approved a two-for-one forward common stock split in which each common share was converted into two new common shares.  The authorized number of shares of common stock and the par value per share  remained the same.  In the  remainder of this
Note,  "NPS"  refers  to the  Company's  post  merger  activities  under its new corporate name.

On March 9, 2006, the Company entered into an Agreement and Plan of Merger ("the
Plan") with Neah, Growth Acquisition Corp.  ("GAC"),  a Washington  corporation,
Summit  Trading  Limited  ("STL"),  a British Virgin  Islands  corporation,  and
Special  Investments  Acquisition  Associates LLC ("SIAA"),  a Delaware  limited liability company.  The Plan was further amended on April 12, 2006. By virtue of this merger,  the Company,  as NPS,  became the owner of 100% of Neah's  capital stock.  Following  the merger,  the Company,  now NPS,  relocated  its corporate headquarters  to  Bothell,  Washington.  Neah's  management  became  NPS's  sole management and Neah's operations became NPS's sole operations.

Immediately  prior  to  the  merger,  the  Company  had a  total  of  10,481,534 post-split shares of common stock issued and outstanding. Under the terms of the merger,  NPS  issued  26,203,858  post-split  shares  of  common  stock  for all
7,990,457  outstanding  common shares of Neah.  Also, all outstanding Neah stock options and warrants were cancelled.

                                       13

As a condition of participating in the merger, STL, which is one of the entities that purchased the Company's preferred stock as described below, was required to ensure that the Company  have  $500,000 at the time of the merger  available  to advance to Neah as working capital.  One of the Company's common shareholders in which Otto has an interest  and which had been one of the former  holders of the
Note  desired  to do  further  business  with STL and,  thus,  agreed to pay the
$500,000 to the Company as a  participation  fee. Upon completion of the merger, the Company, now operating as NPS, advanced this money to Neah.

In  connection  with the merger,  certain  security  holders of Neah loaned Neah
$358,000.  Such loans,  together with $142,400 of other Neah stockholder  loans, were exchanged for a total of $500,400 of 8%  convertible  notes of NPS that are convertible  into  common  stock of NPS at $0.20 per  share,  and  automatically convert  into  2,502,000  post-split  shares of NPS common stock at such time as additional  financing  of not less  than  $1,500,000  is  provided  to Neah.  In addition,  the holders of the notes received  five-year  warrants to purchase an aggregate of 3,753,000  post-split  shares of common stock, at an exercise price of $0.20 per share.

Immediately  prior to the  merger,  the  Company  sold  3,250,000  shares of the
Company's  preferred  stock at  $0.001  per share to STL and  another  3,250,000 shares  to SIAA at the  same  price  for a total of  $6,500.  Such  shares  were designated as Series A Preferred  Stock and are convertible  into  approximately
58,875,000  post-split  shares of NPS common stock  (exclusive  of the 3,753,000 post-split  shares to be held in escrow and reserved for delivery  upon exercise of the warrants  described above). In May 2006, these shares also  automatically converted  into NPS common  stock  upon the  closing  of the  private  placement referred to in Note 4 Going Concern.  Paul  Abramowitz,  the President and Chief
Executive Officer of NPS and Neah  ("Abramowitz") and members of his family have a beneficial interest in the SIAA shares.

In connection with the merger, a shareholder of Neah,  Novellus  Systems,  Inc.,
("Novellus") agreed to cancel warrants of Neah it held and Neah agreed to pay by
September 30, 2006,  approximately  $150,000  owed to Novellus for services.  In addition,  Neah and Novellus are  negotiating the final terms of a collaboration agreement.

On March 14, 2006, the Board of Directors of NPS adopted the Long Term Incentive
Compensation  Plan ("the  Plan") which is  administered  by a committee of three
Board  members.  On the same day the  Board  and the  committee  authorized  the issuance of options to purchase 6,324,500  post-split NPS common shares at $0.20 per share for a period of ten years.  The Plan is to continue for ten years from its date of adoption.  A maximum of 10,000,000  common NPS shares can be awarded under the Plan.

                                       14

In April 2006, Abramowitz,  in his role as President and Chief Executive Officer of NPS,  was  given a  one-year  employment  agreement  at an  annual  salary of
$275,000,  with $150,000  deferred until NPS has received at least $5,000,000 in financing for either the sale of securities or in connection  with a significant joint venture or strategic alliance.

                                       15

PART III

ITEM 1. INDEX TO EXHIBITS.

Exhibit
Number	Description

3.1	Articles of Incorporation, as amended (1)
3.2	Amended and Restated By-laws (1)
3.3	Certificate of Designation of Series A Preferred Stock (1)
3.4	Certificate of Merger (1)
4.1	Form of Stock Certificate for Common Stock (1)
4.2	Form of Stock Certificate for Preferred Stock (1)
10.1	Engagement Letter, dated as of March 20, 2006 by and between Neah and BMA Securities, Inc. (2)
10.2.1	Agreement and Plan of Merger among Neah Power Systems, Inc., Growth Mergers, Inc. and Growth
Acquisitions Inc. (2)
10.2.2	Amendment to Agreement and Plan of Merger among Neah Power Systems, Inc., Growth Mergers, Inc. and
Growth Acquisitions Inc. (2)
10.3	Form of Subscription Agreement (1)
10.4	Form of 8% $500,400 Convertible Notes due June 30, 2007 (1)
10.5	Form of warrant to purchase 3,753,000 shares of common stock (1)
10.6	Collaboration Agreement effective April 1, 2004 between Novellus Systems, Inc. and Neah Power
Washington (2)
10.7	Letter Agreement extending the Collaboration Agreement, dated May 24, 2006 by and among Novellus
Systems, Inc. , Neah Power Washington and Neah Power Systems, Inc. (2)
10.8	Warrant issued to Novellus Systems, Inc. (2)
10.9	Option Agreement issued to Dr. John Drewery (2)
10.10	Stock Option Plan (2)
10.11	Form of Stock Option Agreement (2)
10.12	Development Agreement by and between Neah Power Washington and Thales Communications, Inc. dated
December 19, 2003 (2)
10.13	Amendment No. 1 to Development Agreement by and between Neah Power Washington and Thales
Communications, Inc. dated July 28, 2004 (2)
10.14	Employment Agreement of Paul Abramowitz dated April 17, 2006 (2)
10.15	Lease Agreement, dated as of ______, by and between Teachers Insurance and Annuity Association of
America and Neah Power Washington, together with renewals and amendments (3)
21	Subsidiaries of the Registrant (2)

(1)	Filed as an Exhibit to the Registrant's Registration Statement on Form 10-SB, filed on May 1, 2006 and incorporated herein by reference thereto.
(2)	Filed herewith.
(3)	To be filed by amendment.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NEAH POWER SYSTEMS, INC.

Date: July 27, 2006	By:	/s/ Paul Abramowitz

Paul Abramowitz, President and CEO